                                               Filed pursuant to Rule 424(b)(4)
                                                         SEC File No. 333-34251
PROSPECTUS
-------------------------------------------------------------------------------

                               2,500,000 Shares

LOGO                        PETROGLYPH ENERGY, INC.

                                 Common Stock
-------------------------------------------------------------------------------

All of the shares of the Common Stock, $.01 par value (the "Common Stock"), offered hereby (the "Offering") are being sold by Petroglyph Energy, Inc., a Delaware corporation ("Petroglyph" or the "Company").

Prior to this Offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for inclusion in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the trading symbol "PGEI."


SEE "RISK FACTORS" ON PAGES 10 TO 18 FOR A DISCUSSION OF MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
-------------------------------------------------------------------------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                       Underwriting
                                           Price to   Discounts and  Proceeds to
                                            Public    Commissions(1) Company(2)
--------------------------------------------------------------------------------
Per Share...............................    $12.50        $0.875       $11.625
--------------------------------------------------------------------------------
Total(3)................................  $31,250,000   $2,187,500   $29,062,500

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $500,000.
(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 375,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be $35,937,500, the total Underwriting Discounts and Commissions will be $2,515,625 and the total Proceeds to Company will be $33,421,875. See "Underwriting."

-------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, New York, on or about October 24, 1997.

PRUDENTIAL SECURITIES INCORPORATED
                             OPPENHEIMER & CO., INC.
                                                  JOHNSON RICE & COMPANY L.L.C.

October 20, 1997

                 [MAPS OF THE COMPANY'S PRINCIPAL PROPERTIES]



                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the detailed information and consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus. The information presented gives effect to the reorganization of the Company. See "The Company." As used herein, references to the Company or Petroglyph are to Petroglyph Energy, Inc. and its predecessors and subsidiaries, including Petroglyph Gas Partners, L.P. (the "Partnership"). Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Certain terms relating to the oil and natural gas industry are defined in "Glossary of Oil and Natural Gas Terms."

                                  THE COMPANY

  Petroglyph is an independent energy company engaged in the exploration, development and acquisition of crude oil and natural gas reserves. Since its inception in 1993, the Company has grown through leasehold acquisitions which, together with associated development drilling, have increased the Company's proved reserves, production, revenue and cash flow. The Company seeks to develop properties in regions with known producing horizons, significant available undeveloped acreage and considerable opportunities to increase reserves, production and ultimate recoveries through development drilling and, where applicable, enhanced oil recovery techniques. The Company's primary activities are focused in the Uinta Basin in Utah, where it is implementing enhanced oil recovery projects in the Lower Green River formation of the Greater Monument Butte Region. The Company anticipates spending approximately $35 million in 1997 and 1998 in connection with these projects. The Company has identified several other formations in the Uinta Basin above and below the Lower Green River formation that it believes have the potential to be commercially productive. The Company recently acquired 56,000 gross and net acres in the Raton Basin in Colorado. The Company plans to spend up to approximately $5.0 million to initiate a pilot coalbed methane project to determine the commercial viability of development of this area.

  From January 1, 1994 through June 30, 1997, the Company drilled a total of 98 gross (51.5 net) wells, with a success rate of 99% and an average finding cost of $3.43 per BOE. As of June 30, 1997, the Company had estimated net proved reserves of approximately 7.7 MMBbls of oil and 20.9 Bcf of natural gas, or an aggregate of 11.2 MMBOE with a PV-10 of $42.9 million. Of the Company's estimated proved reserves, 97% are located in the Uinta Basin. At June 30, 1997, the Company had a total acreage position of approximately 108,000 gross (99,000 net) acres and estimates that it has over 1,000 potential drilling locations based on current spacing, approximately 75 of which are included in the Company's independent petroleum engineers' estimate of proved reserves.

  Uinta Basin. The Uinta Basin is generally recognized as one of the largest onshore basins in the contiguous United States in terms of total hydrocarbons in place. The Uinta Basin is a major onshore depositional and structural basin containing the remnants of an ancient fresh water lake that broadly deposited sand bars over the basin as the shoreline of the lake expanded and contracted over time. Based on electric log analysis, the Company believes that approximately 26 different horizons of oil and natural gas bearing sands have been created in the Lower Green River formation by the ancient lake and exist throughout its development area. As of December 31, 1996, approximately 450 MMBbls of oil and 1.6 Tcf of natural gas had been recovered from over 2,750 wells drilled in the Uinta Basin, including approximately 148 MMBbls of oil and 358 Bcf of natural gas from approximately 930 wells drilled in a 900 square mile area of the Uinta Basin known as the Greater Monument Butte Region located along the southern shoreline of the ancient lake.

  The Company is currently implementing enhanced oil recovery projects using waterflood techniques designed to repressure zones within the 1,500-foot thick Lower Green River formation in the Greater Monument Butte Region. In 1996, the Department of Energy (the "DOE") published a study of a similar enhanced oil recovery project and concluded that such a program could ultimately increase the recovery of the original oil in place in the Lower Green River formation from approximately 5% to up to 21%. The Company believes the results of the DOE's study are applicable to its enhanced oil recovery project in the Greater Monument Butte Region. The Company also believes oil and natural gas exist at depths above and below the Lower Green River formation throughout the Greater Monument Butte Region.

  The Company is an experienced operator in the Uinta Basin. From January 1, 1994 through June 30, 1997, the Company drilled 90 gross (46 net) new development and exploratory wells in the Uinta Basin, with a 99% success rate. As of June 30, 1997, the Company's independent petroleum engineers estimated that the Company had approximately 75 gross (40 net) proved undeveloped well locations in the Antelope Creek field in the Uinta Basin. The independent petroleum engineers attributed an average of 135 MBOE gross proved undeveloped reserves to such locations with a PV-10 per gross well of approximately $285,000, net of drilling and completion costs. The Company's net share per gross well is 58 MBOE with a PV-10 of $152,000, resulting in an aggregate of approximately 4,340 MBOE with a PV-10 of approximately $11.4 million for such 75 proved undeveloped well locations. The Company believes that as of June 30, 1997 full development of the Company's 38,685 gross undeveloped acres within the Uinta Basin would support approximately 820 additional drilling locations based on 40-acre spacing, consisting of approximately 615 locations for production wells and 205 locations for injection wells, at an estimated average gross cost of $400,000 per well. In addition to the implementation of its enhanced oil recovery projects in the Lower Green River formation, the Company is currently developing the Upper Green River and Wasatch formations utilizing traditional production methods.

  Raton Basin. The Raton Basin, which is located in southeastern Colorado and northeastern New Mexico, is approximately 80 miles long and 50 miles wide. The Gas Research Institute has estimated that as of 1993 the Raton Basin held 18 Tcf of recoverable natural gas reserves from coalbed methane, a type of natural gas produced from a coal source rather than traditional sandstone/carbonate reservoirs. The Company estimates that, as of December 31, 1996, cumulative production of approximately 7.9 Bcf of natural gas had been recovered from approximately 140 coalbed methane wells in the Raton Basin, 91% of which commenced production since January 1, 1995. As of December 31, 1996, daily production from these wells was approximately 20 MMcf per day.

  The Company recently acquired 56,000 gross and net acres in the Raton Basin of southeastern Colorado for $700,000, where the Company plans to develop coalbed methane natural gas reserves. During the last ten years, new drilling, completion and production techniques have led to the development of substantial new reserves of coalbed methane natural gas in the United States. Initially, the Company plans to spend up to approximately $5.0 million to develop a pilot project to study the feasibility of a full-scale coalbed methane project. Should the pilot project be successful, based on proposed spacing, the Company could drill up to 200 wells over the life of the project.

                               BUSINESS STRATEGY

  The Company's strategy, which includes the following key elements, is to increase its oil and natural gas reserves, oil and natural gas production and cash flow per share:

  . Develop Drillsite Inventory. The Company has established a large inventory of potential projects by focusing on areas where known hydrocarbon accumulations have not been fully exploited. The Company is implementing enhanced oil recovery projects in a development area in the Uinta Basin that has over 800 drillsite locations for production and injection wells and intends to initiate a coalbed methane project in the Raton Basin that, based upon the results of a pilot project, could support up to 200 wells. Collectively, these projects provide the Company with a ten-year inventory of potential drilling locations.

  . Exploit Existing Reserve Base. The Company intends to apply management's extensive geological, engineering and operating expertise to identify, develop and exploit its existing undeveloped and underdeveloped acreage portfolio. The Company anticipates total capital expenditures in the second half of 1997 and all of 1998 of approximately $38 million, of which approximately $18 million will be used to develop existing proved reserves included in the Company's June 30, 1997 reserve report. The amount and timing of these expenditures will depend on a number of factors, including actual drilling results, product prices and availability of capital.

  . Control of Operations. The Company seeks to operate and maintain a majority working interest position in each of its core properties. These factors enable the Company to influence directly its projects by controlling all aspects of drilling, completion and production. In addition, the Company intends to maintain a low cost overhead structure by controlling the timing of the development of its properties. By operating its producing wells, the Company believes it is well positioned to control the expenses and timing of development and exploitation of such properties and to better manage cost reduction efforts.

  . Acquire Additional Property Interests. The Company expects that it will, from time to time, evaluate acquisitions of oil and natural gas properties in its principal areas of operation and in other areas that provide attractive investment opportunities for the addition of reserves and production and that meet one or more of the Company's selection criteria: (i) an attractive purchase price that, when combined with the anticipated capital expenditures, exceeds a targeted internal rate of return, (ii) the potential to increase reserves and production through the application of lower risk exploitation and exploration techniques and (iii) the opportunity for improved operating efficiency.

                                 THE OFFERING

Common Stock Offered Hereby..............  2,500,000 shares

Common Stock to be Outstanding after the   5,333,333 shares(1)
Offering.................................

Use of Proceeds..........................  To fund capital expenditures relating to the Company's
                                           development programs, to repay
                                           existing indebtedness and for other
                                           general corporate purposes. See
                                           "Use of Proceeds."

Nasdaq National Market Symbol............  PGEI
-------
(1) Excludes 260,000 shares of Common Stock issuable upon exercise of outstanding employee stock options, with an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus, and 9,280 shares of Common Stock issuable upon exercise of outstanding warrants. See "Capitalization," "Executive Compensation and Other Information--1997 Incentive Plan," "Description of Capital Stock-- Warrants" and Note 9 of Notes to Combined Financial Statements.

                                 RISK FACTORS

  Investors should consider the material risk factors involved in connection with an investment in the Common Stock and the impact to investors from various events that could adversely affect the Company's business. See "Risk Factors."

                        SUMMARY COMBINED FINANCIAL DATA

  The following table sets forth certain summary combined financial data of the Company. The information should be read in conjunction with the Combined Financial Statements and notes thereto included elsewhere in this Prospectus. The Company acquired significant interests in certain oil and natural gas properties and disposed of certain producing oil and natural gas properties in certain of the periods presented which affect the comparability of the historical financial and operating data for the periods presented. The Company's predecessor was classified as a partnership for federal income tax purposes and, therefore, no income taxes were paid by the Company prior to the Conversion (as defined in "The Company").

                                   YEAR ENDED DECEMBER 31,                      SIX MONTHS ENDED JUNE 30,
                         ------------------------------------------------ --------------------------------------
                                   HISTORICAL                PRO FORMA(1) HISTORICAL PRO FORMA(1) HISTORICAL
                         ----------------------------------  ------------ ---------- ------------ ----------
                          1993     1994     1995     1996        1996        1996        1996        1997
                         -------  -------  -------  -------  ------------ ---------- ------------ ----------
                                                             (UNAUDITED)                   (UNAUDITED)
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
 Operating revenues:
  Oil sales............. $   224  $ 1,644  $ 3,217  $ 4,459     $3,523      $2,544      $1,608     $ 1,725
  Natural gas sales.....     182      796    1,016      999        878         592         471         513
  Other.................      86       45       36      --         --          --          --           69
                         -------  -------  -------  -------     ------      ------      ------     -------
    Total operating
     revenues...........     492    2,485    4,269    5,458      4,401       3,136       2,079       2,307
                         -------  -------  -------  -------     ------      ------      ------     -------
 Operating expenses:
  Lease operating.......     238    1,601    2,260    2,369      1,954       1,329         914         841
  Production taxes......       9       89      188      249        205         121          77          98
  Exploration costs.....     --        70      376       69         69          42          42         --
  Depreciation,
   depletion and
   amortization.........     153    1,977    2,302    2,806      2,359       1,277         830       1,020
  Impairments...........     --       --       109      --         --          --          --          --
  General and
   administrative.......     278      956    1,064      902        902         590         590         546
                         -------  -------  -------  -------     ------      ------      ------     -------
    Total operating
     expenses...........     678    4,693    6,299    6,395      5,489       3,359       2,453       2,505
                         -------  -------  -------  -------     ------      ------      ------     -------
 Operating loss.........    (186)  (2,208)  (2,030)    (937)    (1,088)       (223)       (374)       (198)
 Other income
  (expenses):
  Interest income
   (expense), net.......     --       (93)    (216)      40        147          15         122          19
  Gain (loss) on sales
   of property and
   equipment, net.......      63       44     (138)   1,384         70       1,174        (140)          6
                         -------  -------  -------  -------     ------      ------      ------     -------
 Net income (loss)
  before income taxes...    (123)  (2,257)  (2,384)     487       (871)        966        (392)       (173)
 Pro forma tax
  expense(2)............     --       --       --      (190)       --         (377)        --          --
                         -------  -------  -------  -------     ------      ------      ------     -------
 Net income (loss)...... $  (123) $(2,257) $(2,384) $   297     $ (871)     $  589      $ (392)    $  (173)
                         =======  =======  =======  =======     ======      ======      ======     =======
 Supplemental pro forma
  earnings (loss) per
  common share(5).......                                        $ (.31)                            $  (.05)
                                                                ======                             =======
STATEMENT OF CASH FLOWS
 DATA:
 Net cash provided by
  (used in):
  Operating activities.. $     4  $   (67) $   347  $ 4,129                 $  906                 $    87
  Investing activities..  (1,084)  (8,131)  (9,580)     303                  2,816                  (5,627)
  Financing activities..   1,418    8,119   10,049   (3,930)                  (100)                  4,335
OTHER FINANCIAL DATA:
 Capital expenditures... $ 1,136  $ 8,277  $10,443  $ 8,665                 $4,596                 $ 6,367
 Adjusted EBITDA(3).....      30     (117)     619    3,322     $1,110       2,270      $  208         828
 Operating cash
  flow(4)...............     (33)    (233)     608    2,024                  1,628                     795

                                                             JUNE 30, 1997
                                                       -------------------------
                                                       HISTORICAL AS ADJUSTED(6)
                                                       ---------- --------------
BALANCE SHEET DATA:
 Cash and cash equivalents............................   $  372      $18,935(7)
 Working capital......................................     (996)      17,567(7)
 Total assets.........................................   23,545       47,107
 Total long-term debt.................................    5,035           35
 Total owners' equity.................................   12,522       41,085

--------
(1) The 1996 Pro Forma amounts reflect results of operations as if the June 1, 1996 disposition of the 50% interest in the Antelope Creek properties occurred on January 1, 1996.
(2) The pro forma tax expense was computed at the federal statutory rate of 35% and an average of the state statutory rates for those states in which the Company has operations of 4% for each period presented.
(3) Adjusted EBITDA (as used herein) is calculated by adding interest, income taxes, depreciation, depletion and amortization, impairments and exploration costs to net income (loss). Interest includes interest expense accrued and amortization of deferred financing costs. The Company did not incur impairment expense for any period reported except for $109,000 for the year ended December 31, 1995. Exploration costs were zero, $70,000, $376,000 and $69,000 for each of the years ended December 31, 1993, 1994, 1995 and 1996, respectively, and $69,000 for the pro forma year ended December 31, 1996. Exploration costs were $42,000 for the historical and pro forma six months ended June 30, 1996 and zero for the historical six months ended June 30, 1997. Adjusted EBITDA is presented not as a measure of operating results, but rather as a measure of the Company's operating performance and ability to service debt. Adjusted EBITDA is not intended to represent cash flows for the period; nor has it been presented as an alternative to net income (loss) or operating income (loss) nor as an indicator of the Company's financial or operating performance. Management believes that Adjusted EBITDA provides supplemental information about the Company's ability to meet its future requirements for debt service, capital expenditures and working capital. Management monitors trends in Adjusted EBITDA, as well as the trends in revenues and net income (loss), to aid it in managing its business. Management believes that the recent increases in Adjusted EBITDA are indicative of the increased production volumes and decreased operating costs experienced by the Company. Adjusted EBITDA should not be considered in isolation, as a substitute for measures of performance prepared in accordance with generally accepted accounting principles or as being comparable to other similarly titled measures of other companies, which are not necessarily calculated in the same manner.
(4) Operating cash flow is defined as net income plus adjustments to net income to arrive at net cash provided by operating activities before changes in working capital.
(5) Pro forma earnings (loss) per common share is calculated giving effect to the sale of zero and 430,108 shares as of January 1, 1996 and 1997, respectively, out of the 2,500,000 shares offered hereby. Weighted average common shares outstanding used in the calculation of pro forma earnings
    (loss) per common share for the year ended December 31, 1996 and the six months ended June 30, 1997 were 2,833,333 and 3,263,441 shares, respectively, as compared to the 5,333,333 common shares that will be outstanding after the Offering.
(6) Adjusted to give effect to the sale of 2,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
(7) Also includes the effect of the repayment of an additional $5.0 million of indebtedness incurred subsequent to June 30, 1997.

                        SUMMARY RESERVE AND ACREAGE DATA

  The reserve and present value data at June 30, 1997 for the Company's properties have been prepared by Lee Keeling and Associates, Inc. ("Keeling"), independent petroleum engineering consultants. The reserve estimates for 1994, 1995 and 1996 have been prepared by the Company. For additional information relating to the Company's oil and natural gas reserves, see "Risk Factors-- Uncertainty of Reserve Information and Future Net Revenue Estimates," "Business and Properties--Oil and Natural Gas Reserves" and Note 12 of the Notes to the Combined Financial Statements of the Company. A summary of the June 30, 1997 reserve report and the letter of Keeling with respect thereto is included as Appendix A to this Prospectus.

                                     AS OF DECEMBER 31,
                            ------------------------------------ AS OF JUNE 30,
                               1994        1995         1996          1997
                            ----------- ----------- ------------ --------------
ESTIMATED PROVED RESERVES:
 Oil (Bbls)...............    1,204,969   1,561,092    6,127,136    7,724,137
 Natural gas (Mcf)........    7,307,359   6,659,160   18,812,463   20,910,065
 BOE (6 Mcf per Bbl)......    2,422,862   2,670,952    9,262,547   11,209,147
 Percent proved
  developed...............         100%        100%          15%          24%
 Present value of
  estimated future net
  cash flows before income
  tax(1)(2)...............  $11,426,635 $14,973,803 $ 64,102,934  $42,871,275(3)
 Future net cash flows
  before income tax(2)....  $16,657,782 $22,431,506 $123,799,579  $84,394,660(4)
ACREAGE:
 Gross acres:
  Developed...............       21,592      16,251       12,719       13,119
  Undeveloped.............       18,561      20,577       34,407       94,612
 Net acres:
  Developed...............       15,392      13,640        9,450        9,783
  Undeveloped.............       13,664      20,537       28,263       89,088

--------
(1) The present value of future net cash flows attributable to the Company's reserves was prepared using prices and costs in effect at the end of the respective periods presented, discounted at 10% per annum on a pre-tax basis. These amounts reflect the future effects of the Company's open hedging contracts at the end of the periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Hedging Transactions."
(2) Period-end weighted average oil prices used in the estimation of proved reserves and calculation of the standardized measure were $17.01, $18.00, $19.50 and $15.09 per Bbl at December 31, 1994, 1995, 1996 and June 30,
    1997, respectively. Period-end weighted average natural gas prices were $1.45, $1.85, $3.37 and $1.71 per Mcf at December 31, 1994, 1995 and 1996
    and June 30, 1997, respectively.
(3) Using the Company's weighted average prices received for the 12 months ending June 30, 1997 of $17.19 per Bbl of oil and $2.12 per Mcf of natural gas, the present value of estimated net cash flows before income tax would be $57.0 million as of June 30, 1997.
(4) Using the Company's weighted average prices received for the 12 months ending June 30, 1997 of $17.19 per Bbl of oil and $2.12 per Mcf of natural gas, the future net cash flows before income tax would be $110.6 million.

                             SUMMARY OPERATING DATA

  The following table sets forth summary data with respect to the production and sales of oil and natural gas by the Company for the periods indicated.

                                     YEAR ENDED DECEMBER 31,                 SIX MONTHS ENDED JUNE 30,
                         ----------------------------------------------- ----------------------------------
                                     HISTORICAL             PRO FORMA(1) HISTORICAL PRO FORMA(1) HISTORICAL
                         ---------------------------------- ------------ ---------- ------------ ----------
                          1993     1994     1995     1996       1996        1996        1996        1997
                         ------- -------- -------- -------- ------------ ---------- ------------ ----------
PRODUCTION DATA:
 Oil (Bbls).............  10,782  110,373  182,704  262,910    213,535     141,775      94,542     117,770
 Natural gas (Mcf)......  81,192  485,062  659,202  553,770    461,292     358,420     271,431     243,095
 Total (BOE)............  24,314  191,217  292,571  355,205    290,417     201,512     139,781     158,286
AVERAGE SALES PRICE PER
 UNIT(2):
 Oil (per Bbl)(3)....... $ 20.78 $  14.89 $  17.61 $  16.96   $  16.50    $  17.94    $  17.01    $  14.65
 Natural gas (per Mcf)..    2.24     1.64     1.54     1.80       1.90        1.65        1.74        2.11
 BOE....................   16.71    12.76    14.47    15.36      15.15       15.56       14.87       14.14
COSTS PER BOE:
Average lease operating
 expenses including
 production and property
 taxes (per BOE):
  Utah.................. $   --  $   9.95 $   6.06 $   5.21   $   4.53    $   6.08    $   4.92    $   4.13
  Other.................   10.18     8.40    11.68    11.99      11.99        9.36        9.36       17.45(4)
  Weighted average......   10.18     8.84     8.37     7.37       7.43        7.19        7.09        5.93
 General and
  administrative........   11.42     5.00     3.64     2.54       3.11        2.93        4.22        3.45
 Depreciation, depletion
  and amortization......    6.31    10.34     7.87     7.90       8.12        6.34        5.94        6.45

--------
(1) The Pro Forma amounts reflect results of operations as if the June 1, 1996 disposition of the 50% interest in the Antelope Creek properties had occurred on January 1, 1996.
(2) Before deduction of production taxes.
(3) Excluding the effects of losses from crude oil hedging transactions and amortization of deferred revenue, the weighted average sales price per Bbl of oil was $20.22 for the year ended December 31, 1996, $18.22 for the historical six months ended June 30, 1996, $17.43 for the pro forma six months ended June 30, 1996 and $15.96 for the historical six months ended June 30, 1997.
(4) Excluding the effects of a workover and bottomhole repair to a well that totaled $131,000, the average lease operating expense for the other properties for the six months ended June 30, 1997 was $11.37 per BOE.

  The following table sets forth average finding costs data with respect to the Company's oil and natural gas properties for the periods indicated.

                                                     SIX MONTHS       FROM
                         YEAR ENDED DECEMBER 31,       ENDED     JANUARY 1, 1994
                         ------------------------     JUNE 30,         TO
                          1994     1995    1996         1997      JUNE 30, 1997
                         ------- -------- -------    ----------  ---------------
AVERAGE FINDING COSTS
 (PER BOE):
  Utah.................. $  7.79 $   9.86 $  2.74(1)   $2.53(1)       $3.39(1)
  Other.................    2.31        *    *           *             4.01
  Total.................    3.92    10.96    2.86       2.55           3.43

--------
* Not meaningful.

(1) The calculation of average finding costs for Utah for the year ended December 31, 1996, the six months ended June 30, 1997 and for the period from January 1, 1994 to June 30, 1997, includes future development costs of $16.5 million, $1.7 million, and $18.1 million, respectively. Average finding costs per BOE for Utah excluding these amounts were $0.79, $1.78 and $1.87 for the year ended December 31, 1996, the six months ended June 30, 1997, and for the period from January 1, 1994 to June 30, 1997, respectively.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby.

  This Prospectus contains forward-looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward-looking statements. These statements include information regarding oil and natural gas reserves, future drilling and operations, future production of oil and natural gas and future net cash flows. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including without limitation the risks described below in "Risk Factors." Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated.

  VOLATILITY OF OIL AND NATURAL GAS PRICES. The Company's revenues, operating results, profitability and future growth and the carrying value of its oil and natural gas properties are substantially dependent upon the prices received for the Company's oil and natural gas. Historically, the markets for oil and natural gas have been volatile and such volatility may continue or recur in the future. Various factors beyond the control of the Company will affect prices of oil and natural gas, including the worldwide and domestic supplies of oil and natural gas, the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls, political instability or armed conflict in oil or natural gas producing regions, the price and level of foreign imports, the level of consumer demand, the price, availability and acceptance of alternative fuels, the availability of pipeline capacity, weather conditions, domestic and foreign governmental regulations and taxes and the overall economic environment.

  Any significant decline in the price of oil or natural gas would adversely affect the Company's revenues and operating income (loss) and could require an impairment in the carrying value of the Company's oil and natural gas properties. See "Risk Factors--Uncertainty of Reserve Information and Future Net Revenue Estimates," "Business and Properties--Competition" and "Business and Properties--Regulation."

  UNCERTAINTY OF RESERVE INFORMATION AND FUTURE NET REVENUE ESTIMATES. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond the Company's control. Estimates of proved undeveloped reserves and reserves recoverable through enhanced oil recovery techniques, which comprise a significant portion of the Company's reserves, are by their nature uncertain. The reserve information set forth in this Prospectus represents estimates only. Although the Company believes such estimates to be reasonable, reserve estimates are imprecise and should be expected to change as additional information becomes available.

  Estimates of oil and natural gas reserves, by necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. In particular, given the early stage of the Company's development programs, the ultimate effect of such programs is difficult to ascertain. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of improved recovery techniques such as the enhanced oil recovery techniques utilized by the Company, the assumed effects of regulations by governmental and tribal agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. See "Business and Properties--Oil and Natural Gas Reserves."

  The PV-10 referred to in this Prospectus should not be construed as the current market value of the estimated oil and natural gas reserves attributable to the Company's properties. In accordance with applicable requirements, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, refinery capacity, curtailments or increases in consumption by natural gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and natural gas properties. In addition, the 10% discount factor, which is required to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and natural gas industry in general.

  LIMITED OPERATING HISTORY. The Company, which began operations in April 1993, has a limited operating history upon which investors may base their evaluation of the Company's performance. As a result of its brief operating history, expanded drilling program and change in the Company's mix of properties during such period as a result of its acquisition and disposition of properties, the operating results from the Company's historical periods may not be indicative of future results. There can be no assurance that the Company will continue to experience growth in, or maintain its current level of, revenues, oil and natural gas reserves or production. In addition, the Company's expansion has placed significant demands on its administrative, operational and financial resources and the Company is in the process of implementing a new accounting system. Any future growth of the Company's oil and natural gas reserves, production and operations would place significant further demands on the Company's financial, operational and administrative resources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  HISTORY OF OPERATING LOSSES AND NET LOSSES. The Company has experienced operating losses in each year since its inception in 1993, including an operating loss of approximately $937,000 in 1996. Excluding the effect of the $1.3 million gain on the sale of the 50% interest in Antelope Creek in 1996, the Company also has experienced net losses in each year since its inception. During the first six months of 1997, the Company incurred an operating loss and a net loss of approximately $198,000 and $173,000, respectively. Although the Company expects its results of operations to improve as it completes additional Uinta Basin wells and develops its Raton Basin acreage, there is no assurance that the Company will achieve, or be able to sustain, profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  EARLY STAGES OF DEVELOPMENT ACTIVITIES. The Company's development plan includes (i) the drilling of development and exploratory wells in the Uinta Basin, together with injection wells that are intended to repressurize producing reservoirs in the Lower Green River formation, (ii) subject to the evaluation of the results of a pilot program, the drilling of exploratory wells in connection with the development of a coalbed methane project in the Raton Basin and (iii) the use of 3-D seismic technology to exploit its properties in south Texas. The success of these projects will be materially dependent on whether the Company's development and exploratory wells can be drilled and completed as commercially productive wells, whether the enhanced oil recovery techniques can successfully repressurize reservoirs and increase the rate of production and ultimate recovery of oil and natural gas from the Company's acreage in the Uinta Basin and whether the Company can successfully implement its planned coalbed methane project on its acreage in the Raton Basin. Although the Company believes the geologic characteristics of its project areas reduce the probability of drilling nonproductive wells, there can be no assurance that the Company will drill productive wells. If the Company drills a significant number of nonproductive wells, the Company's business, financial condition and results of operations would be materially adversely affected. While the Company's pilot enhanced oil recovery projects in the Uinta Basin have indicated that rates of oil production can be increased, the repressurization takes place over a period of approximately two years, with full response occurring after approximately five years; therefore, the ultimate effect of the enhanced oil recovery operations will not be known for several years. Ultimate recoveries of oil and natural gas from the enhanced oil recovery programs may also vary at different locations within the Company's Uinta Basin properties. Accordingly, due to the early stage of development, the Company is unable to predict whether its development activities in the Uinta Basin will meet its expectations. In the event the Company's enhanced oil recovery program does not effectively increase rates of production or ultimate recovery of oil reserves, the Company's business, financial condition and results of operation will likely be materially adversely affected.

  RISKS ASSOCIATED WITH OPERATING IN THE UINTA BASIN

  Concentration in Uinta Basin. The Company's properties in the Greater Monument Butte Region of the Uinta Basin constitute the majority of the Company's existing inventory of producing properties and drilling locations. Approximately 82% of the Company's 1997 capital expenditure budget of approximately $18 million is expected to be dedicated to developing the Company's enhanced oil recovery projects in this area. There can be no assurance that the Company's operations in the Uinta Basin will yield positive economic returns. Failure of the Company's Uinta Basin properties to yield significant quantities of economically attractive reserves and production would have a material adverse impact on the Company's financial condition and results of operations. In addition, recent heavy drilling activity by a number of operators in the Uinta Basin may increase the cost to acquire additional acreage in this area, reduce or limit the availability of drilling and service rigs, equipment and supplies, or reduce demand for the Company's production, any of which would impact the Company more adversely than if the Company were more geographically diversified.

  Limited Refining Capacity for Uinta Basin Black Wax. The marketability of the Company's oil production depends in part upon the availability, proximity and capacity of refineries, pipelines and processing facilities. The crude oil produced in the Uinta Basin is known as "black wax" or "yellow wax" and has a higher paraffin content than crude oil found in most other major North American basins. Currently, the most economic markets for the Company's black wax production are five refineries in Salt Lake City that have limited facilities to refine efficiently this type of crude oil. Because these refineries have limited capacity, any significant increase in Uinta Basin "black wax" production or temporary or permanent refinery shutdowns due to maintenance, retrofitting, repairs, conversions to or from "black wax" production or otherwise could create an over supply of "black wax" in the market, causing prices for Uinta Basin oil to decrease. Since July 1996, the posted prices for Uinta Basin oil production have been lower than major national indexes for crude oil. The Company believes these differences are attributable to one or more market factors, including refinery capacity constraints caused by scheduled maintenance at one of the Salt Lake City refineries, the increase in supply of Uinta Basin "black wax" production resulting from the recent drilling activity or the reaction to the potential availability of additional non-Uinta Basin crude oil production associated with a new pipeline. There can be no assurance that prices will return to historical levels or that other price declines related to supply imbalances will not occur in the future. To the extent crude oil prices decline further or the Company is unable to market efficiently its oil production, the Company's business, financial condition and results of operations could be materially adversely affected.

  Marketability of Natural Gas Production. The Company's Uinta Basin properties currently produce natural gas in association with the production of crude oil. The produced natural gas is gathered into the Company's natural gas pipeline gathering system and compressed into an interstate natural gas pipeline at which point the produced natural gas is sold to marketers or end users. Because current state and Ute tribal regulations prohibit the flaring or venting of natural gas produced in the Uinta Basin, in the event the Company is unable to either market its natural gas production due to pipeline capacity constraints or curtailments, the Company may be forced to shut in or curtail its oil and natural gas production from any affected wells or install the necessary facilities to reinject the natural gas into existing wells. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Company's ability to produce and market its natural gas. Any dramatic change in any of these market factors or curtailment of oil and natural gas production due to the Company's inability to vent or flare natural gas could have a material adverse effect on the Company.

  Availability of Water for Enhanced Oil Recovery Program. The Company's enhanced oil recovery program involves the injection of water into wells to pressurize reservoirs and, therefore, requires substantial quantities of water. The Company intends to satisfy its requirements from one or more of three sources: water produced from water wells, water purchased from local water districts and water produced in association with oil production. The Company currently has drilled water wells only in the Antelope Creek field, and there can be no assurance that these water wells will continue to produce quantities sufficient to support the Company's enhanced oil recovery program, that the Company will be able to obtain the necessary approvals to drill additional water wells or that successful water wells can be drilled in its other Uinta Basin development areas. The Company has a contract with East Duchesne Water District to purchase up to 10,000 barrels of water per day through September 30, 2004. After the initial term, this contract automatically renews each year for one additional year; however, either party may terminate the agreement with twelve months prior notice. In the event of a water shortage, the East Duchesne Water District contract provides that preferences will be given to residential customers and other water customers having a higher use priority than the Company. In addition, the Company has not yet secured a water source for full development of its Natural Buttes Extension properties. There can be no assurance that water shortages will not occur or that the Company will be able to renew or enter into new water supply agreements on commercially reasonable terms or at all. To the extent the Company is required to pay additional amounts for its supply of water, the Company's financial condition and results of operations may be adversely affected. While the Company believes that there will be sufficient volumes of water available to support its improved oil recovery program and has taken certain actions to ensure an adequate water supply will be available, in the event the Company is unable to obtain sufficient quantities of water, the Company's enhanced oil recovery program and business would be materially adversely affected.

  RISKS ASSOCIATED WITH PLANNED OPERATIONS IN THE RATON BASIN

  Coalbed Methane Production. Although similar to traditional natural gas reserves, coalbed methane reserves have historically been more expensive to develop and produce. During the last ten years, new technology has lowered the cost of coalbed methane production, making such development commercially viable in areas where production was previously thought to be uneconomic. While the Company believes that these new technologies will be applicable to its acreage in the Raton Basin, the Company has yet to begin its development program. There can be no assurance that when and if such program is begun the Company will discover natural gas and, if discovered, be successful in completing commercially productive wells.

  Dependence on Third Party Expertise. Based on its limited operating experience in the Raton Basin, the Company intends to engage independent contractors in connection with its coalbed methane natural gas development activities. There can be no assurance that such technological expertise will be available to the Company on commercially reasonable terms or at all.

  Water Disposal. The Company believes that the water produced from the Raton Basin coal seams will be low in dissolved solids, allowing the Company, operating under permits which the Company believes will be issued by the State of Colorado, to discharge the water into streambeds or stockponds. However, if nonpotable water is discovered, it may be necessary to install and operate evaporators or to drill disposal wells to reinject the produced water back into the underground rock formations adjacent to the coal seams or to lower sandstone horizons. In the event the Company is unable to obtain permits from the State of Colorado, nonpotable water is discovered or if applicable future laws or regulations require water to be disposed of in an alternative manner, the costs to dispose of produced water will increase, which increase could have a material adverse effect on the Company's operations in this area. See "Business and Properties--Principal Properties--Raton Basin--Water Production and Disposal."

  RISKS OF HEDGING TRANSACTIONS. In order to manage its exposure to price risks in the marketing of its oil and natural gas, the Company has in the past and expects to continue to enter into oil and natural gas price hedging arrangements with respect to a portion of its expected production. These arrangements may include futures contracts on the New York Mercantile Exchange ("NYMEX"), fixed price delivery contracts and financial collars and swaps. While intended to reduce the effects of the volatility of the price of oil and natural gas, such transactions may limit potential gains by the Company if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose the Company to the risk of financial loss in certain circumstances, including instances in which (i) production is less than expected, (ii) there is a widening of price differentials between delivery points for the Company's production and the delivery point assumed in the hedging arrangement, (iii) the counterparties to the Company's future contracts fail to perform the contract, or (iv) a sudden, unexpected event materially impacts oil or natural gas prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Hedging Transactions," "Business and Properties--Hedging Activities" and Note 7 of Notes to Combined Financial Statements.

  SUBSTANTIAL CAPITAL REQUIREMENTS. The Company's current development plans will require it to make substantial capital expenditures in connection with the exploration, development and exploitation of its oil and natural gas properties. The Company's enhanced oil recovery project and pilot coalbed methane project require substantial initial capital expenditures. Historically, the Company has funded its capital expenditures through a combination of internally generated funds from sales of production or properties, equity contributions, long-term debt financing and short-term financing arrangements. The Company anticipates that the net proceeds from the Offering will be sufficient to meet its estimated capital expenditure requirements for the 12 months following the Offering. The Company believes that after such 12-month period it will require a combination of additional financing and cash flow from operations to implement its future development plans. The Company currently does not have any arrangements with respect to, or sources of, additional financing other than the Credit Agreement, and there can be no assurance that any additional financing will be available to the Company on acceptable terms or at all. Future cash flows and the availability of financing will be subject to a number of variables, such as the level of production from existing wells, prices of oil and natural gas, the Company's success in locating and producing new reserves and the success of the enhanced recovery program in the Uinta Basin and the coalbed methane project in the Raton Basin. To the extent that future financing requirements are satisfied through the issuance of equity securities, the Company's existing stockholders may experience dilution that could be substantial. The incurrence of debt financing could result in a substantial portion of the Company's operating cash flow being dedicated to the payment of principal and interest on such indebtedness, could render the Company more vulnerable to competitive pressures and economic downturns and could impose restrictions on the Company's operations. If revenue were to decrease as a result of lower oil and natural gas prices, decreased production or otherwise, and the Company had no availability under the Credit Agreement or any other credit facility, the Company could have a reduced ability to execute its current development plans, replace its reserves or to maintain production levels, which could result in decreased production and revenue over time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  DRILLING AND OPERATING RISKS. Oil and natural gas drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that wells drilled by the Company will be productive or that the Company will recover all or any portion of its drilling costs. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. In addition, the Company's use of enhanced oil recovery techniques in the Uinta Basin requires greater development expenditures than alternative primary production strategies. In order to accomplish enhanced oil recovery, the Company expects to drill a number of wells utilizing waterflood technology in the future. The Company's waterflood program involves greater risk of mechanical problems than conventional development programs. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including economic conditions, title problems, water shortages, weather conditions, compliance with governmental and tribal requirements and shortages or delays in the delivery of equipment and services. The Company's future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on the Company's future results of operations and financial condition.

  The Company's operations are subject to hazards and risks inherent in drilling for and producing and transporting oil and natural gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company and others. As protection against operating hazards, the Company maintains insurance coverage against some, but not all, potential losses. The Company may elect to self-insure in circumstances in which management believes that the cost of insurance, although available, is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by third-party insurance could have a material adverse effect on the Company's business, financial condition and results of operations.

  COMPLIANCE WITH GOVERNMENTAL AND TRIBAL REGULATIONS. Oil and natural gas operations are subject to extensive federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and natural gas, as well as safety matters, which may be changed from time to time in response to economic or political conditions. In addition, approximately 35% of the Company's acreage is located on Ute tribal land and is leased by the Company from the Ute Indian Tribe and the Ute Distribution Corporation. Because the Ute tribal authorities have certain rule making authority and jurisdiction, such leases may be subject to a greater degree of regulatory uncertainty than properties subject to only state and federal regulations. Although the Company has not experienced any material difficulties with its Ute tribal leases or in complying with Ute tribal laws or customs, there can be no assurance that material difficulties will not be encountered in the future. Matters subject to regulation by federal, state, local and Ute tribal authorities include permits for drilling operations, road and pipeline construction, reports concerning operations, the spacing of wells, unitization and pooling of properties, taxation and environmental protection. Prior to drilling any wells in the Uinta Basin, applicable federal and Ute tribal requirements and the terms of its development agreements will require the Company to have prepared by third parties and submitted for approval an environmental and archaeological assessment for each area to be developed prior to drilling any wells in such areas. Although the Company has not experienced any material delays that have affected its development plans, there can be no assurance that delays will not be encountered in the preparation or approval of such assessments, or that the results of such assessments will not require the Company to alter its development plans. Any delays in obtaining approvals or material alterations to the Company's development plans could have a material adverse effect on the Company's operations. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Significant expenditures may be required to comply with governmental and Ute tribal laws and regulations and may have a material adverse effect on the Company's financial condition and results of operations. See "Business and Properties--Regulation."

  COMPLIANCE WITH ENVIRONMENTAL REGULATIONS. The Company's operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on the Company. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company to the government and third parties and may require the Company to incur substantial costs of remediation. Moreover, the Company has agreed to indemnify sellers of properties purchased by the Company against certain liabilities for environmental claims associated with such properties. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the Company's results of operations and financial condition or that material indemnity claims will not arise against the Company with respect to properties acquired by the Company. See "Business and Properties--Regulation."

  RESERVE REPLACEMENT RISK. The Company's future success depends upon its ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. The proved reserves of the Company will generally decline as reserves are depleted, except to the extent that the Company conducts successful exploration or development activities, enhanced oil recovery activities or acquires properties containing proved reserves. Approximately 76% of the Company's total proved reserves at June 30, 1997 were undeveloped. In order to increase reserves and production, the Company must continue its development and exploitation drilling programs or undertake other replacement activities. The Company's current development plan includes increasing its reserve base through continued drilling, development and exploitation of its existing properties. There can be no assurance, however, that the Company's planned development and exploitation projects will result in significant additional reserves or that the Company will have continuing success drilling productive wells at anticipated finding and development costs.

  DEPENDANCE ON KEY PERSONNEL. The Company's success has been and will continue to be highly dependent on Robert C. Murdock, its Chairman of the Board, President and Chief Executive Officer, Robert A. Christensen, its Executive Vice President and Chief Technical Officer, Sidney Kennard Smith, its Executive Vice President and Chief Operating Officer, and a limited number of other senior management and technical personnel. Loss of the services of Mr. Murdock, Mr. Christensen, Mr. Smith or any of those other individuals could have a material adverse effect on the Company's operations. The Company's failure to retain its key personnel or hire additional personnel could have a material adverse effect on the Company.

  CONTROL BY EXISTING STOCKHOLDERS. Upon completion of the Offering, directors, executive officers and current principal stockholders of the Company will beneficially own approximately 52.9% of the Company's outstanding Common Stock (approximately 49.5% if the Underwriters over-allotment option is exercised in full). Accordingly, these stockholders, as a group, will be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in the Company's Certificate of Incorporation or Bylaws and the approval of mergers and other significant corporate transactions. Furthermore, because certain actions of the Board such as issuing preferred stock and amending the Bylaws require an 80% supermajority approval of the Board of Directors, the existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of Common Stock will be able to control the election of enough directors to affect the management or direction of the Company. These factors may also have the effect of delaying or preventing a change in the management or voting control of the Company, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of Common Stock. See "Principal Stockholders" and "--Certain Anti-Takeover Provisions."

  COMPETITION. The Company operates in the highly competitive areas of oil and natural gas exploration, exploitation, acquisition and production with other companies, many of which have substantially larger financial resources, operations, staffs and facilities. In seeking to acquire desirable producing properties or new leases for future exploration and in marketing its oil and natural gas production, the Company faces intense competition from both major and independent oil and natural gas companies. Many of these competitors have financial and other resources substantially in excess of those available to the Company. The effects of this highly competitive environment could have a material adverse effect on the Company. See "Business and Properties-- Competition."

  ACQUISITION RISKS. The Company has grown primarily through the acquisition and development of its oil and natural gas properties. Although the Company expects to concentrate on such activities in the future, the Company expects that it may evaluate and pursue from time to time acquisitions in the Uinta Basin, the Raton Basin and in other areas that provide attractive investment opportunities for the addition of production and reserves and that meet the Company's selection criteria. The successful acquisition of producing properties and undeveloped acreage requires an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors beyond the Company's control. This assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties it believes to be generally consistent with industry practices. This review, however, will not reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. The Company generally assumes preclosing liabilities, including environmental liabilities, and generally acquires interests in the properties on an "as is" basis. With respect to its acquisitions to date, the Company has no material commitments for capital expenditures to comply with existing environmental requirements. There can be no assurance that any acquisitions will be successful. Any unsuccessful acquisition could have a material adverse effect on the Company.

  CERTAIN ANTI-TAKEOVER PROVISIONS. The Company's Certificate of Incorporation and Bylaws contain provisions which may have the effect of delaying, deferring or preventing a change in control of the Company. These provisions, among other things, provide for noncumulative election of the Board of Directors, impose certain procedural requirements on stockholders of the Company who wish to make nominations for the election of directors or propose other actions at stockholders' meetings and require an 80% supermajority vote of the Board of Directors in order to approve amendments to the Company's Bylaws. Furthermore, the Company's Bylaws provide that stockholders may only call special meetings by a majority of the votes entitled to be cast by the stockholders at the meeting except that, not more than once per year, a meeting may be called by the holders of 10% of the votes entitled to be cast at such meeting. In addition, the Company's Certificate of Incorporation authorizes the Board to issue up to 5,000,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board of Directors may determine. These provisions, alone or in combination with each other and with the matters described in "Risk Factors--Control by Existing Stockholders," may discourage transactions involving actual or potential changes of control of the Company, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of Common Stock. The Company also is subject to provisions of the Delaware General Corporation Law that may make some business combinations more difficult. See "Description of Capital Stock-- Certain Provisions of the Company's Charter and Bylaws and Delaware Law Provisions."

  ABSENCE OF DIVIDENDS ON COMMON STOCK. The Company has never declared or paid cash dividends on its Common Stock and anticipates that future earnings will be retained for development of its business. In addition, the Credit Agreement prohibits the payment of cash dividends. See "Dividend Policy."

  SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS. Upon completion of the Offering, the Company will have a total of 5,333,333 shares outstanding. Of these shares, the 2,500,000 shares offered hereby (2,875,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company, as defined under the Securities Act. The remaining 2,833,333 shares of Common Stock outstanding will be "restricted securities" as that term is defined by Rule 144 as promulgated under the Securities Act. Upon the closing of the Offering, the Company will have options and warrants outstanding to purchase an aggregate of 269,280 shares of Common Stock. See "Executive Compensation and Other Information," "Shares Eligible for Future Sale" and "Description of Capital Stock."

  Under Rule 144 (and subject to the conditions thereof, including the volume limitations described above), the Company believes that the earliest date on which any of the shares of its Common Stock currently outstanding will be eligible for sale under Rule 144 is the first anniversary of the completion of the Offering. All of the restricted shares are subject to lockup restrictions. Pursuant to these restrictions, the holders of all restricted shares, including certain of the Company's executive officers and directors, have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract to sell, pledge, grant of any options to purchase or sale or disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, for a period of 180 days from the date of this Prospectus. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities to such agreements. The holders of 2,833,333 shares of Common Stock and their permitted transferees have demand registration rights to require the Company to register such shares under the Securities Act beginning 180 days after the date of this

Prospectus. See "Description of Capital Stock--Registration Rights." Registration and sale of such shares could have an adverse effect on the trading price of the Common Stock.

  Prior to the Offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

  IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of Common Stock in the Offering will experience an immediate and substantial dilution in net tangible book value per share of approximately $4.95. See "Dilution."

  NO PRIOR PUBLIC MARKET; POSSIBLE STOCK PRICE VOLATILITY. Before the Offering, there has been no public market for the Common Stock. The initial public offering price has been determined through negotiations between the Company and the Representatives of the Underwriters based on several factors that may not be indicative of future market prices. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Although the Common Stock has been approved for inclusion in the Nasdaq National Market, there can be no assurance that it will be actively traded on such market or that, if active trading does develop, it will be sustained. The market price of the Common Stock and the price at which the Company may sell securities in the future could be subject to large fluctuations in response to changes and variations in the Company's operating results, litigation, general market conditions, the prices of oil and natural gas, refining capacity in Salt Lake City, Utah and other regions, the liquidity of the Company and the Company's ability to raise additional funds, the number of market makers for the Company's Common Stock and other factors. In the event that the Company's operating results are below the expectations of public market analysts and investors in one or more future periods, it is likely that the price of the Common Stock will be materially adversely affected. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many energy companies and that often have been unrelated to the operating performance of such companies. General market fluctuations may also adversely affect the market price of the Common Stock.

                                  THE COMPANY

GENERAL

  Petroglyph is an independent energy company engaged in the exploration, development and acquisition of oil and natural gas properties. The Company's primary operations are focused in the Greater Monument Butte Region of the Uinta Basin of Utah. In addition, the Company recently acquired properties in the Raton Basin in Colorado. See "Business and Properties."

COMPANY HISTORY

  Initial Operations. The Company's predecessor was formed as a limited partnership in April 1993 by Robert C. Murdock, Robert A. Christensen and Natural Gas Partners, L.P. ("NGP I"). From its inception, the Company has engaged in the acquisition, exploration and exploitation of oil and natural gas properties, acquiring proved developed producing properties in Colorado, Kansas, Oklahoma, Utah and Texas for approximately $11.7 million. These acquisitions were funded by equity capital from NGP I and certain members of management. Since inception of the Company to December 31, 1996, cash flow from operations and from the sale of these properties amounted to approximately $14.4 million. The Company sold the predominant portion of these properties during 1996 in order to focus on and accelerate its Uinta Basin oil and natural gas exploration and exploitation projects. Since the Company's formation, NGP I, Natural Gas Partners II, L.P., Natural Gas Partners III, L.P. (collectively, "NGP"), certain of NGP's affiliates and certain members of the Company's management have invested an aggregate of approximately $17.0 million in the Company.

  Uinta Basin. In February 1994, the Company purchased a 50% working interest and operating rights in existing Antelope Creek and Duchesne fields containing approximately 22,000 gross acres in the Uinta Basin for approximately $4.5 million. In September 1995, the Company purchased the remaining 50% working interest in these fields for approximately $5.6 million. In April 1996, the Company acquired development rights to approximately 15,450 gross acres in the Natural Buttes Extension field, which forms the eastern boundary of the Greater Monument Butte Region.

  In June 1996, the Company sold a 50% working interest in its Antelope Creek field to an industry partner. The Company owns the remaining 50% working interest and continues to serve as operator of the property. In exchange for the sale of the interest in the Antelope Creek field, the Company received approximately $7.5 million in cash and $5.3 million in carried development costs. The Company recognized a gain of $1.3 million on the sale of this interest. See "Pro Forma Condensed Combined Statements of Operations."

  Raton Basin. The Company recently acquired 56,000 gross and net acres in the Raton Basin of southeastern Colorado for $700,000. This acquisition was financed through the use of proceeds from borrowings under the Company's Credit Agreement. Initially, the Company plans to spend up to approximately $5.0 million to conduct a pilot project to study the feasibility of a full-scale coalbed methane project in this area.

CORPORATE CONVERSION

  Petroglyph was incorporated in Delaware in 1997 for the purpose of consolidating and continuing the activities previously conducted by the Partnership. Pursuant to the terms of an Exchange Agreement dated August 22, 1997 (the "Exchange Agreement"), the Company will acquire all of the outstanding limited partnership interests of the Partnership from NGP and certain of its affiliates and all of the stock of Petroglyph Energy, Inc., a Kansas corporation and the general partner of the Partnership, in exchange for shares of Common Stock of the Company (the "Conversion"). The Conversion and other transactions contemplated by the Exchange Agreement will be consummated immediately prior to the closing of the Offering. The Conversion will be accounted for as a transfer of assets and liabilities between affiliates under common control and will result in no change in carrying values of these assets and liabilities.

  Petroglyph's principal executive offices are located at 6209 North Highway 61, Hutchinson, Kansas 67502 and its telephone number is (316) 665-8500.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering are expected to be approximately $28.6 million ($32.9 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses of the Company. The net proceeds will be used first to fund capital expenditures relating to the Company's development programs. The Company intends to use the balance to repay existing indebtedness under the Company's Amended and Restated Loan Agreement, dated September 15, 1997, with The Chase Manhattan Bank ("Chase") (as amended, the "Credit Agreement") and for other general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Pending the application of the net proceeds, the Company intends to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

  At October 20, 1997, the outstanding principal balance of indebtedness under the Credit Agreement was $10.0 million. For the six months ended June 30, 1997, the Original Agreement (as defined below) had an average interest rate of 8.875% per annum, and the Credit Agreement has a final maturity of September 2002.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock and anticipates that any future earnings will be retained for development of its business. In addition, the Credit Agreement prohibits the payment of cash dividends on Common Stock. The Board of Directors of the Company may review the Company's dividend policy from time to time in light of, among other things, the Company's earnings and financial position and limitations imposed by the Company's debt instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 5 of the Notes to Combined Financial Statements.

                                   DILUTION

  Purchasers of Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. At June 30, 1997, the net tangible book value per share of the Common Stock of the Company, on a pro forma basis after giving effect to the issuance of 2,833,333 shares in the Conversion, was $4.13. Such amount does not give effect to the Offering. Net tangible book value per share represents the amount of the Company's tangible book value (total book value of tangible assets less total liabilities) divided by the total number of shares of Common Stock outstanding. After giving effect to the receipt of $28.6 million of estimated net proceeds from the Offering and the completion of the Conversion, the net tangible book value of the Common Stock outstanding at June 30, 1997 would have been $40.3 million, or $7.55 per share, representing an immediate increase in net tangible book value of approximately $3.42 per share to current stockholders and an immediate dilution of $4.95 per share (the difference between the initial public offering price and the net tangible book value per share after the Offering) to persons purchasing Common Stock in the Offering. The following table illustrates such per share dilution:

   Initial public offering price.................................       $12.50
     Net tangible book value before the Offering................. $4.13
     Increase in net tangible book value attributable to new
      investors..................................................  3.42
                                                                  -----
   Net tangible book value after giving effect to the Offering...         7.55
                                                                        ------
   Dilution in net tangible book value to new investors..........       $ 4.95
                                                                        ======

  The following table sets forth the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and to be paid by purchasers of shares offered hereby (before deducting underwriting discounts and commissions and estimated offering expenses):

                              SHARES PURCHASED    TOTAL CONSIDERATION
                            -------------------- ---------------------- AVERAGE PRICE
                             NUMBER   PERCENTAGE   AMOUNT    PERCENTAGE   PER SHARE
                            --------- ---------- ----------- ---------- -------------
   Existing stockholders... 2,833,333    53.1%   $16,989,011    35.2%      $ 6.00
   New investors........... 2,500,000    46.9     31,250,000    64.8        12.50
                            ---------   -----    -----------   -----
     Total................. 5,333,333   100.0%   $48,239,011   100.0%
                            =========   =====    ===========   =====

  The preceding table does not include 375,000 shares reserved for future issuance under the Company's 1997 Incentive Plan, of which 260,000 shares are issuable upon exercise of outstanding options with an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus, or 9,280 shares of Common Stock issuable upon exercise of outstanding warrants. See "Executive Compensation and Other Information" and "Description of Capital Stock--Warrants."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1997 on a historical basis and as adjusted to give effect to the Conversion and the Offering and the application of the estimated net proceeds therefrom. The following table should be read in conjunction with the Combined Financial Statements of the Company and the related notes and the other information contained elsewhere in this Prospectus, including the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                               JUNE 30, 1997
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                              (IN THOUSANDS)
Long-term debt (excluding current portion)(1).............. $ 5,035   $    35
                                                            -------   -------
Owners' equity:
  Partners' capital........................................  12,522       --
  Preferred Stock, $.01 par value, 5,000,000 shares
   authorized; no shares outstanding actual and as
   adjusted................................................     --        --
  Common Stock, $.01 par value, 25,000,000 shares
   authorized; no shares issued and outstanding, actual;
   5,333,333 shares issued and outstanding, as
   adjusted(1).............................................     --         53
  Additional paid-in capital...............................     --     41,032
                                                            -------   -------
Total owners' equity.......................................  12,522    41,085
                                                            -------   -------
Total capitalization....................................... $17,557   $41,120
                                                            =======   =======

--------
(1) As of October 20, 1997, the outstanding principal balance of long-term debt (excluding current portion) was approximately $10.0 million.
(2) Excludes 260,000 shares of Common Stock issuable upon exercise of outstanding employee stock options, with an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus, and 9,280 shares of Common Stock issuable upon exercise of outstanding warrants. See "Executive Compensation and Other Information-- 1997 Incentive Plan," "Description of Capital Stock--Warrants" and Note 9 of Notes to Combined Financial Statements.

             PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

  The following unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 1996 and for the six months ended June 30, 1996 give effect to the Company's sale of a 50% working interest in its Antelope Creek field as if the sale had been consummated as of January 1, 1996. See "The Company--Company History--Uinta Basin." The unaudited Pro Forma Condensed Combined Statements of Operations are not necessarily indicative of the results of operations that would have occurred had the transaction been effected on the assumed dates. Additionally, future results may vary significantly from the results reflected in the unaudited Pro Forma Condensed Combined Statements of Operations due to normal production declines, changes in prices, future development and acquisition activity and other factors. These statements should be read in conjunction with the Company's audited Combined Financial Statements and related notes as of and for the years ended December 31, 1994, 1995 and 1996 and the Company's unaudited Combined Financial Statements and related notes as of and for the six months ended June 30, 1997 and 1996, included elsewhere in this Prospectus.

                            PETROGLYPH ENERGY, INC.

             PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                         YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                                    PRO FORMA
                                        HISTORICAL ADJUSTMENTS     PRO FORMA
                                        ---------- -----------     ----------
Oil and natural gas revenues........... $5,457,689 $(1,057,000)(1) $4,400,689
                                        ---------- -----------     ----------
  Total operating revenues.............  5,457,689  (1,057,000)     4,400,689
Lease operating expenses...............  2,368,973    (415,000)(1)  1,953,973
Production taxes.......................    248,848     (44,000)(1)    204,848
Exploration costs......................     68,818                     68,818
Depreciation, depletion and
 amortization..........................  2,805,693    (447,000)(2)  2,358,693
General and administrative expenses....    902,409                    902,409
                                        ---------- -----------     ----------
  Total operating expenses.............  6,394,741    (906,000)     5,488,741
Interest income, net...................     40,580     107,000 (3)    147,580
Gain on sales of property and
 equipment, net........................  1,383,766  (1,314,000)(4)     69,766
                                        ---------- -----------     ----------
Net income (loss) before taxes.........    487,294  (1,358,000)      (870,706)
Pro forma tax expense(5)...............    190,044    (190,044)           --
                                        ---------- -----------     ----------
Net income (loss)...................... $  297,250 $(1,167,956)    $ (870,706)
                                        ========== ===========     ==========

--------
(1) To reduce oil and natural gas revenues, production taxes, lease operating expenses and exploration costs from 100% of such amounts for the Company's Antelope Creek field for the period from January 1, 1996 to June 1, 1996 (the effective date of the sale of a 50% interest in this field) to 50% of such amounts.

(2) To reflect depreciation, depletion and amortization expense on the Antelope Creek field as if the Company had owned a 50% working interest for all of 1996.

(3) To reduce interest expense based on the reduction in outstanding debt as if proceeds from the sale were used to reduce outstanding debt as of January 1, 1996.

(4) To remove the gain recognized on sale of the 50% interest in the Antelope Creek properties.

(5) The pro forma tax expense was computed at the federal statutory rate of 35% and an average of the state statutory rates for those states in which the Company has operations of 4% for each period presented.

                            PETROGLYPH ENERGY, INC.

             PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                        SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)

                                                    PRO FORMA
                                        HISTORICAL ADJUSTMENTS     PRO FORMA
                                        ---------- -----------     ----------
Oil and natural gas revenues........... $3,135,717 $(1,057,000)(1) $2,078,717
                                        ---------- -----------     ----------
  Total operating revenues.............  3,135,717  (1,057,000)     2,078,717
Lease operating expense................  1,328,971    (415,000)(1)    913,971
Production taxes.......................    120,841     (44,000)(1)     76,841
Exploration costs......................     41,610                     41,610
Depreciation, depletion and
 amortization..........................  1,277,317    (447,000)(2)    830,317
General and administrative expenses....    590,248                    590,248
                                        ---------- -----------     ----------
  Total operating expenses.............  3,358,987    (906,000)     2,452,987
Interest income, net...................     15,543     107,000 (3)    122,543
Gain (loss) on sales of property and
 equipment, net........................  1,173,801  (1,314,000)(4)   (140,199)
                                        ---------- -----------     ----------
Net income (loss) before taxes.........    966,074  (1,358,000)      (391,926)
Pro forma tax expense(5)...............    376,769    (376,769)           --
                                        ---------- -----------     ----------
Net income (loss)...................... $  589,305 $  (981,231)    $ (391,926)
                                        ========== ===========     ==========

--------
(1) To reduce oil and natural gas revenues, production taxes, lease operating expenses and exploration costs from 100% of such amounts for the Company's Antelope Creek field for the period from January 1, 1996 to June 1, 1996 (the effective date of the sale of a 50% interest in this field) to 50% of such amounts.

(2) To reflect depreciation, depletion and amortization expense on the Antelope Creek field as if the Company had owned a 50% working interest for all of 1996.

(3) To reduce interest expense based on the reduction in outstanding debt as if proceeds from the sale were used to reduce outstanding debt at January 1, 1996.

(4) To remove the gain recognized on sale of the 50% interest in the Antelope Creek properties.

(5) The pro forma tax expense was computed at the federal statutory rate of 35% and an average of the state statutory rates for those states in which the Company has operations of 4% for each period presented.

                       SELECTED COMBINED FINANCIAL DATA

  The following table sets forth certain summary combined consolidated financial data of the Company. The information should be read in conjunction with the Combined Financial Statements and notes thereto included elsewhere in this Prospectus. The Company acquired significant and disposed of certain producing oil and natural gas properties in certain of the periods presented which affect the comparability of the historical financial and operating data for the periods presented. The Company's predecessor was classified as a partnership for federal income tax purposes and, therefore, no income taxes were paid by the Company prior to the Conversion.

                                     YEAR ENDED DECEMBER 31,                      SIX MONTHS ENDED JUNE 30,
                          ------------------------------------------------- --------------------------------------
                                     HISTORICAL                PRO FORMA(1) HISTORICAL PRO FORMA(1) HISTORICAL
                          -----------------------------------  ------------ ---------- ------------ ----------
                           1993     1994      1995     1996        1996        1996        1996        1997
                          -------  -------  --------  -------  ------------ ---------- ------------ ----------
                                                               (UNAUDITED)               (UNAUDITED)
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
 Operating revenues:
 Oil sales..............  $   224  $ 1,644  $  3,217  $ 4,459     $3,523      $2,544      $1,608     $ 1,725
 Natural gas sales......      182      796     1,016      999        878         592         471         513
 Other..................       86       45        36      --         --          --          --           69
                          -------  -------  --------  -------     ------      ------      ------     -------
  Total operating
   revenues.............      492    2,485     4,269    5,458      4,401       3,136       2,079       2,307
                          -------  -------  --------  -------     ------      ------      ------     -------
 Operating expenses:
 Lease operating........      238    1,601     2,260    2,369      1,954       1,329         914         841
 Production taxes.......        9       89       188      249        205         121          77          98
 Exploration costs......      --        70       376       69         69          42          42         --
 Depreciation, depletion
  and amortization......      153    1,977     2,302    2,806      2,359       1,277         830       1,020
 Impairments............      --       --        109      --         --          --          --          --
 General and
  administrative........      278      956     1,064      902        902         590         590         546
                          -------  -------  --------  -------     ------      ------      ------     -------
  Total operating
   expenses.............      678    4,693     6,299    6,395      5,489       3,359       2,453       2,505
                          -------  -------  --------  -------     ------      ------      ------     -------
 Operating loss.........     (186)  (2,208)   (2,030)    (937)    (1,088)       (223)       (374)       (198)
 Other income
  (expenses):
 Interest income
  (expense), net........      --       (93)     (216)      40        147          15         122          19
 Gain (loss) on sales of
  property and
  equipment, net........       63       44      (138)   1,384         70       1,174        (140)          6
                          -------  -------  --------  -------     ------      ------      ------     -------
 Net income (loss)
  before income taxes...     (123)  (2,257)   (2,384)     487       (871)        966        (392)       (173)
 Pro forma tax
  expense(2)............      --       --        --      (190)       --         (377)        --          --
                          -------  -------  --------  -------     ------      ------      ------     -------
 Net income (loss)......  $  (123) $(2,257) $ (2,384) $   297     $ (871)     $  589      $ (392)    $  (173)
                          =======  =======  ========  =======     ======      ======      ======     =======
 Supplemental pro forma
  earnings (loss) per
  common share(5).......                                          $ (.31)                            $ (.05)
                                                                  ======                             =======
STATEMENT OF CASH FLOWS
 DATA:
 Net cash provided by
  (used in):
 Operating activities...  $     4  $   (67) $    347  $ 4,129                 $  906                 $    87
 Investing activities...   (1,084)  (8,131)   (9,580)     303                  2,816                  (5,627)
 Financing activities...    1,418    8,119    10,049   (3,930)                  (100)                  4,335
OTHER FINANCIAL DATA:
 Capital expenditures...  $ 1,136  $ 8,277  $ 10,443  $ 8,665                 $4,596                 $ 6,367
 Adjusted EBITDA(3).....       30     (117)      619    3,322     $1,110       2,270      $  208         828
 Operating cash
  flow(4)...............      (33)    (233)      608    2,024                  1,628                     795

                                                            JUNE 30, 1997
                                                      -------------------------
                                    DECEMBER 31, 1996 HISTORICAL AS ADJUSTED(6)
                                    ----------------- ---------- --------------
CONSOLIDATED BALANCE SHEET DATA:                             (UNAUDITED)
 Cash and cash equivalents.........      $ 1,578       $   372      $18,935(7)
 Working capital...................         (541)         (996)      17,567(7)
 Total assets......................       17,470        23,545       47,107
 Total long-term debt..............           52         5,035           35
 Total owners' equity..............       12,695        12,522       41,085

-------
(1) The 1996 Pro Forma amounts reflect results of operations as if the June 1, 1996 disposition of the 50% interest in the Antelope Creek properties occurred on January 1, 1996.
(2) The pro forma tax expense was computed at the federal statutory rate of 35% and an average of the state statutory rates for those states in which the Company has operations of 4% for each period presented.
(3) Adjusted EBITDA (as used herein) is calculated by adding interest, income taxes, depreciation, depletion and amortization, impairments and exploration costs to net income (loss). Interest includes interest expense accrued and amortization of deferred financing costs. The Company did not incur impairment expense for any period reported except for $109,000 for the year ended December 31, 1995. Exploration costs were zero, $70,000, $376,000 and $69,000 for each of the years ended December 31, 1993, 1994, 1995 and 1996 and $69,000 for the pro forma year ended December 31, 1996. Exploration costs were $42,000 for the historical and pro forma six months ended June 30, 1996 and zero for the historical six months ended June 30, 1997. Adjusted EBITDA is presented not as a measure of operating results, but rather as a measure of the Company's operating performance and ability to service debt. Adjusted EBITDA is not intended to represent cash flows for the period; nor has it been presented as an alternative to net income
    (loss) or operating income (loss) nor as an indicator of the Company's financial or operating performance. Management believes that Adjusted EBITDA provides supplemental information about the Company's ability to meet its future requirements for debt service, capital expenditures and working capital. Management monitors trends in Adjusted EBITDA, as well as the trends in revenues and net income (loss), to aid it in managing its business. Management believes that the recent increases in Adjusted EBITDA are indicative of the increased production volumes and decreased operating costs experienced by the Company. Adjusted EBITDA should not be considered in isolation, as a substitute for measures of performance prepared in accordance with generally accepted accounting principles or as being comparable to other similarly titled measures of other companies, which are not necessarily calculated in the same manner.
(4) Operating cash flow is defined as net income plus adjustments to net income to arrive at net cash provided by operating activities before changes in working capital.
(5) Pro forma earnings (loss) per common share is calculated giving effect to the sale of zero and 430,108 shares as of January 1, 1996 and 1997, respectively, out of the 2,500,000 shares offered hereby. Weighted average common shares outstanding used in the calculation of pro forma earnings
    (loss) per common share for the year ended December 31, 1996 and the six months ended June 30, 1997 were 2,833,333 and 3,263,441 shares, respectively, as compared to the 5,333,333 common shares that will be outstanding after the Offering.
(6) Adjusted to give effect to the sale of 2,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
(7) Also includes the effect of the repayment of an additional $5.0 million of indebtedness incurred subsequent to June 30, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  Petroglyph is an independent energy company engaged in the exploration, development and acquisition of crude oil and natural gas properties. The Company's strategy is to increase oil and natural gas reserves, oil and natural gas production and cash flow per share through (i) the development of the Company's drillsite inventory, (ii) the exploitation of the Company's existing reserve base, (iii) the control of operations and (iv) the acquisition of additional interests in oil and natural gas properties that meet its selection criteria.

  The following table sets forth certain operating data of the Company for the periods presented:

                                 YEAR ENDED DECEMBER 31,                SIX MONTHS ENDED JUNE 30,
                         ------------------------------------------ ----------------------------------
                                 HISTORICAL            PRO FORMA(1) HISTORICAL PRO FORMA(1) HISTORICAL
                         --------------------------    ------------ ---------- ------------ ----------
                           1994     1995     1996          1996        1996        1996        1997
                         -------- -------- --------    ------------ ---------- ------------ ----------
PRODUCTION DATA:
 Oil (Bbls).............  110,373  182,704  262,910       213,535     141,775     94,542      117,770
 Natural gas (Mcf)......  485,062  659,202  553,770       461,292     358,420    271,431      243,095
  Total (BOE)...........  191,217  292,571  355,205       290,417     201,512    139,781      158,286
AVERAGE SALES PRICE PER
 UNIT(2):
 Oil (per Bbl)(3)....... $  14.89 $  17.61 $  16.96      $  16.50    $  17.94    $ 17.01     $  14.65
 Natural gas (per Mcf)..     1.64     1.54     1.80          1.90        1.65       1.74         2.11
 BOE....................    12.76    14.47    15.36         15.15       15.56      14.87        14.14
COSTS PER BOE:
 Lease operating
  expenses.............. $   8.38 $   7.73 $   6.67      $   6.73    $   6.60    $  6.54     $   5.31
 Production and property
  taxes.................     0.47     0.64     0.70          0.70        0.60       0.55         0.62
 General and
  administrative........     5.00     3.64     2.54          3.11        2.93       4.22         3.45
 Depreciation, depletion
  and amortization......    10.34     7.87     7.90          8.12        6.34       5.94         6.45
 Average finding costs..     3.92    10.96     2.86(4)        --          --         --          2.55(4)

--------
(1) The 1996 Pro Forma amounts reflect results of operations as if the June 1, 1996 disposition of the 50% interest in the Antelope Creek field had occurred on January 1, 1996.
(2) Before deduction of production taxes.
(3) Excluding the effects of losses from crude oil hedging transactions and amortization of deferred revenue, the weighted average sales price per Bbl of oil was $20.22 for the year ended December 31, 1996, $18.22 for the historical six months ended June 30, 1996, $17.43 for the pro forma six months ended June 30, 1996 and $15.96 for the historical six months ended June 30, 1997.
(4) The calculation of average finding costs for the year ended December 31, 1996 and the six months ended June 30, 1997 includes future development costs of $16.5 million and $1.7 million, respectively. Average finding costs per BOE excluding these amounts were $0.79 and $1.78 for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.

  The Company uses the successful efforts method of accounting for its oil and natural gas activities. Costs to acquire mineral interests in oil and natural gas properties, to drill and equip exploratory wells that result in proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not result in proved reserves, geological, geophysical and seismic costs, and costs of carrying and retaining properties that do not contain proved reserves are expensed. Costs of significant nonproducing properties, wells in the process of being drilled and development projects are excluded from depletion until such time as the related project is developed and proved reserves are established or impairment is determined.

  The Company's predecessor was classified as a partnership for federal income tax purposes. Therefore, no income taxes were paid or provided for by the Company prior to the Conversion. Future tax amounts, if any, will be dependent upon several factors, including but not limited to the Company's results of operations.

RESULTS OF OPERATIONS

 Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

  OPERATING REVENUES

  Oil revenues decreased by 32% to $1,725,000 for the six months ended June 30, 1997 as compared to $2,544,000 for the 1996 period primarily as a result of a decrease in the Company's oil production volume of 24,005 Bbls and a decline in average oil sales prices from $17.94 per Bbl in the 1996 period to $14.65 in 1997. The decline in the Company's oil production is due to the sale of the 50% interest in the Utah properties in June 1996 and the sale of certain other non-strategic properties in Texas in March 1997, partially offset by increased production volume from the Company's remaining 50% interest in the Utah properties as a result of the Company's aggressive drilling program on its Utah properties beginning in the second half of 1996. The decline in average oil sales price of $3.29 per Bbl was due to a reduction in demand for the Company's production as a result of a temporary shutdown for major maintenance of one of the refineries which is a primary user of the Company's Utah production during late 1996 and early 1997, a crude oil hedge loss of $114,000 and amortization of deferred revenue of $46,000. The Company's average oil sales price for the six months ended June 30, 1997, excluding the effects of the hedge loss and amortization of deferred revenue was $15.96 per Bbl.

  Natural gas revenues declined by 13% to $513,000 for the six months ended June 30, 1997, as compared to $592,000 for the 1996 period primarily due to a decline in natural gas production of 115,325 Mcf due to dispositions of certain non-strategic natural gas properties during 1996, the sale of the 50% interest in the Utah properties in June 1996 and the inception of the secondary oil recovery program on the Company's Utah properties in mid-1996. These declines in natural gas production volumes were partially offset by increased natural gas production volumes related to the Company's remaining 50% interest in the Utah properties as a result of the Company's aggressive drilling program on the properties beginning in the second half of 1996. The decline in natural gas production volumes was partially offset by an increase in average natural gas sales price to $2.11 per Mcf during the six months ended June 30, 1997, as compared to $1.65 per Mcf for the 1996 period.

  OPERATING EXPENSES

  Lease operating expenses decreased to $841,000 for the six months ended June 30, 1997, as compared to $1,329,000 for the same 1996 period primarily as a result of the sale of the 50% interest in the Company's Utah properties in June 1996 and the sale of certain other non-strategic oil and natural gas properties in March 1997 partially offset by an increase in the number of producing wells in which the Company has an interest due to the aggressive drilling program on the Company's Utah properties. In addition, the Company's lease operating expenses on a per BOE basis for its Utah properties declined by 32% to $4.13 per BOE during the 1997 period as compared to $6.08 per BOE for the 1996 period. This decline in lease operating expenses per BOE is due to the benefits of increasing economies of scale as the production volumes of the Utah properties continue to increase and the Company's continued focus on reduction of operating costs through improved efficiencies. This decline was partially offset by a significant increase in per BOE production costs of the Company's non-Utah properties due to several workovers performed during 1997.

  Depreciation, depletion and amortization expense decreased by 20% to $1,020,000 for the six months ended June 30, 1997, as compared to $1,277,000 for the same period in 1996 primarily as a result of the sale of the 50% interest in the Company's Utah properties in June 1996 and the sale of certain other non-strategic oil and natural gas properties in March 1997 partially offset by increased production from the Company's remaining interest in the Utah properties.

  Exploration costs declined by $42,000 to zero for the six months ended June 30, 1997 as compared to the same period in 1996, as the Company's exploratory drilling activities were all successful during the period and no geological and geophysical work was performed.

  General and administrative expenses declined by 7% to $546,000 for the six months ended June 30, 1997, as compared to $590,000 for the same 1996 period. This decrease was due to an increase in overhead charges billed to non-operating partners of $160,000 during 1997 due to sale of a 50% interest in the Utah properties in June 1996 and the significant increase in the number of Company-operated wells as a result of the aggressive drilling program on the Company's Utah properties. This decline was partially offset by an increase in engineering, geological and administrative staff as a result of the increased development activity.

  OTHER INCOME (EXPENSES)

  Gain on sale of assets declined to $6,000 for the six month period ended June 30, 1997, as compared to $1,174,000 for the same 1996 period due to a gain of $1,314,000 recognized on the sale of the 50% interest in the Utah properties in June 1996.

 Year Ended December 31, 1996 Compared to December 31, 1995

  OPERATING REVENUES

  Oil revenues increased by 39% to $4,459,000 in 1996 as compared to $3,217,000 in 1995 primarily as a result of an increase in the Company's oil production volume of 80,206 Bbls in 1996. The increase in production volume is primarily the result of the Company's aggressive drilling program on its Utah properties during the last six months of 1996. This increase was partially offset by a decline in average oil sales prices from $17.61 per Bbl in 1995 to $16.96 per Bbl in 1996. The decline in the average oil sales price was due to a reduction in demand for the Company's Utah oil production during the second half of 1996 as a result of a temporary shutdown for major maintenance of one of the refineries which is a primary purchaser of the Company's Utah production, a crude oil hedge loss of $128,000 and amortization of deferred revenue of $524,000. The Company's average 1996 sales price of oil excluding the effects of the hedge loss and amortization of deferred revenue was $20.22 per Bbl.

  Natural gas revenues declined by 2% to $999,000 in 1996 as compared to $1,016,000 in 1995 primarily due to a decline in natural gas sales production to 553,770 Mcf in 1996 as compared to 659,202 Mcf in 1995. The decline in natural gas sales production is attributable to disposition of certain nonstrategic natural gas properties during 1996 and reduced gas production volumes from the Utah properties due to inception of the secondary oil recovery program. The decrease in natural gas production volumes was partially offset by an increase in average sales prices of natural gas to $1.80 per Mcf in 1996 as compared to $1.54 per Mcf in 1995.

  OPERATING EXPENSES

  Lease operating expenses increased to $2,369,000 in 1996 as compared to $2,260,000 in 1995 primarily as a result of an increase in the number of producing wells in which the Company has an interest due to the 1996 drilling program, partially offset by a reduction in lease operating expenses per BOE to $6.67 in 1996 as compared to $7.73 in 1995. The 14% decrease in lease operating expenses on a per BOE basis is primarily due to a decline in production costs of the Utah properties due to the Company's continued focus on reduction of operating costs through improved efficiencies. This decrease is partially offset by an increase in per BOE production costs of the Company non-Utah properties.

  Production taxes increased by 33%, or $61,000, from 1995 to 1996. This increase is due primarily to a 29% increase in the Company's oil and natural gas revenues during 1996 as compared to 1995.

  Depreciation, depletion and amortization expense increased by 22% to $2,806,000 in 1996 as compared to $2,302,000 in 1995, primarily as a result of increased production volumes due to 1996 drilling activity. Depreciation, depletion and amortization expense increased slightly to $7.90 per BOE in 1996 as compared to $7.87 per BOE in 1995.

  Exploration costs declined by 82% to $69,000 in 1996 as compared to $376,000 in 1995 due to a reduction in dry hole costs in 1996.

  General and administrative expenses decreased by 15% to $902,000 in 1996 as compared to $1,064,000 in 1995. This decline was due to an increase in overhead charges billed to non-operating partners of $484,000 as a result of increased activity on the Utah properties during 1996 due to the significant number of wells drilled in the second half of 1996. This decline was partially offset by an increase in engineering and administrative staff as a result of the increased development activity.

  OTHER INCOME (EXPENSES)

  Interest income (expense), net, improved by $256,000 as compared to 1995 to $40,000 of income in 1996 primarily as a result of a reduction in average outstanding debt and an increase in interest capitalized of $44,000 on the Company's Utah properties development project.

  Gain on sale of assets was $1,384,000 in 1996 as compared to a loss of $138,000 in 1995. The gain in 1996 is primarily due to a gain of $1,314,000 recognized on the sale of the 50% interest in the Utah properties in June 1996.

 Year Ended December 31, 1995 Compared to December 31, 1994

  OPERATING REVENUES

  Oil revenues increased by 96% to $3,217,000 in 1995 as compared to $1,644,000 in 1994. This increase was primarily due to an increase in oil production volumes of 72,331 Bbls as a result of the acquisition of an additional 50% interest in the Antelope Creek and Duchesne fields in July 1995 which brought the Company's working interest to 100%. In addition, the average oil sales price increased to $17.61 per Bbl in 1995 from $14.89 per Bbl in 1994.

  Natural gas revenues increased by 28% to $1,016,000 in 1995 as compared to $796,000 in 1994 primarily due to an increase in natural gas production volumes of 174,140 Mcf as a result of the acquisition of an additional 50% interest in the Utah properties in July 1995. This increase was partially offset by a decline in the average sales price of natural gas to $1.54 per Mcf in 1995 from $1.64 per Mcf in 1994.

  OPERATING EXPENSES

  Lease operating expense increased by 41% to $2,260,000 in 1995 as compared to $1,601,000 in 1994, primarily as a result of the acquisition of an additional 50% interest in the Utah properties in July 1995. This increase was partially offset by a decline in lease operating expenses of $0.65 per BOE in 1995 as compared to 1994 due to the Company's focus on reduction of lease operating expense through improved efficiency of operations.

  Production and property taxes increased by 110%, or $98,000, in 1995 as compared to 1994. This increase is primarily the result of the increase in oil and natural gas revenues during 1995 as compared to 1994 which is discussed above.

  Depreciation, depletion and amortization expense increased by 16% to $2,302,000 in 1995 as compared to $1,977,000 in 1994 primarily as a result of increased production volumes due to the acquisition of an additional 50% interest in the Utah properties in July 1995. Depreciation, depletion and amortization expense declined to $7.87 per BOE in 1995 as compared to $10.34 per BOE in 1994 as a result of increased proved reserves due to upward reserve revisions on properties that existed at December 31, 1994, and lower depreciation rates on 1995 acquisitions.

  During 1995, the Company recognized an impairment of $109,000 in the carrying value of its Kansas properties, in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets to be Disposed Of."

  Exploration costs increased to $376,000 in 1995 as compared to $70,000 in 1994 primarily due to $316,000 of exploratory dry hole costs on two exploratory wells on the Company's Kansas properties during 1995. There were no exploratory dry hole costs in 1994.

  General and administrative expense increased by 11% to $1,064,000 in 1995 as compared to $956,000 in 1994 primarily as a result of an increase in engineering, accounting and clerical staff to handle the increased activity as a result of the Company's growth and a reduction in overhead changes billed to non-operating partners of $53,000 due primarily to acquisition in July 1995 of the remaining 50% interest in the Utah properties.

  OTHER INCOME (EXPENSES)

  Interest expense, net, increased by 131% to $216,000 in 1995 as compared to $93,000 in 1994. This was primarily the result of an increase in the average balance of outstanding debt in 1995 as compared to 1994 and was partially offset by an increase in interest capitalized on development projects of $114,000 from 1995 to 1994.

  The Company recognized a loss on sale of assets in 1995 of $138,000 as compared to a gain of $44,000 in 1994. The 1995 loss was caused primarily by a loss on sale of the Company's investment in certain producing properties in Kansas and Oklahoma.

LIQUIDITY AND CAPITAL RESOURCES

 Overview

  The Company's primary sources of liquidity are cash flow from operations and borrowings under the Credit Agreement. The Company's cash flow requirements other than for operations are generally for the development of its Uinta Basin oil and natural gas properties.

  The Company's primary financial resource is its oil and natural gas reserves in the Uinta Basin of Utah. In addition, the Company entered into the Original Agreement in May 1995 with Texas Commerce Bank National Association. In the past, the Company's owners have provided a significant portion of the capital needed by the Company to finance its acquisitions and development program.

 Capital Expenditures

  The Company requires capital primarily for the exploration, development and acquisition of oil and natural gas properties, the repayment of indebtedness and general working capital purposes.

  The following table sets forth costs incurred by the Company in its exploration, development and acquisition activities during the periods indicated.

                                   YEAR ENDED DECEMBER 31,
                               -------------------------------- SIX MONTHS ENDED
                                  1994       1995       1996     JUNE 30, 1997
                               ---------- ---------- ---------- ----------------
Acquisition costs:
  Unproved properties......... $   52,685 $    8,206 $  490,487    $  416,601
  Proved properties...........  5,193,043  4,718,201        --            --
Development costs.............  1,311,272  3,448,972  6,983,715     4,057,976
Exploration costs.............     69,570    316,089        --            --
Improved recovery costs.......    271,276    154,023    327,027        99,531
                               ---------- ---------- ----------    ----------
Total......................... $6,897,846 $8,645,491 $7,801,229    $4,574,108
                               ========== ========== ==========    ==========

  During the last six months of 1997, the Company plans to focus its efforts on the continued development of its improved recovery projects in the Uinta Basin.

  The Company plans to drill approximately 45 gross (29 net) wells in the Uinta Basin during the last six months of 1997 at a projected cost of $8.5 million. In addition, the Company plans to drill up to 10 pilot wells in the Raton Basin at an estimated cost of up to $3.0 million during the same time period.

 Capital Resources

  During the first six months of 1997, the Company generated cash flow from operating activities of $87,000 and received proceeds from sales of oil and natural gas properties of $740,000 and from borrowings against the Credit Agreement of $5,000,000. During the same period, the Company incurred capital costs of $6,367,000, consisting primarily of the development of its Uinta Basin properties and the enhanced oil recovery infrastructure.

  During 1996, the Company generated cash flow from operating activities of $4,129,000 and received proceeds from sales of oil and natural gas properties of $8,968,000. During the same period, the Company incurred $8,665,000 in capital expenditures and repaid $5,909,000 of outstanding debt.

  The Company's working capital decreased from $1,133,000 at December 31, 1995, to a deficit of ($541,000) and ($996,000) at December 31, 1996 and June 30, 1997, respectively. This was due to an increase in spending and an increase in trade payables which is the result of the increased development activity in the Uinta Basin during the last six months of 1996 and the first six months of 1997 and the retirement of all outstanding long-term debt during 1996. These decreases were partially offset by increased cash flow as a result of higher average prices for oil and natural gas production and proceeds received from the June 1, 1996 sale of a 50% interest in the Antelope Creek field.

  The Company's cash flow from operations during the last six months of 1997 is not expected to be adequate to fund the Company's operations and planned Uinta Basin and Raton Basin development programs. The Company anticipates that the remaining available borrowing capacity under the Credit Agreement, including the overdraft facility, will be sufficient to meet its estimated capital expenditure requirements until such time as the net proceeds from the Offering become available, and that the net proceeds from the Offering will be sufficient to meet its estimated capital expenditure requirements for the 12 months following the Offering. The Company believes that after such 12-month period it will require a combination of additional financing and cash flow from operations to implement its future development plans. The Company currently does not have any arrangements with respect to, or sources of, additional financing other than the Credit Agreement, and there can be no assurance that any additional financing will be available to the Company on acceptable terms or at all. In the event a sufficient amount of capital is not available, the Company may be unable to develop its Uinta Basin properties in accordance with the planned schedule discussed elsewhere in this Prospectus.

 Financing

  In May 1995, the Company entered into a credit agreement with Texas Commence Bank National Association (the "Original Agreement"). The Original Agreement was a combination credit facility with a two-year revolving credit agreement which originally expired on May 25, 1997, at which time all balances outstanding under the revolving credit agreement were to convert to a term loan, expiring on October 1, 1999. The borrowing base was redetermined at $7.5 million on July 2, 1997. This effectively allowed the Company to continue to borrow on the facility in place at June 30, 1997. On September 15, 1997, the Company amended the Original Agreement and entered into the Credit Agreement with Chase. The Credit Agreement includes a $20.0 million combination credit facility with a two-year revolving credit agreement with an original borrowing base of $7.5 million to be redetermined semi-annually ("Tranche A"), which expires on September 15, 1999, at which time all balances outstanding under Tranche A will convert to a term loan expiring on September 15, 2002. Additionally, the Credit Agreement contains a separate revolving facility of $2.5 million ("Tranche B"), which expires on March 15, 1999, at which time all balances outstanding become immediately payable. Subsequent to June 30, 1997, the Company has borrowed an additional $5.0 million, for a total outstanding obligation under this facility of $10.0 million at October 20, 1997. The Company had no balances outstanding under the Original Agreement at December 31, 1996. Interest on borrowings outstanding under both Tranche A and Tranche B is calculated, at the Company's option, at either Chase's prime rate or the London interbank offer rate, plus a margin determined by the amount outstanding under each tranche.

INFLATION AND CHANGES IN PRICES

  The Company's revenue and the value of its oil and natural gas properties have been, and will continue to be, affected by changes in oil and natural gas prices. The Company's ability to obtain capital through borrowings and other means is also substantially dependent on oil and natural gas prices. Oil and natural gas prices are subject to significant seasonal and other fluctuations that are beyond the Company's ability to control or predict. In an attempt to manage this price risk, the Company periodically engages in hedging transactions.

HEDGING TRANSACTIONS

  In the past, the Company has entered into hedging contracts of various types in an attempt to manage price risk with regard to a portion of the Company's crude and natural gas production. While use of these hedging arrangements limit the downside risk of price declines, such arrangements may also limit the benefits which may be derived from price increases.

  The Company historically has used various financial instruments such as collars, swaps and futures contracts in an attempt to manage its price risk. Monthly settlements on these financial instruments are typically based on differences between the fixed prices specified in the instruments and the settlement price of certain future contracts quoted on the NYMEX or certain other indices. The instruments which have been historically used by the Company have not had a contractual obligation which requires or allows the future physical delivery of the hedged products.

  The Company had one open hedging contract at June 30, 1997, which is a crude oil collar on 378,000 Bbls of oil with a floor price of $17.00 per Bbl and a ceiling price of $20.75 per Bbl indexed to the NYMEX light crude future settlement price. See Note 7 to the Notes to Combined Financial Statements. This contract covers 378,000 Bbls of oil over the next two and one-half years as follows:

             YEAR                                   BBLS
             ----                                  -------
             1997.................................  69,000
             1998................................. 150,000
             1999................................. 159,000
                                                   -------
              Total............................... 378,000
                                                   =======

ENVIRONMENTAL AND OTHER LAWS AND REGULATIONS

  The Company's business is subject to certain federal, state, tribal and local laws and regulations relating to the exploration for and the development, production and transportation of oil and natural gas, as well as environmental and safety matters. Many of these laws and regulations have become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. The Company has no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws or in interpretations thereof could have a significant impact on the operating costs of the Company as well as the oil and natural gas industry in general.

                            BUSINESS AND PROPERTIES

GENERAL

  Petroglyph is an independent energy company engaged in the exploration, development and acquisition of crude oil and natural gas reserves. Since its inception in 1993, the Company has grown through leasehold acquisitions which, together with associated development drilling, have increased the Company's proved reserves, production, revenue and cash flow. The Company seeks to develop properties in regions with known producing horizons, significant available undeveloped acreage and considerable opportunities to increase reserves, production and ultimate recoveries through development drilling and, where applicable, enhanced oil recovery techniques. The Company's primary activities are focused in the Uinta Basin in Utah, where it is implementing enhanced oil recovery projects in the Lower Green River formation of the Greater Monument Butte Region. The Company anticipates spending approximately $35 million in 1997 and 1998 in connection with these projects. The Company has identified several other formations in the Uinta Basin above and below the Lower Green River formation that it believes have the potential to be commercially productive. The Company recently acquired 56,000 gross and net acres in the Raton Basin in Colorado. The Company plans to spend up to approximately $5.0 million to initiate a pilot coalbed methane project to determine the commercial viability of development of this area.

  From January 1, 1994 through June 30, 1997, the Company drilled a total of 98 gross (51.5 net) wells, with a success rate of 99% and an average finding cost of $3.43 per BOE. As of June 30, 1997, the Company had estimated net proved reserves of approximately 7.7 MMBbls of oil and 20.9 Bcf of natural gas, or an aggregate of 11.2 MMBOE with a PV-10 of $42.9 million. Of the Company's estimated proved reserves, 97% are located in the Uinta Basin. At June 30, 1997, the Company had a total acreage position of approximately 108,000 gross (99,000 net) acres and estimates that it has over 1,000 potential drilling locations based on current spacing, approximately 75 of which are included in the Company's independent petroleum engineers' estimate of proved reserves.

  Uinta Basin. The Uinta Basin is generally recognized as one of the largest onshore basins in the contiguous United States in terms of total hydrocarbons in place. The Uinta Basin is a major onshore depositional and structural basin containing the remnants of an ancient fresh water lake that broadly deposited sand bars over the basin as the shoreline of the lake expanded and contracted over time. Based on electric log analysis, the Company believes that approximately 26 different horizons of oil and natural gas bearing sands have been created in the Lower Green River formation by the ancient lake and exist throughout its development area. As of December 31, 1996, approximately 450 MMBbls of oil and 1.6 Tcf of natural gas had been recovered from over 2,750 wells drilled in the Uinta Basin, including approximately 148 MMBbls of oil and 358 Bcf of natural gas from approximately 930 wells drilled in a 900 square mile area of the Uinta Basin known as the Greater Monument Butte Region located along the southern shoreline of the ancient lake.

  The Company is currently implementing enhanced oil recovery projects using waterflood techniques designed to repressure zones within the 1,500-foot thick Lower Green River formation in the Greater Monument Butte Region. In 1996, the DOE published a study of a similar enhanced oil recovery project and concluded that such a program could ultimately increase the recovery of the original oil in place in the Lower Green River formation from approximately 5% to up to 21%. The Company believes the results of the DOE's study are applicable to its enhanced oil recovery project in the Greater Monument Butte Region. The Company also believes oil and natural gas exist at depths above and below this formation throughout the Greater Monument Butte Region.

  The Company is an experienced operator in the Uinta Basin. From January 1, 1994 through June 30, 1997, the Company drilled 90 gross (46 net) new development and exploratory wells in the Uinta Basin, with a 99% success rate. As of June 30, 1997, the Company's independent petroleum engineers estimated that the Company had approximately 75 gross (40 net) proved undeveloped well locations in the Antelope Creek field in the Uinta Basin. The independent petroleum engineers attributed an average of 135 MBOE gross proved undeveloped reserves to such locations with a PV-10 per gross well of approximately $285,000, net of drilling and completion costs. The Company's net share per gross well is 58 MBOE with a PV-10 of $152,000, resulting in an aggregate of approximately 4,340 MBOE with a PV-10 of approximately $11.4 million for such 75 proved undeveloped well locations. The Company believes that as of June 30, 1997, full development of the Company's 38,685 gross undeveloped acres within the Uinta Basin would support approximately 820 additional drilling locations based on 40-acre spacing, consisting of approximately 615 locations for production wells and 205 locations for injection wells, at an estimated average gross cost of $400,000 per well. In addition to the implementation of its enhanced oil recovery projects in the Lower Green River formation, the Company is currently developing the Upper Green River and Wasatch formations utilizing traditional production methods.

  Raton Basin. The Raton Basin, which is located in southeastern Colorado and northeastern New Mexico, is approximately 80 miles long and 50 miles wide. The Gas Research Institute has estimated that as of 1993 the Raton Basin held 18 Tcf of recoverable natural gas reserves from coalbed methane, a type of natural gas produced from a coal source rather than traditional sandstone/carbonate reservoirs. As of December 31, 1996, the Company estimates that cumulative production of approximately 7.9 Bcf of natural gas had been recovered from approximately 140 coalbed methane wells in the Raton Basin, 91% of which commenced production since January 1, 1995. As of December 31, 1996, daily production from these wells was approximately 20 MMcf per day.

  The Company recently acquired 56,000 gross and net acres in the Raton Basin of southeastern Colorado for $700,000, where the Company plans to develop coalbed methane natural gas reserves. During the last ten years, new drilling, completion and production techniques have led to the development of substantial new reserves of coalbed methane natural gas in the United States. Initially, the Company plans to spend up to approximately $5.0 million to conduct a pilot project to study the feasibility of a full-scale coalbed methane project. Should the pilot project be successful, based on proposed spacing, the Company could drill up to 200 wells over the life of the project.

BUSINESS STRATEGY

  The Company's strategy, which includes the following key elements, is to increase its oil and natural gas reserves, oil and natural gas production and cash flow per share:

  . Develop Drillsite Inventory. The Company has established a large inventory of potential projects by focusing on areas where known hydrocarbon accumulations have not been fully exploited. The Company is implementing enhanced oil recovery projects in a development area in the Uinta Basin that has over 800 drillsite locations for production and injection wells, and intends to initiate a coalbed methane project in the Raton Basin that, based upon the results of a pilot project, could support up to 200 wells. Collectively, these projects provide the Company with a ten-year inventory of potential drilling locations.

  . Exploit Existing Reserve Base. The Company intends to apply management's extensive geological, engineering and operating expertise to identify, develop and exploit its existing undeveloped and underdeveloped acreage portfolio. The Company anticipates capital expenditures in the second half of 1997 and all of 1998 of approximately $38 million, of which approximately $18 million will be used to develop existing proved reserves included in the Company's June 30, 1997 reserve report. The amount and timing of these expenditures will depend on a number of factors, including actual drilling results, product prices and availability of capital.

  . Control of Operations. The Company seeks to operate and maintain a majority working interest position in each of its core properties. These factors enable the Company to influence directly its projects by controlling all aspects of drilling, completion and production. In addition, the Company intends to maintain a low cost overhead structure by controlling the timing of the development of its properties. By operating its producing wells, the Company believes it is well positioned to control the expenses and timing of development and exploitation of such properties and to better manage cost reduction efforts.

  . Acquire Additional Property Interests. The Company expects that it will, from time to time, evaluate acquisitions of oil and natural gas properties in its principal areas of operations and in other areas that provide attractive investment opportunities for the addition of reserves and production and that meet one or more of the Company's selection criteria: (i) an attractive purchase price that, when combined with the anticipated capital expenditures, exceeds a targeted internal rate of return, (ii) the potential to increase reserves and production through the application of lower risk exploitation and exploration techniques and (iii) the opportunity for improved operating efficiency.


PRINCIPAL PROPERTIES

  The following table sets forth certain information, as of June 30, 1997, which relates to the principal oil and natural gas properties owned by the Company.

                                                         PROVED RESERVES
                                                  ------------------------------
                                                                      TOTAL OIL
                                           GROSS    OIL   NATURAL GAS EQUIVALENT
   REGION                                  ACRES  (MBBLS)   (MMCF)      (MBOE)
   ------                                 ------- ------- ----------- ----------
Utah-Uinta Basin.........................  45,525  7,560    19,755      10,853
Colorado-Raton Basin.....................  55,927    --        --          --
Other....................................   6,279    164     1,155         356
                                          -------  -----    ------      ------
  Total.................................. 107,731  7,724    20,910      11,209
                                          =======  =====    ======      ======

  UINTA BASIN. The Uinta Basin is a major onshore depositional and structural basin located in northeast Utah. The American Association of Petroleum Geologists has estimated that as of 1971 the Uinta Basin held 3.5 billion Bbls of remaining recoverable oil reserves. In 1996, the Uinta Basin was estimated by an independent industry publication to contain 7.0 Tcf of remaining recoverable natural gas reserves. As of December 31, 1996, cumulative production of approximately 450 MMBbls of oil and 1.6 Tcf of natural gas had been recovered from approximately 2,750 wells in the Uinta Basin.

  The Company's Uinta Basin properties are located in the Greater Monument Butte Region, an area that begins at the Company's Duchesne field on the west, extends across the Monument Butte field and ends to the east at the Wonsits Valley and Red Wash fields. The Greater Monument Butte Region, which is depicted on the map appearing on the inside front cover page of this Prospectus, is roughly 15 miles wide and 60 miles long. Hydrocarbons have been shown to exist throughout the explored sedimentary column. The first successful enhanced oil recovery project in the Uinta Basin was initiated approximately 40 years ago. As of June 30, 1996, cumulative production of 148 MMBbls of oil and 358 Bcf of natural gas had been recovered from the Greater Monument Butte Region.

  The principal producing horizons in the Greater Monument Butte Region is the Lower Green River formation. Commercial production of hydrocarbons has also occurred from the Uinta, Upper Green River, Wasatch and Mesa Verde formations. These four reservoir formations contain discontinuous sand bodies of varying size that are multi-layered and pinch out at the boundaries. Within the Greater Monument Butte Region, the producing formations have similar time and depositional characteristics. The producing sands can be correlated as they occur across the Greater Monument Butte Region.

  Development History. Exploratory drilling in the Uinta Basin commenced around 1900. The first significant hydrocarbon discovery was in 1925 in the Ashley field. The first enhanced oil recovery program in the Lower Green River formation consisted of a natural gas injection pilot program in the Red Wash field beginning in 1957. Beginning in 1960, waterflood programs were conducted in the Red Wash field in the Lower Green River formation. This project indicated that enhanced oil recovery techniques were successful in recovering additional hydrocarbons in the Lower Green River formation and successful enhanced oil recovery projects followed in the Walker Hallow and Wonsits Valley fields.

  The Department of Energy Study. In 1986, Lomax Exploration Co. ("Lomax") conducted a study of the Wonsits Valley unit enhanced oil recovery program and concluded that its Monument Butte field, located 30 miles to the west, had similar geological and reservoir characteristics. An enhanced oil recovery unit was formed, and in November 1987, a pilot enhanced oil recovery project using waterflood technology commenced. Based on the initial results, Lomax expanded the program in 1992. In October 1992, the DOE selected Lomax in cooperation with the University of Utah, for a co-funded program to study Green River enhanced oil recovery results. An extensive study ensued utilizing full and side wall cores, advanced wireline logging technology, computer derived reservoir simulation and laboratory analysis of crude oil and associated natural gas samples.

  In November 1996, the DOE concluded that the utilization of conventional waterflooding technology could produce significant enhanced oil recoveries from pressure depleted reservoirs in Green River formations in the 1,400-acre region of the Monument Butte Unit of the Greater Monument Butte Region, which includes the Company's three prospect areas. The methods and techniques employed in the project were predicted by the DOE to be applicable to an area of about 300 square miles, which is included within the Greater Monument Butte Region. The DOE concluded that the primary recovery would account for 5% of the original oil in place. In addition, the DOE concluded that the Lomax enhanced oil recovery program may increase the ultimate recovery to 21% of original oil in place.

  Recent Enhanced Oil Recovery Projects. Since 1992, nine additional waterflood projects around the Monument Butte Unit have been commenced. In addition to the Company's development areas, certain of the units involved in these projects include the Wells Draw unit (operated by Enserch Exploration, Inc.) and the Jonah unit (operated by Equitable Resources Energy Company). Although the enhanced oil recovery techniques studied by the DOE in the Monument Butte Unit were commenced after a number of years of primary production, Lomax and other operators in the Uinta Basin have experienced increases in production and reserves in other fields by initiating waterfloods during initial production from new wells. The Company's Antelope Creek field contains the largest single unit of contiguous acreage currently undergoing enhanced oil recovery (waterflood) operations in the Greater Monument Butte Region.

  Development Approach to the Greater Monument Butte Region. The Company believes that it can achieve results similar to those experienced by other operators utilizing waterflood techniques in the Monument Butte, Red Wash and Wonsits fields in the Greater Monument Butte Region. The Company's enhanced oil recovery development strategy utilizes waterflood techniques designed to rebuild and maintain reservoir pressure, which are similar to the techniques studied by the DOE. Waterflooding involves the injection of water into a reservoir forcing oil through the formation toward producing wells in the development area and driving free natural gas in the reservoir back into oil solution, creating greater pressure within the reservoir and making the oil more mobile, and increasing the rate of production and ultimate recoverable volumes.

  The Company believes that primary oil recovery, i.e., without waterflooding, results in the production of approximately 5% of the original oil in place for wells in the Lower Green River formation of the Greater Monument Butte Region. By utilizing waterflood techniques, the Company hopes to increase recoveries from these wells to approximately 25% of the original oil in place. By introducing enhanced oil recovery techniques during primary production, the Company believes that cumulative and daily production may increase. Based on the results of the Company and other operators in the region, the Company believes that the sands prevalent in the Lower Green River formation of the Antelope Creek field are analogous to the sands from the same formation of the Monument Butte, Red Wash and Wonsits fields. The Company is implementing a similar enhanced oil recovery program in the Antelope Creek field in the Greater Monument Butte Region. The Company believes that the preliminary results of its enhanced oil recovery project are comparable to those recognized by the DOE study and that wells are responding to the waterflood.

  When the Company begins enhanced oil recovery development of a field, it generally drills four wells on 160 acres (based on 40-acre spacing) and uses one of the four wells as an injection well for its waterflood repressurization program. In order to optimize the recovery of hydrocarbons through enhanced oil recovery techniques, the Company utilizes a variety of open hole logs and other analytical techniques to categorize the different formations in the Greater Monument Butte Region. The Company plans to drill and evaluate at least four wells in a group before determining which well to operate as the water injection well.

  The Company emphasizes preplanning in project development to lower capital and operational costs and to efficiently integrate potential well locations into the existing and planned infrastructure, including gathering systems, water distribution and other surface facilities. The Company currently estimates that the average cost to drill, complete and install the necessary surface and waterflood facilities will be approximately $400,000 per producing or injection well. Historically, the Company has been able to minimize cycle time from drilling to hook-up of wells, which the Company believes should accelerate cash flow and improve ultimate project economics.

  In the future, the Company may consider other enhanced oil recovery techniques to increase production of oil and natural gas. For example, the Company anticipates that it may inject produced natural gas, imbibition agents or surfactants into reservoirs in an effort to further enhance ultimate oil recovery and increase production rates.

  The Company's major projects in the Uinta Basin include:

  Antelope Creek Field. The Antelope Creek field lies in the western portion of the Greater Monument Butte Region. Production in this field first occurred in July 1983. The potential producing formations in this field are the Uinta, Upper Green River, Lower Green River, Wasatch and Mesa Verde. The Company owns a 50% working interest in, and is the operator of, approximately 20,912 gross (12,668 net) acres within the field.

  The Company began operations in the Antelope Creek field in February 1994 and is currently implementing enhanced oil recovery projects using waterflood technology in 16 separate horizons in the Lower Green River formation. The initial pilot program commenced in September 1994, and the preliminary response for affected producing wells has been consistent with the DOE study. To date, the Company has recorded responses in eight of the 18 horizons and expects to experience responses in additional horizons as the waterflood program matures. In July 1997, the Company completed construction of its water distribution and injection system. This system, which has the capacity to carry 15,000 Bbls of water per day, includes 43 miles of low and high pressure steel and polypropylene pipe buried below the frost line. The Company believes that the system, which was designed to last 50 years, offers operating flexibility and redundant water supplies and provides lower cost heated water for completion and production operations. In addition, the Company initiated a natural gas injection pilot in February 1997 to determine the effectiveness of natural gas as an alternative or supplement to water as an injection medium.

  At June 30, 1997, the Company had drilled 86 gross (43 net) production wells in the Antelope Creek field and converted 11 gross (5.5 net) wells to injection wells. At June 30, 1997, the Company owned 136 gross (68 net) wells in the Antelope Creek field, all of which are operated by the Company. These wells range in depth from 5,000 feet to greater than 7,000 feet. Average gross daily production from the Antelope Creek field in July 1997 was 1,607 Bbls of oil and 2,976 Mcf of natural gas. Approximately 350 gross wells (approximately 260 of which are expected to be utilized as production wells) remain to be drilled within the current acreage position based on 40-acre spacing.

  Duchesne Field. The Duchesne field is located five miles northwest of the Antelope Creek field. This field was discovered in 1951, and 31 wells have been drilled in an area of approximately 11,360 acres. The primary producing formations in this field are the Upper and Lower Green River and Wasatch at depths ranging from 1,300 to 8,500 feet. In addition to the Lower Green River formation enhanced oil recovery potential, there is established oil production from the Wasatch and Upper Green River formations within the field and adjacent acreage.

  The Company began operating in the Duchesne field in February 1994 in connection with its acquisition of interests in this field and the Antelope Creek field. At June 30, 1997, the Company owned approximately 11,360 gross and net acres and operated six active producing wells, not including two wells currently awaiting completion, and 23 shut-in wells in anticipation of implementation of waterflood projects and Wasatch formation recompletions. The Company owns 100% of the working interest in the field. Average daily production from the Duchesne field in 1996 was 20 Bbls of oil and 70 Mcf of natural gas.

  The Company has yet to commence waterflooding this field. As a result of geological similarities to the Antelope Creek field, however, the Company intends during the first half of 1998 to initiate a pilot waterflood area within the field targeting known Lower Green River oil reservoirs for enhanced oil recovery. In addition, the Company drilled and completed two wells in the Upper Green River formation in August 1997. The Company expects that these wells will begin commercial production in August 1997. In August 1997, the Company also began operations to recomplete seven existing well bores in the Wasatch formation at depths of approximately 7,500 feet.

  Natural Buttes Extension Development Area. The Natural Buttes Extension development area is located in the eastern part of the Greater Monument Butte Region and lies at the northern edge of the Greater Natural Buttes natural gas field. The project lies within the Green River enhanced oil recovery project area identified in the DOE study and is bordered on three sides by existing Green River oil fields. To date, no wells have been drilled in the Company's approximately 13,253 gross and net acres in the Natural Buttes Extension development area. As in the Antelope Creek and Duchesne fields, the Company's primary development objective is enhanced oil recovery in Lower Green River oil reservoirs.

  Two Green River enhanced oil recovery waterflood projects have been initiated recently by other operators approximately six miles to the west of the Natural Buttes Extension development area. In addition, an enhanced oil recovery gas injection project is located south of the Company's acreage in the West Willow Creek field. The Wonsits Valley enhanced oil recovery waterflood project is located approximately four miles to the east. The Company believes that results from these waterflood projects support exploratory wells on the Company's acreage in this development area.

  In addition, the Natural Buttes Extension Development area is located adjacent to the northwest extension of the Natural Buttes gas field and is directly offset by two wells that have produced in excess of 1.0 Bcf of natural gas each. The Company's independent reservoir engineers have assigned
1.8 Bcf of net proved undeveloped reserves to two Wasatch natural gas development locations that the Company plans to drill in November 1997.

  Current Uinta Basin Development Plan. The Company intends to develop its Uinta Basin Properties through the drilling of development and exploratory wells and associated injection wells. The final determination with respect to the drilling, production and development of wells will be dependent upon a number of factors, including (i) the results of development activities in the areas, (ii) the availability of sufficient capital resources by the Company for drilling, (iii) the approval of the development plan by tribal and other governmental authorities and (iv) economic and industry conditions at the time of drilling, including prevailing and anticipated prices for oil and natural gas and the availability of drilling rigs and crews. The full development of any area will be dependent upon the commercial success of the Company's development program. In the event that the results of the initial development activities in any area do not meet the Company's expectations, the Company will modify the development of such area.

  The Company's acreage in each of these three development areas is held pursuant to various development agreements with the Ute Indian Tribe, the Ute Distribution Corporation and fee mineral owners. Under these development agreements, the Company is responsible for making the key development and operating decisions for each field. All of the Company's acreage in the Antelope Creek field and approximately 54% of the Company's acreage in the Duchesne field is held by production. The Company's acreage in the Natural Buttes Extension development area and acreage recently leased is subject to rentals until the Company is able to develop those areas.

  Sources of Water for the Company's Enhanced Oil Recovery Programs. The Company's enhanced oil recovery program in the Uinta Basin involves the injection of water into wells to pressurize reservoirs and, therefore, requires substantial quantities of water. The Company intends to satisfy its requirements from one or more of three sources, water produced from water wells, water purchased from local water districts and water produced in association with oil production. The Company has drilled water wells only in the Antelope Creek field, and there can be no assurance that these water wells will continue to produce quantities sufficient to support the injection program, that the Company will be able to obtain the necessary approvals to drill additional water wells or that successful water wells can be drilled in its other Uinta Basin development areas. The Company has a contract with East Duchesne Water District to purchase up to 10,000 barrels of water per day through September 30, 2004. After the initial term, this contract automatically renews each year for one additional year; however, either party may terminate the agreement with twelve months prior notice. In the event of a water shortage, the East Duchesne Water District contract provides that preferences will be given to residential customers in the area and other water customers having a higher use priority than the Company. In addition, the Company has not yet secured a water source for the full development of its Natural Buttes Extension properties. There can be no assurance that water shortages will not occur or that the Company will be able to renew or enter into new water supply agreements on commercially reasonable terms or at all. To the extent the Company is required to pay additional amounts for its supply of water, the Company's financial condition and results of operations may be adversely affected. While the Company believes that there will be sufficient volumes of water available to support its improved oil recovery program and has taken certain actions to ensure an adequate water supply will be available, in the event the Company is unable to obtain sufficient quantities of water, the Company's enhanced oil recovery program and business would be materially adversely affected.

  RATON BASIN. The Raton Basin, which is located in southeastern Colorado and northeastern New Mexico, is approximately 80 miles long and 50 miles wide. The Gas Research Institute has estimated that as of 1993 the Raton Basin held 18.0 Tcf of recoverable natural gas reserves from coalbed methane. As of December 31, 1996, cumulative production of approximately 7.9 Bcf of natural gas had been recovered from approximately 140 coalbed methane wells in the Raton Basin.

  The Company recently acquired properties located in the northern portion of the Raton Basin in Huerfano County, Colorado. The primary producing reservoir in the Raton Basin is the Vermejo, which consists of several individual coal seams at depths ranging from 500 to 5,000 feet. Over 45 million years ago, plant material accumulated in thick layers in coastal swamps in the Raton Basin and was subsequently buried and subjected to heat and pressure which formed the coals. Since these coals were buried, continued mountain building forces compressed the Raton Basin, creating an extensive series of fractures in the coal and surrounding rocks. Later, portions of the area was intruded by hot liquid rock or "magma" from lower in the earth's crust, which cooled to form two large structures in the center of the Raton Basin known as the Spanish Peaks. The magma moved up through existing fractures and created additional fractures that radiate outward from the Spanish Peaks. As the magma cooled, its heat altered the surrounding rocks, including the Vermejo and Raton coals beds. The Company believes that the compression of mountain building and the intrusion of magma into the Raton Basin have enhanced the ability of the Vermejo and Raton coals to yield coalbed methane.

  Development History. Exploratory drilling in the Raton Basin commenced in 1982. The first significant hydrocarbon discovery was coalbed methane natural gas in 1987; however, early efforts to produce the natural gas were commercially unsuccessful. During the last ten years, new technology has led to the development of substantial new reserves of coalbed methane natural gas in the United States. Application of this technology in the Raton Basin has resulted in the discovery of additional reserves by other operators in the area. In addition, the limited natural gas pipeline infrastructure in the Raton Basin delayed the development of coalbed methane reserves. In December 1994, Colorado Interstate Gas Company completed construction of a 10-inch pipeline from Weston, Colorado to Trinidad, Colorado, providing an outlet for Raton Basin natural gas. The Company believes that construction of the pipeline has allowed operators to increase drilling activity in the Raton Basin.

  Coalbed Methane Production. Coalbed methane production is similar to traditional natural gas production in terms of the physical producing facilities and the product produced. However, the subsurface mechanisms that allow the gas to move to the wellbore and the producing characteristics of coalbed methane wells are different from traditional natural gas production. Coal beds produce nearly pure methane gas while traditional gas wells normally produce gas that contains small portions of ethane, propane and other heavier hydrocarbon gases. Methane normally constitutes more than 90% of the total gases in the production from traditional natural gas wells. The Raton Basin natural gas does not contain significant amounts of contaminants, such as hydrogen sulfide, carbon dioxide or nitrogen, that are sometimes present in traditional natural gas production. Therefore, the properties of the Raton Basin natural gas, such as heat content per unit volume (Btu), are very close to the average properties of pipeline natural gas from traditional natural gas wells.

  Coal is a black organic mineral formed from buried deposits of plant material from ancient coastal swamps. Methane is a common component of coal, though coals vary in their methane content per ton. Rather than being limited to open spaces in the coal structure, methane is adsorbed onto the inner coal surfaces. When the coal is fractured and exposed to lower pressures, the natural gas leaves the coal. Whether a coal bed will produce commercial quantities of natural gas depends on its original content of natural gas per ton of coal, the thickness of the coal bed, the reservoir pressure and the existence of fractures through which the released natural gas can flow to the wellhead. Frequently, coal beds are partly or completely saturated with water. As the water is produced, space is created for natural gas to leave the coal and flow to the well. Contrary to traditional natural gas wells, new coalbed methane wells often produce water for several months and then, as the water production decreases because the coal seams are being drained, and the pressure decreases, methane gas production increases.

  Water Production and Disposal. The Company believes that the water produced from the Raton Basin coal seams will be low in dissolved solids, allowing the Company, operating under permits which the Company believes will be issued by the State of Colorado, to discharge the water into streambeds or stockponds. However, if nonpotable water is discovered, it may be necessary to install and operate evaporators or to drill disposal wells to reinject the produced water back into the underground rock formations adjacent to the coal seams or to lower sandstone horizons.

  Coalbed Methane Technology. Coalbed methane wells are drilled and completed in a manner similar to traditional natural gas wells, but exploration is easier because coalbeds are relatively continuous underground and because it is not essential to find folded or faulted structures that create natural traps. The coalbed methane is trapped in the molecular structure of the coal itself until released by pressure reduction in the reservoir brought about by water removal. The Company intends to complete its wells in the Vermejo and Raton coal beds.

  The ability of natural gas to move through the coal or rocks to the wellbore from its place of origination in the formation is the key determinant of the rate at which a well will produce. Coal often provides very little ability for the natural gas to move through it to the wellbore. Permeability is the measure of the ability of fluids to move through the rock (coal) under the influence of a differential pressure. The Raton Basin coals exhibit very good to excellent permeability. However, in order to establish commercial gas production rates, the Company must create a permanent conduit between the individual coal seams and the wellbore. This is accomplished by creating and propping open artificial fractures within the coal seams so the pathway for gas migration to the wellbore is enhanced. Similar techniques of fracturing are used on traditional natural gas and oil wells and have been proven to be successful on other acreage in the Raton Basin.

  The Company also intends to use specialized drilling techniques in the Raton Basin. Traditional gas wells are drilled with the use of rotary drill bits cooled and lubricated by drilling fluids. Exposing the Raton Basin coals to drilling mud may significantly lower the permeability of the coals by plugging the pores and natural fractures in the coals. The Company, therefore, intends to use percussion air drilling without traditional drilling muds in drilling its wells.

  Raton Basin Development Plan. The Company recently acquired oil and natural gas leases covering approximately 56,000 gross and net acres in the Raton Basin. The Company intends to include much of its acreage in this area in a federal exploratory unit of land that is governed by federal rules because federal leases are included in the unit. Under an exploratory unit agreement, production from any well in the unit will extend all of the leases in the unit beyond their primary term. In addition, production and expenses are shared among the individual lessors and lessees in the unit.

   Initially, the Company plans to spend up to approximately $5.0 million to conduct a pilot project to study the feasibility of a full-scale coalbed methane project. Should the pilot project be successful, the Company could drill up to 200 wells on 160-acre spacing over the life of the project.

  WILCOX TREND. The Wilcox Trend, which is located in Victoria and DeWitt Counties in the Gulf Coast region of South Texas, is a high potential, multi-pay province that lends itself to 3-D seismic exploration due to its substantial structural and stratigraphic complexity. As of May 31, 1997, cumulative production of approximately 12 MBbls of oil and 53 Bcf of natural gas had been recovered from approximately 25 wells in the Company's properties in the Helen Gohlke field.

  On September 1, 1994, the Company purchased a 100% working interest in 5,079 gross and net acres in the Helen Gohlke field located within the Wilcox Trend. The Company currently operates 13 producing oil and natural gas wells and two disposal wells in this field. The Company is currently conducting a 3-D seismic survey of the field and, subject to the results of the survey, anticipates drilling one to three wells in the fourth quarter of 1997 or first quarter of 1998. Average daily production from the Helen Gohlke field in December 1996 was 70 Bbls of oil and 205 Mcf of natural gas.

MARKETING ARRANGEMENTS

  The price received by the Company for its oil and natural gas production depends on numerous factors beyond the Company's control, including seasonality, the condition of the United States economy, particularly the manufacturing sector, foreign imports, political conditions in other oil-producing and natural gas-producing countries, the actions of OPEC and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas could have an adverse effect on the carrying value of the Company's proved reserves and the Company's revenues, profitability and cash flow.

  In June 1994, the Company entered into a contract to sell its oil production from certain leases of its Utah properties to an industry participant. The price under this contract is agreed upon monthly and is generally based on such purchaser's posted prices. This contract will continue in effect until terminated by either party. During the three years ended December 31, 1996, the volumes sold under this contract totaled approximately 66 MBbls, 101 MBbls and 61 MBbls, respectively, at an average sales price per Bbl for each year of $16.51, $17.09 and $19.33.

  In June 1997, the Company entered into a crude oil contract to sell "black wax" production from certain of its oil tank batteries in Antelope Creek to a refinery. This contract is effective until May 31, 1998 and calls for the Company to receive a per Bbl price equal to the current month NYMEX closing price for sweet crude, averaged over the month in which the crude is sold, less an agreed upon adjustment.

  In July 1997, the Company entered into a modification of its crude oil sales contract to sell its black wax production from the Antelope Creek field to a major oil company at a price equal to posting, less an agreed upon adjustment to cover handling and gathering costs. This contract will continue in effect until terminated by either party. In addition to the sales contract discussed above, the purchaser has the option under an Oil Production Call Agreement to purchase all or any portion of the oil produced from the Antelope Creek field at the current market price. The option, which has no expiration date, allows the purchaser to purchase the Company's oil production at a price that approximates the market price for oil produced by the Company.

HEDGING ACTIVITIES

  The Company historically has used various financial instruments such as collars, swaps and futures contracts in an attempt to manage its price risk with regard to a portion of the Company's crude and natural gas production. Monthly settlements on these financial instruments are typically based on differences between the fixed prices specified in the instruments and the settlement price of certain future contracts quoted on the NYMEX or certain other indices. The instruments which have been historically used by the Company have not had a contractual obligation which requires or allows the future physical delivery of the hedged products. While use of these hedging arrangements limit the downside risk of price declines, such arrangements may also limit the benefits which may be derived from price increases.

  Approximately 378 MBbls of oil of the Company's expected oil production through December 31, 1999 is subject to collars with a floor price of $17.00 and a ceiling price of $20.75.

  The Company monitors oil markets and the Company's actual performance compared to the estimates used in entering into hedging arrangements. If material variations occur from those anticipated when a hedging arrangement is made, the Company takes actions intended to minimize any risk through appropriate market actions. The Company attempts to manage its exposure to counterparty nonperformance risk through the selection of financially responsible counterparties.

OIL AND NATURAL GAS RESERVES

  The Company's estimated total proved reserves of oil and natural gas as of December 31, 1994, 1995 and 1996 and June 30, 1997 were as follows:

                                            AS OF DECEMBER 31,
                         --------------------------------------------------------   AS OF JUNE 30,
                                1994               1995               1996               1997
                         ------------------ ------------------ ------------------ ------------------
                           OIL    NATURAL     OIL    NATURAL     OIL    NATURAL     OIL    NATURAL
                         (MBBLS) GAS (MMCF) (MBBLS) GAS (MMCF) (MBBLS) GAS (MMCF) (MBBLS) GAS (MMCF)
                         ------- ---------- ------- ---------- ------- ---------- ------- ----------
Proved developed:
 Utah...................    247    1,156       870    1,219       568     1,600    1,685     3,696
 Other..................    958    6,151       691    5,440       297     1,410      164     1,155
                          -----    -----     -----    -----     -----    ------    -----    ------
  Total.................  1,205    7,307     1,561    6,659       865     3,010    1,849     4,851
Proved undeveloped:
 Utah...................    --       --        --       --      5,262    15,802    5,875    16,059
 Other..................    --       --        --       --        --        --       --        --
                          -----    -----     -----    -----     -----    ------    -----    ------
  Total.................    --       --        --       --      5,262    15,802    5,875    16,059
                          -----    -----     -----    -----     -----    ------    -----    ------
  Total proved..........  1,205    7,307     1,561    6,659     6,127    18,812    7,724    20,910
                          =====    =====     =====    =====     =====    ======    =====    ======

  The following table sets forth the future net cash flows from the Company's estimated proved reserves:

                                          AS OF DECEMBER 31,
                                       ------------------------ AS OF JUNE 30,
                                        1994    1995     1996        1997
                                       ------- ------- -------- --------------
                                                   (IN THOUSANDS)
Future net cash flow before income
 taxes:
  Utah................................ $ 5,776 $10,019 $117,101    $82,122
  Other...............................  10,882  12,412    6,699      2,273
                                       ------- ------- --------    -------
    Total............................. $16,658 $22,431 $123,800    $84,395
                                       ======= ======= ========    =======
Future net cash flow before income
 taxes, discounted at 10%:
  Utah................................ $ 4,126 $ 7,421 $ 59,447    $41,230
  Other...............................   7,301   7,553    4,656      1,641
                                       ------- ------- --------    -------
    Total............................. $11,427 $14,974 $ 64,103    $42,871
                                       ======= ======= ========    =======

  The reserve estimates reflected above for 1994, 1995 and 1996 were prepared by the Company. The reserve estimates for June 30, 1997 were prepared by Keeling, the Company's petroleum engineers, and are part of a report on the Company's oil and natural gas properties, a summary of which is set forth herein as Appendix A.

  In accordance with applicable requirements of the Commission, estimates of the Company's proved reserves and future net revenues are made using sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). Estimated quantities of proved reserves and future net revenues therefrom are affected by oil and natural gas prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating oil and natural gas reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. In addition, the Company's use of enhanced oil recovery techniques requires greater development expenditures than traditional drilling strategies. The Company expects to drill a number of wells utilizing waterflood technology in the future. The Company's waterflood program involves greater risk of mechanical problems than conventional development programs. As a result, estimates of different engineers, including those used by the Company, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploration activities, prevailing natural gas and oil prices, operating costs and other factors, which revisions may be material. Accordingly, reserve estimates are often different from the quantities of natural gas and oil that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based. The Company's estimated proved reserves have not been filed with or included in reports to any federal agency. See "Risk Factors-- Uncertainty of Reserve Information and Future Net Revenue Estimates."

EXPLORATION AND DEVELOPMENT ACTIVITIES

  The Company drilled, or participated in the drilling of, the following number of wells during the periods indicated. At June 30, 1997, the Company was in the process of completing 7 gross (3.5 net) wells as producers.

                                    YEAR ENDED DECEMBER 31,
                                 ----------------------------- SIX MONTHS ENDED
                                   1994      1995      1996     JUNE 30, 1997
                                 --------- --------- --------- -----------------
                                 GROSS NET GROSS NET GROSS NET  GROSS     NET
                                 ----- --- ----- --- ----- --- -----------------
Exploratory:
  Oil...........................    1   .5  --   --   --   --         2        2
  Natural gas...................  --   --   --   --   --   --       --       --
  Nonproductive.................    1   .5    3  2.5  --   --       --       --
                                  ---  ---  ---  ---  ---  ---  ------- --------
    Total.......................    2    1    3  2.5  --   --         2        2
                                  ===  ===  ===  ===  ===  ===  ======= ========
Development:
  Oil...........................    7  3.5    9  4.5   38   19       31     15.5
  Natural gas...................    3    2    2    1  --   --       --       --
  Nonproductive.................    1   .5  --   --   --   --       --       --
                                  ---  ---  ---  ---  ---  ---  ------- --------
    Total.......................   11    6   11  5.5   38   19       31     15.5
                                  ===  ===  ===  ===  ===  ===  ======= ========
Total:
  Productive....................   11    6   11  5.5   38   19       33     17.5
  Nonproductive.................    2    1    3  2.5  --   --       --       --
                                  ---  ---  ---  ---  ---  ---  ------- --------
    Total.......................   13    7   14    8   38   19       33     17.5
                                  ===  ===  ===  ===  ===  ===  ======= ========

  As a result of the Company's drilling results to date, the Company believes that the nature of the geology in the Lower Green River formation in the Greater Monument Butte Region is characterized by the presence of hydrocarbons throughout the region and, as a consequence, the distinction between exploratory and development wells in this region is not as important as it is in other oil and natural gas producing areas.

  The Company does not own any drilling rigs; therefore, all of its drilling activities are conducted by independent contractors under standard drilling contracts.

PRODUCTIVE WELL SUMMARY

  The following table sets forth the Company's ownership interest as of June 30, 1997 in productive oil and natural gas wells in the development areas indicated.

                                                   OIL    NATURAL GAS    TOTAL
                                                --------- ------------ ---------
AREA                                            GROSS NET GROSS  NET   GROSS NET
----                                            ----- --- ------ ----- ----- ---
Utah:
  Antelope Creek Field.........................   94   47    --    --    94   47
  Duchesne Field...............................    6    6    --    --     6    6
  Natural Buttes Extension.....................  --   --     --    --   --   --
                                                 ---  ---  ----- -----  ---  ---
   Total ......................................  100   53    --    --   100   53
Colorado.......................................  --   --     --    --   --   --
Other..........................................   11   10      8     6   19   16
                                                 ---  ---  ----- -----  ---  ---
    Total......................................  111   63      8     6  119   69
                                                 ===  ===  ===== =====  ===  ===

  In addition, as of June 30, 1997, the Company had 10 gross (5 net) active water injection wells on its acreage in the Uinta Basin.

VOLUMES, PRICES AND PRODUCTION COSTS

  The following table sets forth the production volumes, average sales prices and average production costs associated with the Company's sale of oil and natural gas for the periods indicated.

                                YEAR ENDED DECEMBER 31,            SIX MONTHS ENDED JUNE 30,
                          ------------------------------------ ----------------------------------
                                HISTORICAL        PRO FORMA(1) HISTORICAL PRO FORMA(1) HISTORICAL
                          ----------------------- ------------ ---------- ------------ ----------
                           1994    1995    1996       1996        1996        1996        1997
                          ------- ------- ------- ------------ ---------- ------------ ----------
Net production:
 Oil (Bbls).............  110,373 182,704 262,910   213,535     141,775      94,542     117,770
 Natural gas (Mcf)......  485,062 659,202 553,770   461,292     358,420     271,431     243,095
 Oil equivalent (BOE)...  191,217 292,571 355,205   290,417     201,512     139,781     158,286
Average sales price(2):
 Oil (per Bbl):
 Utah...................  $ 16.23 $ 17.01 $ 15.82   $ 15.25     $ 17.46     $ 15.53     $ 13.87
 Other..................    14.42   18.66   20.35     20.35       19.32       19.32       20.05
 Weighted average(3)....    14.89   17.61   16.96     16.83       17.94       17.01       14.65
 Natural gas (per Mcf):
 Utah...................  $  1.73 $  1.40 $  1.64   $  1.41     $  1.37     $  1.34     $  1.99
 Other..................     1.60    1.69    1.96      1.96        1.90        1.90        2.72
 Weighted average.......     1.64    1.54    1.80      1.75        1.65        1.74        2.11
Average lease operating
 expenses including
 production and property
 taxes (per BOE):
 Utah...................  $  9.95 $  6.06 $  5.21   $  4.53     $  6.08     $  4.92     $  4.13
 Other..................     8.40   11.68   11.99     11.99        9.36        9.36       17.45(4)
 Weighted average.......     8.84    8.37    7.37      7.43        7.19        7.09        5.93

--------
(1) Reflects results of operations as if the June 1, 1996 disposition of the 50% interest in the Antelope Creek properties had occurred on January 1, 1996.
(2) Before deduction of property taxes.
(3) Excluding the effects of losses from crude oil hedging transactions and amortization of deferred revenue, the weighted average sales price per Bbl of oil was $20.22 for the year ended December 31, 1996, $18.22 for the historical six months ended June 30, 1996, $17.43 for the pro forma six months ended June 30, 1996 and $15.96 for the historical six months ended June 30, 1997.
(4) Excluding the effects of a workover and bottomhole repair to a well that totaled $131,000, the average lease operating expense for the other properties for the six months ended June 30, 1997 was $11.37 per BOE.

DEVELOPMENT, EXPLORATION AND ACQUISITION EXPENDITURES

  The following table sets forth the costs incurred by the Company in its development, exploration and acquisition activities during the periods indicated.

                                   YEAR ENDED DECEMBER 31,
                               -------------------------------- SIX MONTHS ENDED
                                  1994       1995       1996     JUNE 30, 1997
                               ---------- ---------- ---------- ----------------
Acquisition costs:
  Unproved properties......... $   52,685 $    8,206 $  490,487     $ 416,601
  Proved properties...........  5,193,043  4,718,201        --            --
Development costs.............  1,311,272  3,448,972  6,983,715     4,057,976
Exploration costs.............     69,570    316,089        --            --
Improved recovery costs.......    271,276    154,023    327,027        99,531
                               ---------- ---------- ----------    ----------
    Total..................... $6,897,846 $8,645,491 $7,801,229    $4,574,108
                               ========== ========== ==========    ==========

ACREAGE

  The following table sets forth, as of June 30, 1997, the gross and net acres of developed and undeveloped oil and natural gas leases which the Company holds or has the right to acquire.

                                        DEVELOPED    UNDEVELOPED      TOTAL
                                       ------------ ------------- --------------
AREA                                   GROSS   NET  GROSS   NET    GROSS   NET
----                                   ------ ----- ------ ------ ------- ------
Utah:
  Antelope Creek Field................  5,600 2,880 15,312  9,788  20,912 12,668
  Duchesne Field......................  1,240 1,240 10,120 10,120  11,360 11,360
  Natural Buttes Extension............    --    --  13,253 13,253  13,253 13,253
                                       ------ ----- ------ ------ ------- ------
   Total..............................  6,840 4,120 38,685 33,161  45,525 37,281
Colorado..............................    --    --  55,927 55,927  55,927 55,927
Other.................................  6,279 5,663    --     --    6,279  5,663
                                       ------ ----- ------ ------ ------- ------
    Total............................. 13,119 9,783 94,612 89,088 107,731 98,871
                                       ====== ===== ====== ====== ======= ======

ACQUISITIONS

  The Company expects that it may evaluate and pursue from time to time acquisitions in the Uinta Basin, the Raton Basin and in other areas that provide attractive investment opportunities for the addition of production and reserves and that meet the Company's selection criteria. The successful acquisition of producing properties and undeveloped acreage requires an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors beyond the Company's control. This assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties it believes to be generally consistent with industry practices. This review, however, will not reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. The Company generally assumes preclosing liabilities, including environmental liabilities, and generally acquires interests in the properties on an "as is" basis.

COMPETITION

  The Company operates in the highly competitive areas of oil and natural gas exploration, exploitation, acquisition and production with other companies, many of which have substantially larger financial resources, operations, staffs and facilities. In seeking to acquire desirable producing properties or new leases for future exploration and in marketing its oil and natural gas production, the Company faces intense competition from both major and independent oil and natural gas companies. In addition to the development of its existing proved reserves, the Company expects that its inventory of unproved drilling locations will be the primary source of new reserves, production and cash flow over the next few years. The Company's properties in the Uinta Basin constitute the majority of the Company's existing inventory. Approximately 82% of the Company's fiscal year 1997 capital expenditure budget is expected to be associated with drilling and acreage acquisition activity in the Uinta Basin. There can be no assurance that the Uinta Basin will yield substantial economic returns. Failure of the Uinta Basin to yield significant quantities of economically attractive reserves in production could have a material adverse impact on the Company's future financial condition and results of operations and could result in a write-off of a significant portion of its investment in the Uinta Basin. In addition, recent heavy drilling activity by a number of operators in the Uinta Basin may reduce or limit the availability of equipment and supplies or reduce demand for the Company's production, either of which would impact the Company more adversely than if the Company were geographically diversified.

  The Company's competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of its competitors are large, well established companies with substantially larger operating staffs and greater capital resources than the Company's and which, in many instances, have been engaged in the energy business for a much longer time than the Company. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

OPERATING HAZARDS AND UNINSURED RISKS

  Oil and natural gas drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry holes, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. In addition, the Company's use of enhanced oil recovery techniques for its Uinta Basin properties requires greater development expenditures than alternative primary production strategies. In order to accomplish enhanced oil recovery, the Company expects to drill a number of wells utilizing waterflood technology in the future. The Company's waterflood program involves greater risk of mechanical problems than conventional development programs. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including economic conditions, title problems, water shortages, weather conditions, compliance with governmental and tribal requirements and shortages or delays in the delivery of equipment and services. The Company's future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on the Company's future results of operations and financial condition.

  The Company's operations are subject to hazards and risks inherent in drilling for and producing and transporting oil and natural gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company and others. As protection against operating hazards, the Company maintains insurance coverage against some, but not all, potential losses. The Company may elect to self-insure in circumstances in which management believes that the cost of insurance, although available, is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by third-party insurance could have a material adverse effect on the Company's business, financial condition and results of operations.

REGULATION

  Regulation of Oil and Natural Gas Production. The Company's oil and natural gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local authorities and agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry increases the Company's cost of doing business and affects its profitability. Although the Company believes it is in substantial compliance with all applicable laws and regulations, because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

  The State of Utah and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and natural gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells.

  Federal Regulation of Natural Gas. The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas transportation rates and service conditions, which affect the marketing of natural gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980's, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of natural gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of FERC's purposes in issuing the order was to increase competition within all phases of the natural gas industry. In July 1996, the United States Court of Appeals for the District of Columbia Circuit largely upheld Order 636. A number of parties have appealed this ruling to the Supreme Court and proceedings on remanded issues are currently ongoing at FERC. In addition, numerous parties have filed for review of Order 636, as well as orders in individual pipeline restructuring proceedings. Because these orders may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on the Company and its natural gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation service, and has substantially increased competition and volatility in natural gas markets.

  The price the Company receives from the sale of oil and natural gas liquids is affected by the cost of transporting products to markets. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. The Company is not able to predict with certainty the effect, if any, of these regulations on its operations. However, the regulations may increase transportation costs or reduce well head prices for oil and natural gas liquids.

  Bureau of Indian Affairs. A substantial part of the Company's producing properties in the Uinta Basin are operated under oil and natural gas leases issued by the Ute Indian Tribe, which is under the supervision of the Bureau of Indian Affairs. These activities must comply with rules and orders that regulate aspects of the oil and natural gas industry, including drilling and operating on leased land and the calculation and payment of royalties to the federal government or the Ute Indian Tribe. Operations on Ute Indian tribal lands must also comply with significant restrictive requirements of the governing body of the Ute Indians. For example, such leases typically require the operator to obtain an environmental impact statement based on planned drilling activity. To the extent an operator wishes to drill additional wells, it will be required to obtain a new assessment. In addition, leases with the Ute Indian Tribe require that the operator agree to protect certain archeological and ancestral ruins located on the acreage and to actively recruit members of the Ute Indian Tribe to work on the drilling operations.

  Environmental Matters. The Company's operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may
(i) require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities; (ii) limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and (iii) impose substantial liabilities for pollution resulting from the Company's operations. The permits required for various of the Company's operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce their regulations, and violations are subject to fines or injunctions, or both. In the opinion of management, the Company is in substantial compliance with current applicable environmental laws and regulations, and the Company has no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on the Company, as well as the oil and natural gas industry in general.

  The Comprehensive Environmental, Response, Compensation, and Liability Act ("CERCLA") and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of "hazardous substances" found at such sites. It is not uncommon for the neighboring land owners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes govern the disposal of "solid waste" and "hazardous waste" and authorize the imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of "hazardous substance," state laws affecting the Company's operations impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies certain oil field wastes as "non-hazardous," such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

  The Company has acquired leasehold interests in numerous properties that for many years have produced oil and natural gas. Although the previous owners of these interests may have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties. In addition, some of the Company's properties may be operated in the future by third parties over whom the Company has no control. Notwithstanding the Company's lack of control over properties operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, adversely impact the Company.

  NEPA. The National Environmental Policy Act ("NEPA") is applicable to many of the Company's activities and operations. NEPA is a broad procedural statute intended to ensure that federal agencies consider the environmental impact of their actions by requiring such agencies to prepare environmental impact statements ("EIS") in connection with all federal activities that significantly affect the environment. Although NEPA is a procedural statute only applicable to the federal government, a large portion of the Company's Uinta Basin acreage is located either on federal land or Ute tribal land jointly administered with the federal government. The Bureau of Land Management's issuance of drilling permits and the Secretary of the Interior's approval of plans of operation and lease agreements all constitute federal action within the scope of NEPA. Consequently, unless the responsible agency determines that the Company's drilling activities will not materially impact the environment, the responsible agency will be required to prepare an EIS in conjunction with the issuance of any permit or approval.

  ESA. The Endangered Species Act ("ESA") seeks to ensure that activities do not jeopardize endangered or threatened animal, fish and plant species, nor destroy or modify the critical habitat of such species. Under ESA, exploration and production operations, as well as actions by federal agencies, may not significantly impair or jeopardize the species or its habitat. ESA provides for criminal penalties for willful violations of the Act. Other statutes that provide protection to animal and plant species and that may apply to the Company's operations include, but are not necessarily limited to, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act. Although the Company believes that its operations are in substantial compliance with such statutes, any change in these statutes or any reclassification of a species as endangered could subject the Company to significant expense to modify its operations or could force the Company to discontinue certain operations altogether.

ABANDONMENT COSTS

  The Company is responsible for payment of its working interest share of plugging and abandonment costs on its oil and natural gas properties. Based on its experience, the Company anticipates that the ultimate aggregate salvage value of lease and well equipment located on its properties will exceed the costs of abandoning such properties. There can be no assurance, however, that the Company will be successful in avoiding additional expenses in connection with the abandonment of any of its properties. In addition, abandonment costs and their timing may change due to many factors including actual production results, inflation rates and changes in environmental laws and regulations.

TITLE TO PROPERTIES

  The Company believes it has satisfactory title to all of its producing properties in accordance with standards generally accepted in the oil and natural gas industry. The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. The Company's Credit Agreement is secured by substantially all the Company's oil and natural gas properties. Presently, the Company keeps in force its leaseholds for 18% of its net acreage by virtue of production on that acreage in paying quantities. The remaining acreage is held by lease rentals and similar provisions and requires production in paying quantities prior to expiration of various time periods to avoid lease termination.

OTHER FACILITIES

  The Company currently leases approximately 3,300 square feet of office space in Hutchinson, Kansas, where its principal offices are located. A significant portion of the Company's principal offices are leased through Hutch Realty LLC, an affiliate of the Company.

EMPLOYEES

  As of September 30, 1997, the Company had 45 full-time employees, none of whom is represented by any labor union. Included in the total were 18 corporate employees located in the Company's office in Hutchinson, Kansas. The Company considers its relations with its employees to be good.

LEGAL PROCEEDINGS

  The Company is not a party to any material pending legal proceedings.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the directors and executive officers of the Company as of September 30, 1997:

      NAME                                AGE               POSITION
      ----                                ---               --------
Robert C. Murdock........................  40 President, Chief Executive Officer
                                               and Chairman of the Board
Robert A. Christensen....................  51 Executive Vice President, Chief
                                               Technical Officer and Director
Sidney Kennard Smith.....................  53 Executive Vice President and Chief
                                               Operating Officer
Tim A. Lucas.............................  33 Vice President, Chief Financial
                                               Officer and Treasurer
David R. Albin...........................  38 Director
Kenneth A. Hersh.........................  34 Director
A. J. Schwartz...........................  45 Director

  Set forth below is a description of the backgrounds of the directors and executive officers of the Company.

  Robert C. Murdock has served as President, Chief Executive Officer and Chairman of the Board of the Company since its inception in 1993. From 1985 until the formation of the Company, Mr. Murdock was President of GasTrak Holdings, Inc., a natural gas gathering and marketing company. From 1982 to 1985, Mr. Murdock held various staff and management positions with Panhandle Eastern Pipe Line Company, where he was responsible for the development and implementation of special marketing programs, natural gas supply acquisitions, natural gas supply planning and forecasting, and for developing computer management systems for natural gas contract administration.

  Robert A. Christensen has served as Executive Vice President and Director of the Company since its inception in April 1993, and currently functions as Chief Technical Officer with primary responsibility for property acquisition evaluations, business development and strategic alliance formation. From April 1993 to 1996, Mr. Christensen served as President of Petroglyph Operating Company, Inc., a wholly owned operating subsidiary of the Company. From January 1992 to April 1993, Mr. Christensen was the President of Bishop Resources, Inc., where he was responsible for managing the oil and natural gas assets of the company. From April 1988 to April 1993, Mr. Christensen was Manager of Project Development for Management Resources Group, Ltd. From November 1985 to April 1988, Mr. Christensen was an independent consultant in engineering operations and economic evaluations, primarily in Kansas. Prior to November 1985, Mr. Christensen held various positions with independent oil and natural gas exploration and production companies, as well as a major service company. He is a member of the Society of Petroleum Engineers, the Society of Professional Well Log Analysts and has completed the James M. Smith and William T. Cobb course in waterflooding.

  Sidney Kennard Smith has served as Executive Vice President and Chief Operating Officer of the Company since January 1994, and was responsible for accounting, financial planning and budgeting through December 1995. Currently Mr. Smith serves as President of Petroglyph Operating Company. From June 1992 through 1993, Mr. Smith was a principal and treasurer of TKS Consulting, where he performed economic and financial analysis, as well as served as an expert witness in state and federal court and regulatory agency hearings. From February 1986 to May 1992, Mr. Smith served as Vice President of Finance for Gage Corporation, a natural gas development and processing company. From August 1982 to July 1985, Mr. Smith was Treasurer and Controller for Sparkman Energy Corporation. Mr. Smith is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants and the Texas and Oklahoma Societies of Certified Public Accountants.

  Tim A. Lucas has served as Vice President, Chief Financial Officer and Treasurer of the Company since July 1997. Mr. Lucas previously served as Senior Financial Manager for Cross Oil Refining & Marketing, Inc. from 1994 to 1997. From 1989 to 1994, Mr. Lucas worked in the energy group of the audit division of Arthur Andersen, LLP. Mr. Lucas is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the Oklahoma Society of Certified Public Accountants.

  David R. Albin has served as a director of the Company since its inception. Since 1988, Mr. Albin has been a manager of the NGP investment funds, which were organized to make direct equity investments in the North American oil and natural gas industry. From December 1984 until November 1988, Mr. Albin was employed by Bass Investment Limited Partnership, where he was responsible for portfolio management. Mr. Albin serves as a director of Offshore Energy Development Corporation and Titan Exploration, Inc.

  Kenneth A. Hersh has served as a director of the Company since its inception. Since 1989, Mr. Hersh has been a manager of the NGP investment funds, which were organized to make direct equity investments in the North American oil and natural gas industry. From 1985 to 1987, Mr. Hersh was employed by the investment banking division of Morgan Stanley & Co. Incorporated, where he was a member of the Energy Group specializing in oil and natural gas financing and merger and acquisition transactions. Mr. Hersh serves as a director of Pioneer Natural Resources Company, HS Resources, Inc. and Titan Exploration, Inc.

  A. J. Schwartz has served as a director of the Company since April 1997. Since 1980, Mr. Schwartz has been a shareholder in the law firm of Morris, Laing, Evans, Brock & Kennedy, Chartered.

  All directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Executive officers are generally elected annually by the Board of Directors to serve, subject to the discretion of the Board of Directors, until their successors are elected or appointed.

COMMITTEES OF THE BOARD

  Upon completion of the Offering, the Company will establish standing audit and compensation committees of the Board of Directors. Messrs. Albin and Hersh are expected to be members of the Audit Committee and the Compensation Committee. The Audit Committee will review the functions of the Company's management and independent accountants pertaining to the Company's financial statements and perform such other related duties and functions as are deemed appropriate by the Audit Committee or the Board of Directors. The Compensation Committee of the Board of Directors will recommend to the Board of Directors the base salaries, bonuses and other incentive compensation for the Company's officers. The Board of Directors is expected to designate the Compensation Committee as the administrator of the Company's 1997 Incentive Plan. See "Executive Compensation and Other Information--1997 Incentive Plan."

DIRECTOR COMPENSATION

  Directors who are also employees of the Company are not separately compensated for serving on the Board of Directors. Directors who are not employees of the Company receive $5,000 per year for their services as directors. In addition, the Company reimburses them for the expenses incurred in connection with attending meetings of the Board of Directors and its committees.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  In accordance with Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), the Company's Certificate of Incorporation includes a provision eliminating the personal liability of members of its Board of Directors to the corporation or its stockholders for monetary damages for breach of fiduciary as a director. Such provision does not eliminate or limit the liability of a director (1) for any breach of a director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for paying an unlawful dividend or approving an illegal stock repurchase (as provided in Section 174 of the DGCL), or (4) for any transaction from which the director derived an improper personal benefit.

  The Company has entered into indemnity agreements with each of its executive officers and directors that provide for indemnification in certain instances against liability and expenses incurred in connection with proceedings brought by or in the right of the Company or by third parties by reason of a person serving as an officer or director of the Company.

  The Company believes that these provisions and agreements will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  None of the Board members expected to be named as members of the Compensation Committee is or has been an employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. Messrs. Murdock, Christensen, Smith, Albin and Hersh, or their affiliates, have acquired capital stock of the Company. See "Certain Transactions" and "Principal Stockholders."

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

  The following table sets forth all compensation paid for the last fiscal year to the Company's Chief Executive Officer. None of the Company's other executive officer's annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 1996. Upon completion of the Offering, the Company intends to increase the annual salary of each of Robert C. Murdock, Robert A. Christensen and Sidney Kennard Smith to $125,000.

                                   ANNUAL COMPENSATION
                          -------------------------------------
            NAME AND                            OTHER ANNUAL        ALL OTHER
       PRINCIPAL POSITION SALARY($) BONUS($) COMPENSATION($)(1) COMPENSATION($)(2)
       ------------------ --------- -------- ------------------ ------------------
Robert C. Murdock.......   85,800    5,000           --                475
 President and Chief
  Executive Officer

--------
(1) Other Annual Compensation does not include perquisites and other personal benefits because the aggregate amount of such compensation does not exceed the lesser of (i) $50,000 or (ii) 10% of individual combined salary and bonus for the year.
(2) Consists of premiums paid by the Company under a life insurance program.

OPTION GRANTS AND EXERCISES

  During the Company's most recent fiscal year, no options to purchase Common Stock of the Company were granted to or exercised or held by Mr. Murdock. The executive officers of the Company are eligible to participate in the Company's 1997 Incentive Plan, and it is expected that such officers will receive grants in the future.

EMPLOYMENT AGREEMENTS

  Each of Messrs. Murdock, Christensen and Smith and Tim A. Lucas is a party to a confidentiality and noncompete agreement with the Company. Each such agreement provides that if the Company terminates the employee's employment other than for cause, the Company may elect, at its option, to make severance payments to such employee in an amount equal to the employee's salary for a period not less than six months or greater than 18 months. The Company may discontinue such payments for any reason.

1997 INCENTIVE PLAN

  The Board of Directors and the stockholders of the Company approved the adoption of the Company's 1997 Incentive Plan (the "1997 Incentive Plan") as of the completion of the Offering. The purpose of the 1997 Incentive Plan is to attract and retain key employees, to encourage their sense of proprietorship and to stimulate the active interest of such persons in the development and financial success of the Company.

  Participants in the 1997 Incentive Plan are selected by the Board of Directors or such committee of the Board as is designated by the Board to administer the 1997 Incentive Plan (upon completion of the Offering, the Compensation Committee of the Board of Directors) from among those persons who hold positions of responsibility and whose performance, in the judgment of the Compensation Committee, can have a significant effect on the success of the Company. An aggregate of 375,000 shares of Common Stock have been authorized and reserved for issuance pursuant to the 1997 Incentive Plan. As of August 22, 1997, options have been granted to participants under the 1997 Incentive Plan to purchase a total of 260,000 shares of Common Stock at an exercise price per share equal to the Price to Public set forth on the cover page of this Prospectus. One-third of these options vest on each of the first through third anniversaries of the date of grant. Messrs. Murdock, Christensen, Smith and Lucas have been granted options to purchase 80,000, 80,000, 80,000 and 20,000 shares, respectively.

  Subject to the provisions of the 1997 Incentive Plan, the Compensation Committee will be authorized to determine the type or types of awards made to each participant and the terms, conditions and limitations applicable to each award. In addition, the Compensation Committee will have the exclusive power to interpret the 1997 Incentive Plan and to adopt such rules and regulations as it may deem necessary or appropriate in keeping with the objectives of the 1997 Incentive Plan.

  Pursuant to the 1997 Incentive Plan, participants will be eligible to receive awards consisting of (i) stock options, (ii) stock appreciation rights, (iii) stock, (iv) restricted stock, (v) cash, or (vi) any combination of the foregoing. Stock options may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options.

                             CERTAIN TRANSACTIONS

  Each of Messrs. Murdock, Christensen and Smith personally guaranteed indebtedness owed to Petroglyph Gas Partners, L.P. by its general partner by an affiliate. The outstanding principal balance plus accrued interest of this affiliate loan, as of June 30, 1997 was $340,988. In connection with the Conversion, the Company will make loans to each of Messrs. Murdock, Christensen and Smith. The proceeds of those loans will be contributed by Messrs. Murdock, Christensen and Smith to the capital of their affiliate and applied to retire the outstanding affiliate indebtedness and discharge their personal guarantees. The loans to be made to Messrs. Murdock, Christensen and Smith will be evidenced by promissory notes bearing interest at a rate of 9.0% per annum, maturing June 30, 1999. Assuming that the Conversion is completed on October 31, 1997, the principal balance of these promissory notes would be $150,353, $150,353 and $53,066 for Messrs. Murdock, Christensen and Smith, respectively.

  The Company leases its office building from Hutch Realty LLC ("Hutch"), an entity controlled by certain directors and executive officers of the Company. Rentals paid to Hutch for such lease were $17,400 for the six months ended June 30, 1996. Rentals paid during 1994, 1995 and 1996 totaled $24,000, $39,200 and $34,800, respectively.

  On August 22, 1997, the Company and NGP entered into a financial advisory services agreement whereby NGP has agreed to provide financial advisory services to the Company for a quarterly fee of $13,750. In addition, NGP will be reimbursed for its out of pocket expenses incurred in performing such services. The agreement is for a one year term and can be terminated by NGP at the end of any fiscal quarter. Under the agreement, NGP will assist the Company in managing its public and private financing activities, its public financial reporting obligations, its budgeting and planning processes, and its investor relations program, as well as provide ongoing strategic advice. NGP will not receive any other transaction-related compensation for its advisory assistance.

  For the year ended December 31, 1996, the Company paid legal fees of $109,000 to the law firm of Morris, Laing, Evans, Brock & Kennedy, Chartered, where A. J. Schwartz, a director of the Company, is a shareholder. For the six months ended June 30, 1997, the Company paid legal fees of $81,000 to Morris, Laing, Evans, Brock & Kennedy, Chartered.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth the names and addresses of each of the Company's stockholders who beneficially owns more than five percent of the Company's Common Stock, the number of shares beneficially owned by such stockholders and the percentage of the Common Stock so owned as of October 20, 1997, assuming in each case the Conversion had been consummated on October 20, 1997.

                                                                 PERCENTAGE OF
                                                                 SHARES OWNED
                                                               -----------------
                                                   NUMBER OF   PRIOR TO  AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER              SHARES OWNED OFFERING OFFERING
------------------------------------              ------------ -------- --------
Natural Gas Partners, L.P. ......................  1,137,883    40.16%   21.34%
777 Main Street, Suite 2700
Fort Worth, Texas 76102
Natural Gas Partners II, L.P. ...................    648,920    22.90%   12.17%
777 Main Street, Suite 2700
Fort Worth, Texas 76102
Natural Gas Partners III, L.P. ..................    728,291    25.70%   13.66%
777 Main Street, Suite 2700
Fort Worth, Texas 76102
R. Gamble Baldwin(1).............................  1,155,290    40.77%   21.66%
c/o Natural Gas Partners, L.P.
777 Main Street, Suite 2700
Fort Worth, Texas 76102

--------
(1) Includes (i) 17,407 shares held by Mr. Baldwin and (ii) 1,137,883 shares held by Natural Gas Partners, L.P., over which Mr. Baldwin exercises voting and investment power. R. Gamble Baldwin is the sole general partner of G.F.W. Energy, L.P., which is the sole general partner of Natural Gas Partners, L.P.

  The following table sets forth information as of October 20, 1997 (assuming the Conversion had been consummated on such date) with respect to the shares of Common Stock beneficially owned by each of the Company's directors, the Company's executive officers and all directors and executive officers as a group and the percent of the outstanding Common Stock owned by each, assuming that the Offering is consummated without the Underwriters' over-allotment option being exercised.

                                                                PERCENTAGE OF
                                                                SHARES OWNED
                                                              -----------------
                                                  NUMBER OF   PRIOR TO  AFTER
DIRECTOR AND EXECUTIVE OFFICERS                  SHARES OWNED OFFERING OFFERING
-------------------------------                  ------------ -------- --------
David R. Albin(1)(2)............................  1,429,431    50.45%   26.80%
Kenneth A. Hersh(1)(3)..........................  1,390,266    49.07%   26.07%
A. J. Schwartz..................................        --        --       --
Robert C. Murdock...............................     96,043     3.39%    1.80%
Robert A. Christensen...........................     96,043     3.39%    1.80%
Sidney Kennard Smith............................     33,898     1.20%        *
Tim A. Lucas....................................        --        --       --
All executive officers and directors as a group
 (7 persons)....................................  1,668,470    58.89%   31.28%

--------
*  Represents less than 1% of outstanding Common Stock.
(1) David R. Albin and Kenneth A. Hersh are each managing members of the general partner of Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. As such, Mr. Albin and Mr. Hersh may be deemed to share voting and investment power with respect to the 1,377,211 shares beneficially owned by Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. and these shares are included in the total number of shares reported for each. Each of Mr. Albin and Mr. Hersh disclaims beneficial ownership of such shares.
(2) Includes 52,220 shares held in trust for Mr. Albin.
(3) Includes 13,055 shares owned by Mr. Hersh.

  Each of the parties to the Exchange Agreement receiving shares of Common Stock in the Conversion entered into that certain Stockholders Agreement dated as of August 22, 1997 in order to provide certain controls over the continuity of ownership of the original investors in the Company. Pursuant to such Stockholders Agreement, each stockholder has agreed to refrain from effecting certain transfers of its shares of Common Stock unless the other parties to the Stockholders Agreement have been afforded an opportunity to join in such transfer on the same terms.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). Of such authorized shares, 5,333,333 shares of Common Stock will be issued and outstanding upon completion of the Offering (5,708,333 shares if the Underwriters' over-allotment option is exercised in full). As of September 30, 1997 the Company had outstanding 2,833,333 shares of Common Stock held of record by 11 stockholders. In addition to the issued and outstanding Common Stock, options and warrants to purchase up to an aggregate of 269,280 shares of Common Stock are outstanding.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the stockholders. See "Risk Factors-- Control by Existing Stockholders." The Bylaws permit the holders of a majority of the Company's outstanding Common Stock to call a special meeting of the Stockholders and, not more than once during each calendar year, holders of 10% or more of the Company's outstanding Common Stock may call a special meeting of stockholders. Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of Preferred Stock. The Company has never paid cash dividends on its Common Stock. The shares of Common Stock have no preemptive or conversion rights, redemption rights, or sinking fund provisions. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby upon issuance and sale will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company has no outstanding Preferred Stock. The Company is authorized to issue 5,000,000 shares of Preferred Stock. The Company's Board of Directors may establish, without stockholder approval, one or more classes or series of Preferred Stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that the Board of Directors may designate. The Company believes that this power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation of the Company. It could also have the effect of delaying, deferring or preventing a change in control of the Company. The Company currently does not plan to issue shares of Preferred Stock.

WARRANTS

  In connection with the execution of the Credit Agreement, on September 15, 1997, the Company granted to Chase warrants (the "Warrants") to purchase up to 9,280 shares of Common Stock at a nominal exercise price.

CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS AND DELAWARE LAW
PROVISIONS

  The Company's Certificate of Incorporation and Bylaws contain provisions which may have the effect of delaying, deferring or preventing a change in control of the Company. These provisions, among other things, provide for noncumulative election of the Board of Directors, impose certain procedural requirements on stockholders of the Company who wish to make nominations for the election of directors or propose other actions at stockholders' meetings and require an 80% supermajority vote of the Board of Directors in order to approve amendments to the Company's Bylaws. Furthermore, the Company's Bylaws provide that special meetings of the stockholders may only be called by a majority of the votes entitled to be cast by the stockholders at the meeting except for, no more than once per year, in a meeting called by the holders of 10% of the votes entitled to be cast at such meeting. In addition, the Company's Certificate of Incorporation authorizes the Board to issue up to 5,000,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board of Directors may determine. These provisions, alone or in combination with each other and with the matters described in "Risk Factors--Control by Existing Stockholders," may discourage transactions involving actual or potential changes of control of the Company, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of Common Stock.

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits the Company from engaging in a "business combination" (as defined in Section 203) with an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) for three years following the date that person becomes an interested stockholder, unless (a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

  Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

REGISTRATION RIGHTS

  The Company has entered into a Registration Rights Agreement (the "Registration Rights Agreement") with Natural Gas Partners, L.P., Natural Gas Partners II, L.P., Natural Gas Partners III, L.P., Robert C. Murdock, Robert
A. Christensen, Sidney Kennard Smith, the Albin Income Trust, R. Gamble Baldwin, John S. Foster, Kenneth A. Hersh and Bruce B. Selkirk, III (the "Shareholder Parties"). Pursuant to the Registration Rights Agreement, on up to three separate occasions, commencing on the 180th day following the date of the Company's initial registration statement under the securities laws, Shareholder Parties owning at least 35% of the outstanding shares then subject to such agreement may require the Company to register shares held by them under applicable securities laws, provided that the shares to be registered have an estimated aggregate offering price to the public of at least $5.0 million. The Registration Rights Agreement also provides that the Shareholder Parties have piggyback registration rights pursuant to which such persons may include shares of Common Stock held by them in certain registrations initiated by the Company or by any other holder of the Company's Common Stock. The piggyback rights are subject to customary cutback provisions. The Registration Rights Agreement provides for customary indemnities by the Company in favor of persons including shares in a registration pursuant to the Registration Rights Agreement, and by such persons in favor of the Company, with respect to information to be included in the relevant registration statement. These registration rights have been waived in connection with this offering and for 180 days after the date of this Prospectus.

  The Company and Chase have entered into a registration rights agreement covering the Common Stock issuable upon exercise of the Warrants pursuant to which the Company has granted Chase certain incidental, or "piggyback", registration rights. In addition, beginning three years after the date of this Prospectus, Chase has certain demand registration rights. The Company may, at its option, repurchase the shares issuable to Chase upon conversion of the Warrants in lieu of registering such shares.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have a total of 5,333,333 shares of Common Stock outstanding. Of these shares, the 2,500,000 shares of Common Stock offered hereby (2,875,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined under the Securities Act. The remaining 2,833,333 shares of Common Stock outstanding will be "restricted" securities as that term is defined by Rule 144 as promulgated under the Securities Act.

  In general, under Rule 144 as currently in effect, a person (or persons whose sales are aggregated) who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be "affiliates" of the Company would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding (approximately 53,000 shares upon completion of the Offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

  Under Rule 144 (and subject to the conditions thereof, including the volume limitations described above), the Company believes that the earliest date on which any of its restricted securities currently outstanding will be eligible for sale under Rule 144 is the first anniversary of the completion of the Offering. All 2,833,333 of the restricted shares are subject to lockup restrictions. Pursuant to these restrictions, the holders of these restricted shares, including all the Company's executive officers and directors, have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract to sell, pledge, grant of any options to purchase or sale or disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, for a period of 180 days from the date of this Prospectus. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such agreements. The holders of approximately 2,833,333 shares of Common Stock and their permitted transferees have demand registration rights to require the Company to register such shares under the Securities Act beginning 180 days after the date of this Prospectus. Registration and sale of such shares could have an adverse effect on the market price of the Common Stock. See "Description of Capital Stock-- Registration Rights."

  The Company intends to file a registration statement under the Securities Act to register Common Stock to be issued pursuant to the exercise of options, including options under the 1997 Incentive Plan.

  Prior to the Offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, Oppenheimer & Co., Inc. and Johnson Rice & Company L.L.C. are acting as Representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                                                       NUMBER
           UNDERWRITER                                                OF SHARES
           -----------                                                ---------
   Prudential Securities Incorporated................................   732,500
   Oppenheimer & Co., Inc. ..........................................   732,500
   Johnson Rice & Company L.L.C. ....................................   366,250
   ABN AMRO Chicago Corporation......................................    53,500
   BT Alex Brown Incorporated........................................    53,500
   Donaldson, Lufkin & Jenrette Securities Corporation...............    53,500
   Howard, Weil, Labouisse, Friedrichs Incorporated..................    53,500
   Jefferies & Company, Inc. ........................................    53,500
   Lehman Brothers Inc. .............................................    53,500
   PaineWebber Incorporated..........................................    53,500
   Smith Barney Inc. ................................................    53,500
   Ladenburg, Thalmann & Co. Inc. ...................................    26,750
   McDonald & Company Securities, Inc. ..............................    26,750
   Petrie Parkman & Co. .............................................    26,750
   Rauscher Pierce Refsnes, Inc. ....................................    26,750
   Raymond James & Associates, Inc. .................................    26,750
   Stephens Inc. ....................................................    26,750
   George K. Baum & Company..........................................    13,375
   Gaines, Berland Inc. .............................................    13,375
   Hanifen, Imhoff Inc. .............................................    13,375
   Hoak Breedlove Wesneski & Co. ....................................    13,375
   Kirkpatrick, Pettis, Smith, Polian Inc. ..........................    13,375
   Lowenbaum & Company Incorporated..................................    13,375
                                                                      ---------
     Total........................................................... 2,500,000
                                                                      =========

  The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

  The Underwriters, through the Representatives, have advised the Company that they propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $0.50 per share; and that such dealers may reallow a concession of $0.10 per share to certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriters' name in the preceding table bears to 2,500,000.

  The Company, its executive officers and directors, and all of the Company's stockholders have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase, or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, for a period of 180 days after the date of this Prospectus, except issuances pursuant to the exercise of employee stock options. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such agreements.

  The Company has agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock has been determined through negotiations between the Company and the Representatives of the Underwriters. Among the factors considered in making such determination were the prevailing market conditions, the results of operations of the Company in recent periods relevant to its prospects and the prospects for its industry in general, the management of the Company and the market prices of securities for companies in businesses similar to that of the Company.

  In connection with this Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 375,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Thompson & Knight, P.C., Dallas, Texas. Certain matters will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

  The audited financial statements included in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  The information appearing in this Prospectus regarding proved reserves of the Company as of June 30, 1997 and the related future net revenues and the present value thereof is derived, as to the extent described herein, from the reserve report prepared by Lee Keeling and Associates, Inc., independent oil and natural gas engineers, and, to such extent, are included herein in reliance upon the authority of such firm as experts with respect to such reports.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 (as amended and together with all exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered by this Prospectus. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus as permitted by the rules and regulations of the Commission. Statements in this Prospectus about the contents of any contract or other document are not necessarily complete; reference is made in each instance to the copy of the contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference. The Registration Statement and accompanying exhibits and schedules may by inspected and copies may be obtained (at prescribed rates) at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the Registration Statement may also be inspected at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, the Company expects that the Common Stock will be listed on the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1500, where such material may also be inspected and copied.

  As a result of the Offering, the Company will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. In addition, these reports, proxy statements and other information may also be obtained from the web site that the Commission maintains at http://www.sec.gov.

                     GLOSSARY OF OIL AND NATURAL GAS TERMS

  The following are abbreviations and definitions of terms commonly used in the oil and natural gas industry and this Prospectus. Unless otherwise indicated in this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.

  Average Finding Costs. The average amount of total capital expenditures, including acquisition costs, and exploration and abandonment costs for oil and natural gas activities divided by the amount of proved reserves (expressed in BOE) added in the specified period (including the effect on proved reserves or reserve revisions).

  Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

  Bcf. One billion cubic feet.

  BOE. Barrels of oil equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

  Btu or British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

  Coalbed methane. Methane gas from coals in the ground, extracted using conventional oil and natural gas industry drilling and completion methodology. The gas produced is usually over 90% methane, with a small percentage of ethane and impurities such as carbon dioxide and nitrogen. Methane is the principal component of natural gas. Coalbed methane shares the same markets as conventional natural gas, via the natural gas pipeline infrastructure.

  Completion. The installation of permanent equipment for the production of oil or natural gas.

  Condensate. A hydrocarbon mixture that becomes liquid and separates from natural gas when the natural gas is produced and is similar to oil.

  Developed acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

  Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

  Dry well. A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion of an oil or natural gas well.

  Exploratory well. A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

  Gross acres or gross wells. The total acres or wells, as the case may be, in which the Company has a working interest.

  LOE. Lease operating expenses.

  MBbl. One thousand barrels of crude oil or other liquid hydrocarbons.

  MBOE. One thousand barrels of oil equivalent.

  Mcf. One thousand cubic feet of natural gas.

  MMBbl. One million barrels of oil or other liquid hydrocarbons.

  MMBOE. One million barrels of oil equivalent.

  MMcf. One million cubic feet of natural gas.

  Net acres or net wells. Gross acres or wells multiplied, in each case, by the percentage working interest owned by the Company.

  Net production. Production that is owned by the Company less royalties and production due others.

  Oil. Crude oil or condensate.

  Operator. The individual or company responsible for the exploration, development, and production of an oil or natural gas well or lease.

  Original oil in place. The estimated number of barrels of crude oil in known reservoirs prior to any production.

  Present Value of Future Net Revenues or PV-10. The present value of estimated future net revenues to be generated from the production of proved reserves, net of estimated production and ad valorem taxes, future capital costs and operating expenses, using prices and costs in effect as of the date indicated, without giving effect to federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties.

  Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

  Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

    i. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by natural gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

    ii. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

    iii. Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

  Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

  Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

  Reserve replacement cost. Total cost incurred for exploration and development, divided by reserves added from all sources, including reserve discoveries, extensions and improved recovery additions, net revisions to reserve estimates and purchases of reserves-in-place.

  Reserves. Proved reserves.

  Royalty. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

  Spud. Start drilling a new well (or restart).

  3-D seismic. Seismic data that are acquired and processed to yield a three-dimensional picture of the subsurface.

  Tcf. One trillion cubic feet of natural gas.

  Undeveloped acreage. Lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether or not such acreage contains proved reserves. Included within undeveloped acreage are those lease acres (held by production under the terms of a lease) that are not within the spacing unit containing, or acreage assigned to, the productive well holding such lease.

  Waterflood. The injection of water into a reservoir to fill pores vacated by produced fluids, thus maintaining reservoir pressure and assisting production.

  Working interest. An interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner's royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

  Workover. Operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

                FINANCIAL STATEMENTS OF PETROGLYPH ENERGY, INC.

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants..................................  F-2
Combined Balance Sheets as of June 30, 1997 and as of December 31, 1996
 and 1995.................................................................  F-3
Combined Statements of Operations for the Years Ended December 31, 1994,
 1995 and 1996 and for the Six Month Periods Ended June 30, 1996 and
 1997.....................................................................  F-4
Combined Statements of Change in Owners' Equity for the Years Ended
 December 31, 1994, 1995 and 1996 and for the Six Month Periods Ended June
 30, 1996 and 1997........................................................  F-5
Combined Statements of Cash Flows for the Years Ended December 31, 1994,
 1995 and 1995 and for the Six Month Periods Ended June 30, 1996 and
 1997.....................................................................  F-6
Notes to Combined Financial Statements....................................  F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Petroglyph Energy, Inc.:

  We have audited the accompanying combined balance sheets of Petroglyph Energy, Inc. (a Delaware corporation) and subsidiary as of December 31, 1996 and 1995, and the related combined statements of operations, changes in owners' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Petroglyph Energy, Inc. and subsidiary as of December 31, 1996 and 1995 and the results of its operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Dallas, Texas
 August 20, 1997

                            PETROGLYPH ENERGY, INC.

                            COMBINED BALANCE SHEETS

                                              DECEMBER 31,
                                         ------------------------   JUNE 30,
                                            1995         1996         1997
                                         -----------  -----------  -----------
                                                                   (UNAUDITED)
                 ASSETS
Current Assets:
 Cash and cash equivalents.............. $ 1,074,936  $ 1,577,632  $   372,452
 Accounts receivable:
  Oil and natural gas sales.............     709,843    1,178,287    1,008,584
  Joint interest billing................      20,206      152,118    1,551,248
  Other.................................     204,224       85,037      105,268
                                         -----------  -----------  -----------
                                             934,273    1,415,442    2,665,100
 Inventory..............................     485,545    1,064,802    1,742,567
 Prepaid expenses.......................     128,606      125,045      211,765
                                         -----------  -----------  -----------
   Total Current Assets.................   2,623,360    4,182,921    4,991,884
                                         -----------  -----------  -----------
Property and Equipment, Successful
 efforts method at cost:
 Proved properties......................  15,360,707   13,266,674   16,338,467
 Unproved properties....................     485,138    1,269,873    1,653,604
 Pipelines, gas gathering and other.....   3,008,635    3,429,985    5,295,258
                                         -----------  -----------  -----------
                                          18,854,480   17,966,532   23,287,329
 Less--Accumulated depreciation,
  depletion, and amortization...........  (4,188,222)  (5,083,655)  (5,785,851)
                                         -----------  -----------  -----------
  Property and equipment, net...........  14,666,258   12,882,877   17,501,478
                                         -----------  -----------  -----------
Note receivable from directors..........     246,500      246,500      246,500
Other assets, net.......................      61,932      157,809      804,745
                                         -----------  -----------  -----------
   Total Assets......................... $17,598,050  $17,470,107  $23,544,607
                                         ===========  ===========  ===========
     LIABILITIES AND OWNERS' EQUITY
Current Liabilities:
 Accounts payable and accrued
  liabilities:
  Trade................................. $ 1,258,459  $ 3,768,143  $ 4,853,255
  Oil and natural gas sales.............     170,329      657,287      776,898
  Deferred revenue......................         --        45,860          --
  Current portion of long-term debt.....         --        24,697       28,333
  Other.................................      61,922      227,686      329,149
                                         -----------  -----------  -----------
   Total Current Liabilities............   1,490,710    4,723,673    5,987,635
                                         -----------  -----------  -----------
Long term debt..........................   3,900,000       51,800    5,034,910
                                         -----------  -----------  -----------
Owners' equity..........................  12,207,340   12,694,634   12,522,062
                                         -----------  -----------  -----------
   Total Liabilities and Owners' Equi-
 ty..................................... $17,598,050  $17,470,107  $23,544,607
                                         ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                            PETROGLYPH ENERGY, INC.

                       COMBINED STATEMENTS OF OPERATIONS

                                YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                          -------------------------------------  --------------------------
                             1994         1995         1996          1996          1997
                          -----------  -----------  -----------  ------------  ------------
                                                                        (UNAUDITED)
Operating Revenues:
 Oil sales..............  $ 1,643,985  $ 3,216,901  $ 4,458,769  $  2,543,744  $  1,724,768
 Natural gas sales......      796,240    1,015,863      998,920       591,973       513,363
 Other..................       44,766       36,050          --            --         68,958
                          -----------  -----------  -----------  ------------  ------------
    Total operating
     revenues...........    2,484,991    4,268,814    5,457,689     3,135,717     2,307,089
                          -----------  -----------  -----------  ------------  ------------
Operating Expenses:
 Lease operating........    1,601,460    2,260,303    2,368,973     1,328,971       840,658
 Production taxes.......       89,084      187,563      248,848       120,841        97,839
 Exploration costs......       69,570      375,649       68,818        41,610           --
 Depreciation,
  depletion, and
  amortization..........    1,977,121    2,302,515    2,805,693     1,277,317     1,020,221
 Impairments............          --       109,209          --            --            --
 General and
  administrative........      956,129    1,063,708      902,409       590,248       546,307
                          -----------  -----------  -----------  ------------  ------------
    Total operating
     expenses...........    4,693,364    6,298,947    6,394,741     3,358,987     2,505,025
                          -----------  -----------  -----------  ------------  ------------
Operating Loss..........   (2,208,373)  (2,030,133)    (937,052)     (223,270)     (197,936)
Other Income (Expenses):
 Interest income
  (expense), net........      (93,327)    (215,669)      40,580        15,543        19,009
 Gain (loss) on sales of
  property and equip-
  ment, net.............       44,048     (138,614)   1,383,766     1,173,801         6,355
                          -----------  -----------  -----------  ------------  ------------
Net income (loss) before
 income taxes...........   (2,257,652)  (2,384,416)     487,294       966,074      (172,572)
                          -----------  -----------  -----------  ------------  ------------
Pro Forma Income Tax
 Expense (Benefit):
 Current................          --           --      (222,169)      334,485           --
 Deferred...............          --           --       412,213        42,284           --
                          -----------  -----------  -----------  ------------  ------------
    Total Pro Forma
     Income Tax Expense
     (Benefit)..........          --           --       190,044       376,769           --
                          -----------  -----------  -----------  ------------  ------------
Pro Forma Net Income
 (Loss).................  $(2,257,652) $(2,384,416) $   297,250  $    589,305  $   (172,572)
                          ===========  ===========  ===========  ============  ============

   The accompanying notes are an integral part of these financial statements.

                            PETROGLYPH ENERGY, INC.

                COMBINED STATEMENTS OF CHANGES IN OWNERS' EQUITY

  FOR THE PERIODS ENDED JUNE 30, 1997 (UNAUDITED), DECEMBER 31, 1996, 1995 AND
                                      1994

BALANCE, DECEMBER 31, 1993......................................... $ 2,217,884
 Contributions.....................................................   6,631,524
 Net loss before income taxes......................................  (2,257,652)
                                                                    -----------
BALANCE, DECEMBER 31, 1994.........................................   6,591,756
 Contributions.....................................................   8,000,000
 Net loss before income taxes......................................  (2,384,416)
                                                                    -----------
BALANCE, DECEMBER 31, 1995.........................................  12,207,340
 Contributions.....................................................         --
 Net income before income taxes....................................     487,294
                                                                    -----------
BALANCE, DECEMBER 31, 1996.........................................  12,694,634
 Contributions.....................................................         --
 Net loss before income taxes......................................    (172,572)
                                                                    -----------
BALANCE, JUNE 30, 1997 (UNAUDITED)................................. $12,522,062
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.

                            PETROGLYPH ENERGY, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                 SIX MONTHS ENDED
                              YEAR ENDED DECEMBER 31,                JUNE 30,
                         ------------------------------------  ----------------------
                            1994         1995         1996        1996        1997
                         -----------  -----------  ----------  ----------  ----------
                                                                    (UNAUDITED)
Operating Activities:
 Net income (loss) be-
  fore income taxes..... $(2,257,652) $(2,384,416) $  487,294  $  966,074  $ (172,572)
 Adjustments to
  reconcile net income
  (loss) to net cash
  used in operating
  activities--
  Depreciation, deple-
   tion, and amortiza-
   tion.................   1,977,121    2,302,515   2,805,693   1,277,317   1,020,221
  (Gain) loss on sales
   of property and
   equipment, net.......     (44,048)     138,614  (1,383,766) (1,173,801)     (6,355)
  Amortization of de-
   ferred revenue ......         --           --     (524,140)    (52,951)    (45,860)
  Impairments...........         --       109,209         --          --          --
  Exploration Costs.....      69,570      316,089         --          --          --
  Property abandon-
   ments................         --        59,560      68,818      41,610         --
  Amortization of fi-
   nancing costs........      22,085       66,255         --          --          --
 Proceeds from deferred
  revenue...............         --           --      570,000     570,000         --
 Changes in assets and
  liabilities--
  Increase in accounts
   receivable...........    (710,600)    (100,937)   (481,169)   (844,932) (1,249,658)
  (Increase) decrease in
   inventory............    (201,211)    (275,151)   (579,257)      5,460    (677,765)
  (Increase) decrease in
   prepaid expenses ....     (41,439)     (82,715)      3,561     (24,847)    (86,720)
  Increase (decrease) in
   accounts payable and
   accrued liabilities..   1,119,024      197,759   3,162,406     141,672   1,306,186
                         -----------  -----------  ----------  ----------  ----------
   Net cash provided by
    (used in) operating
    activities..........     (67,150)     346,782   4,129,440     905,602      87,477
Investing Activities:
 Proceeds from sales of
  property and equip-
  ment..................     145,277      805,869   8,968,274   7,412,043     739,628
 Additions to oil and
  natural gas
  properties, including
  exploration costs.....  (6,897,846)  (8,645,491) (7,801,229) (4,468,080) (4,574,108)
 Additions to pipelines,
  gas gathering and oth-
  er....................  (1,378,884)  (1,797,955)   (863,911)   (127,656) (1,792,915)
 Maturity of certifi-
  cates of deposit......         --        57,925         --          --          --
                         -----------  -----------  ----------  ----------  ----------
   Net cash provide by
    (used in) investing
    activities..........  (8,131,453)  (9,579,652)    303,134   2,816,307  (5,627,395)
Financing Activities:
 Contributions by part-
  ners..................   6,631,524    8,000,000         --          --          --
 Note receivable from
  general partner.......    (246,500)         --          --          --          --
 Proceeds from issuance
  of, and draws on,
  notes payable.........   1,800,000    7,400,000   2,085,024   2,000,000   5,000,000
 Payments on note pay-
  able..................         --    (5,300,000) (5,908,527) (2,100,000)    (13,254)
 Payments for organiza-
  tion and financing
  costs.................     (66,255)     (50,620)   (106,375)        --     (652,008)
                         -----------  -----------  ----------  ----------  ----------
   Net cash provided by
    (used in) financing
    activities..........   8,118,769   10,049,380  (3,929,878)   (100,000)  4,334,738
                         -----------  -----------  ----------  ----------  ----------
Net increase (decrease)
 in cash and cash
 equivalents............     (79,834)     816,510     502,696   3,621,909  (1,205,180)
Cash and cash
 equivalents, beginning
 of period..............     338,260      258,426   1,074,936   1,074,936   1,577,632
                         -----------  -----------  ----------  ----------  ----------
Cash and cash
 equivalents, end of
 period................. $   258,426  $ 1,074,936  $1,577,632  $4,696,845  $  372,452
                         ===========  ===========  ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                            PETROGLYPH ENERGY, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                       DECEMBER 31, 1994, 1995, AND 1996
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

1. ORGANIZATION:

  Petroglyph Energy, Inc. ("Petroglyph" or the "Company") was incorporated in Delaware in April 1997 for the purpose of consolidating and continuing the activities previously conducted by Petroglyph Gas Partners, L.P. ("PGP" or the "Partnership"). PGP is a Delaware limited partnership, which was organized on April 15, 1993 to acquire, explore for, produce and sell oil, natural gas, and related hydrocarbons. The general partner is Petroglyph Energy, Inc., a Kansas corporation ("PEI"), and the primary limited partner is Natural Gas Partners, L.P. ("NGP"). Petroglyph Gas Partners II, L.P. ("PGP II") is a Delaware limited partnership, which was organized on April 15, 1995 to acquire, explore for, produce and sell oil, natural gas and related hydrocarbons. The general partner of PGP II is PEI (1% interest) and the limited partner is PGP (99% interest). Pursuant to the terms of an Exchange Agreement dated August 22, 1997 (the "Exchange Agreement"), the Company will acquire all of the outstanding partnership interests of the Partnership and all of the stock of PEI in exchange for shares of Common Stock of the Company (the "Conversion"). The Conversion and other transactions contemplated by the Exchange Agreement will be consummated immediately prior to the closing of the initial public offering of the Company's Common Stock (the "Offering"). The Conversion will be accounted for as a transfer of assets and liabilities between affiliates under common control and will result in no change in carrying values of these assets and liabilities.

  The accompanying combined financial statements of Petroglyph include the assets, liabilities and results of operations of PGP, its wholly owned subsidiary, Petroglyph Operating Company, Inc. ("POCI"), and PGP's proportionate share of assets, liabilities and revenues and expenses of PGP
II. PGP owned a 99% interest in PGP II as of December 31, 1996 and 1995 and June 30, 1997. POCI is a subchapter C corporation. POCI is the designated operator of all wells for which PGP has acquired operating rights. Accordingly, all producing overhead and supervision fees were charged to the joint accounts by POCI. All material intercompany transactions and balances have been eliminated in the preparation of the accompanying combined financial statements.

  The Company's operations are primarily focused in the Uinta Basin of Utah and the Raton Basin of Colorado.

  Amounts presented in these Notes as of June 30, 1997 and for the six month periods ended June 30, 1997 and 1996 are all unaudited but include all adjustments (consisting of normal recurring accruals only) which management considers necessary to present fairly the Company's combined financial position as of June 30, 1997, and the combined statements of operations and cash flows for the six month periods ended June 30, 1996 and 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

MANAGEMENT'S USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

  The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                            PETROGLYPH ENERGY, INC.

                       DECEMBER 31, 1994, 1995 AND 1996
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

SUPPLEMENTAL CASH FLOW INFORMATION

  Cash payments for interest during 1996, 1995 and 1994 totaled $250,000, $266,000 and $46,000, respectively. Cash payments for interest during the six months ended June 30, 1997 and 1996 were $23,000 and $197,000, respectively. The Company did not make any cash payments for income taxes during 1996, 1995, 1994, or for the six month periods ended June 30, 1997 and 1996 based on its partnership structure in effect during those periods.

ACCOUNTS RECEIVABLE

  Accounts receivable are presented net of allowance for doubtful accounts, the amounts of which are immaterial as of June 30, 1997, December 31, 1996 and 1995.

INVENTORY

  Inventories consist primarily of tubular goods and oil field materials and supplies, which the Company plans to utilize in its ongoing exploration and development activities and are carried at the lower of weighted average historical cost or market value.

PROPERTY AND EQUIPMENT

 Oil and Natural Gas Properties

  The Company follows the successful efforts method of accounting for its oil and natural gas properties whereby costs of productive wells, developmental dry holes and productive leases are capitalized and amortized on a unit-of-production basis over the respective properties' remaining proved reserves. Amortization of capitalized costs is provided on a prospect-by-prospect basis.

  Leasehold costs are capitalized when incurred. Unproved oil and natural gas properties with significant acquisition costs are periodically assessed and any impairment in value is charged to exploration costs. The costs of unproved properties which are not individually significant are assessed periodically in the aggregate based on historical experience, and any impairment in value is charged to exploration costs. The costs of unproved properties that are determined to be productive are transferred to proved oil and natural gas properties. The Company does not capitalize general and administrative costs related to drilling and development activities.

  Exploration costs, including geological and geophysical expenses, property abandonments and annual delay rentals, are charged to expense as incurred. Exploratory drilling costs, if any, including the cost of stratigraphic test wells, are initially capitalized but charged to expense if and when the well is determined to be unsuccessful.

  The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in connection with its formation. SFAS No. 121 requires that proved oil and natural gas properties be assessed for an impairment in their carrying value whenever events or changes in circumstances indicate that such carrying value may not be recoverable. SFAS No. 121 requires that this assessment be performed by comparing the anticipated future net cash flows to the net carrying value of oil and natural gas properties. This assessment must generally be performed on a property-by-property basis. The Company recognized impairments of $109,209 in 1995. No such impairments were required in the years ended December 31, 1994 and December 31, 1996 or the six month periods ended June 30, 1996 and 1997.

                            PETROGLYPH ENERGY, INC.

                       DECEMBER 31, 1994, 1995 AND 1996
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

 Pipelines, Gas Gathering and Other

  Other property and equipment is primarily comprised of a field water distribution system and a natural gas gathering system located in the Uinta Basin, field building and land, office equipment, furniture and fixtures and automobiles. The gathering system and the field water distribution system are amortized on a unit-of-production basis over the remaining proved reserves attributable to the properties served. These other items are amortized on a straight-line basis over their estimated useful lives which range from three to forty years.

ORGANIZATION AND FINANCING COSTS

  Organization costs are amortized on a straight-line basis over a period not to exceed 5 years and are presented net of accumulated amortization of $54,531, $49,459 and $28,012 at June 30, 1997 and December 31, 1996 and 1995,
respectively. Amortization of $21,447, $14,610 and $7,860 is included in depreciation, depletion and amortization expense in the accompanying consolidated statements of operations for the years ended December 31, 1996, 1995 and 1994, respectively. Amortization of $5,072 and $11,782 is included in depreciation, depletion and amortization expense in the consolidated statement of operations for the six month periods ended June 30, 1997 and 1996, respectively. Organization costs at June 30, 1997 and December 31, 1996 are primarily comprised of costs related to the Offering. Organization costs for periods prior to December 31, 1996 were comprised of costs related to the formation of PGP and PGP II, which were amortized over a period of three years.

  Costs related to the issuance of the Company's notes payable are deferred and amortized on a straight-line basis over the life of the related borrowing. Such amortization costs of $66,255 and $22,085 are included in interest expense in the accompanying statements of operations for the years ended December 31, 1995 and 1994, respectively. Amortization costs for the six month periods ended June 30, 1997 and June 30, 1996, and for the year ended December 31, 1996 were not significant.

INTEREST EXPENSE

  Interest expense includes amortization of deferred debt issuance costs and is presented net of interest income of $147,295 and $33,311 for the years ended December 31, 1996 and 1995, respectively. Interest income totalled $70,207 and $63,115 for the six month periods ended June 30, 1997 and 1996, respectively.

CAPITALIZATION OF INTEREST

  Interest costs associated with maintaining the Company's inventory of unproved oil and natural gas properties and significant development projects are capitalized. Interest capitalized totaled approximately $44,000 for the six months ended June 30, 1997 and $195,000 and $114,000 for the years ended December 31, 1996 and 1995, respectively. No interest was capitalized during 1994.

REVENUE RECOGNITION AND NATURAL GAS BALANCING

  The Company utilizes the entitlement method of accounting for recording revenues whereby revenues are recognized based on the Company's revenue interest in the amount of oil and natural gas production. The amount of oil and natural gas sold may differ from the amount which the Company is entitled based on its revenue interests in the properties. The Company had no significant natural gas balancing positions at June 30, 1997, December 31, 1996 and 1995.


INCOME TAXES

  Prior to the Conversion, the results of operations of the Company were included in the tax returns of its owners. As a result, tax strategies were implemented that are not necessarily reflective of strategies the Company

                            PETROGLYPH ENERGY, INC.

                       DECEMBER 31, 1994, 1995 AND 1996
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

would have implemented. In addition, the tax net operating losses generated by the Company during the period from its inception to date of the Conversion will not be available to the Company to offset future taxable income as such benefit accrued to the owners.

  In conjunction with the Conversion, the Company will adopt SFAS No. 109, "Accounting for Income Taxes", which provides for determining and recording deferred income tax assets or liabilities based on temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates. SFAS No. 109 requires that the net deferred tax liabilities of the Company on the date of the Conversion be recognized as a component of income tax expense. The Company will be required to recognize approximately $2.4 million in deferred tax liabilities and income tax expense on the date of the Conversion.

  Upon the Conversion, the Company became taxable as a corporation. Pro forma income tax information for the year ended December 31, 1996, presented in the accompanying combined statements of operations and in Note 6, reflects the income tax expense (benefit), net income (loss) and net income (loss) per common share as if all Partnership income for 1996 had been subject to corporate federal income tax, exclusive of the effects of recording the Company's net deferred tax liabilities upon the Conversion.

DERIVATIVES

  The Company uses derivatives on a limited basis to hedge against interest rate and product prices risks, as opposed to their use for trading purposes. The Company's policy is to ensure that a correlation exists between the financial instruments and the Company's pricing in its sales contracts prior to entering into such contracts. Gains and losses on commodity futures contracts and other price risk management instruments are recognized in oil and natural gas revenues when the hedged transaction occurs. Cash flows related to derivative transactions are included in operating activities.

STOCK BASED COMPENSATION

  Upon Conversion, the Company will adopt the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". In accordance with APB No. 25, no compensation will be recorded for stock options or other stock-based awards that are granted with an exercise price equal to or above the common stock price on the date of the grant. The Company will, however, adopt the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" which will require the Company to present pro forma disclosures of net income and earnings per share as if SFAS No. 123 had been adopted. As of June 30, 1997 and December 31, 1996 there would be no impact from adoption of APB No. 25 or SFAS No. 123 as no stock options, warrants or grants had been issued at such dates and none will be issued until the date of the Conversion.

3. ACQUISITIONS AND DISPOSITIONS:

  In February 1994, the Company purchased a 50% working interest in the existing Antelope Creek and Duchesne fields in the Uinta Basin for $4.5 million. In September 1995, the Company acquired for total consideration of $5.6 million the remaining 50% interest of its joint venture partners, Inland Resources, in the Utah properties. The consideration consisted of $3.1 million in cash plus assumption of Inland's outstanding debt of $2.5 million, which was specifically collateralized by Inland's investment in the Utah properties. The assumption of outstanding debt is not reflected on the accompanying statement of cash flows as it is a noncash transaction. These acquisitions were accounted for using the purchase method of accounting.

  Effective September 1, 1994, the Company acquired Southwest Oil and Land's interest in the Victoria properties in Victoria and DeWitt counties located in Texas for approximately $1.6 million.

  In June 1996, the Company sold a 50% working interest in its Antelope Creek field properties to an industry partner. The Company retained a 50% working interest and continues to serve as operator of the property. In exchange for the sale of the interest in the Antelope Creek field, the Company received $7.5 million, as adjusted,

                            PETROGLYPH ENERGY, INC.

                       DECEMBER 31, 1994, 1995 AND 1996
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

3. ACQUISITIONS AND DISPOSITIONS:--(CONTINUED)

in cash and the parties entered into a Unit Participation Agreement for development of the Antelope Creek field. Under the terms of this agreement, the Company received $5.3 million in carried development costs for approximately 50 wells over a 12 month period which ended on June 30, 1997. The Company recognized a pre-tax gain on this sale of $1.3 million. This Unit Participation Agreement is structured such that the Company will pay 25% of the development costs of the Antelope Creek field from the date of the agreement until approximately $21 million in total development costs have been incurred. At June 30, 1997, all of this carried development cost had been expended. In addition, under the terms of the Unit Participation Agreement, the Company's working interest in the Antelope Creek field will increase to 58%, and its partner's working interest will be reduced to 42%, at such time as the Company's partner in the Antelope Creek field achieves payout, as defined in the Unit Participation Agreement.

  As an additional part of the purchase and sale agreement, the Company sold a 50% net profits interest (NPI) in its remaining 50% interest in the Antelope Creek field commencing on the date of the agreement. The NPI will continue in effect until such time as 67,389 barrels of equivalent production related to the NPI has been produced from the Antelope Creek field. The NPI entitles the holder to receive the net profits, defined in the purchase and sale agreement as revenues less direct operating expenses, from the sale of the barrels of oil equivalent production relating to the NPI. A value of $570,000 has been assigned to the sale of the NPI and recorded as deferred revenue. This amount was determined based on the projected net profits to be received from the sale of the barrels of oil equivalent production related to the NPI. As these barrels of oil equivalent production are produced and NPI proceeds are disbursed to the holder of the NPI, an equal amount of the deferred revenue is recognized as oil and natural gas revenue. Through December 31, 1996, the Company had recognized $524,140 of revenue related to this NPI. The remaining $45,860 was recognized during the six months ended June 30, 1997.

  The following unaudited Pro Forma Condensed Combined Statements of Operations for the six month period ended June 30, 1996, and for the years ended December 31, 1996 and 1995 give effect to the Antelope Creek disposition as if the sale had been consummated at January 1, 1996 and 1995. Pro forma combined balance sheets at June 30, 1997 and December 31, 1996 are not necessary as the historical combined balance sheets at June 30, 1997 and December 31, 1996 include the effect of the disposition. The unaudited pro forma data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred had the transaction been consummated at the dates indicated, nor are they necessarily indicative of future operating results.

             PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                              YEAR ENDED
                                             DECEMBER 31,         SIX MONTHS
                                        -----------------------      ENDED
                                           1995         1996     JUNE 30, 1996
                                        -----------  ----------  -------------
Oil and natural gas revenues........... $ 3,678,764  $4,400,689   $2,078,717
Other revenues.........................      36,050         --           --
                                        -----------  ----------   ----------
  Total Revenues.......................   3,714,814   4,400,689    2,078,717
Lease operating expenses...............   2,085,303   1,953,973      913,971
Production taxes.......................     143,563     204,848       76,841
Exploration costs......................     335,649      68,818       41,610
Depreciation, depletion, and amortiza-
 tion..................................   1,920,515   2,358,693      830,317
Impairments............................     109,209         --           --
General and administrative expenses....   1,063,708     902,409      590,248
                                        -----------  ----------   ----------
  Total Expenses.......................   5,657,947   5,488,741    2,452,987
Interest income (expense), net.........    (147,669)    147,580      122,543
Gain (loss) on sale of assets..........    (138,614)     69,766     (140,199)
                                        -----------  ----------   ----------
Net loss before taxes..................  (2,229,416)   (870,706)    (391,926)
                                        -----------  ----------   ----------
Net loss............................... $(2,229,416) $ (870,706)  $ (391,926)
                                        ===========  ==========   ==========

                            PETROGLYPH ENERGY, INC.

                       DECEMBER 31, 1994, 1995 AND 1996
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

4. TRANSACTIONS WITH AFFILIATES:

  The Company has a note receivable from certain executive officers for $246,500 at June 30, 1997, December 31, 1996 and 1995. This note bears interest at a rate of 11% and has no set maturity date. As of July 1, 1997, the interest rate on this note was changed to 9%.

  The Company leases its office building from an affiliate. Rentals paid to the affiliate for such leases were $17,400 for each of the six month periods ended June 30, 1997 and 1996 (unaudited). Rentals paid during 1996, 1995 and 1994 totaled $34,800, $39,200 and $24,000, respectively. These rentals are included in general and administrative expense in the accompanying financial statements.

  In August 1997, the Company and NGP entered into a financial advisory services agreement whereby NGP has agreed to provide financial advisory services to the Company for a quarterly fee of $13,750. In addition, NGP will be reimbursed for its out of pocket expenses incurred in performing such services. The agreement is for a one year term and can be terminated by NGP at the end of any fiscal quarter. Under the agreement, NGP will assist the Company in managing its public and private financing activities, its public financial reporting obligations, its budgeting and planning processes, and its investor relations program, as well as provide ongoing strategic advice. NGP will not receive any other transaction-related compensation for its advisory assistance.

  For the year ended December 31, 1996, the Company paid legal fees of $109,000 to the law firm of Morris, Laing, Evans, Brock & Kennedy, Chartered, where A.J. Schwartz, a director of the Company, is a partner. For the six months ended June 30, 1997, the Company paid legal fees to Morris, Laing, Evans, Brock & Kennedy, Chartered of $81,000.

5. LONG-TERM DEBT:

  At December 31, 1994, the Company had a note payable to Enron Capital and Trade Resources ("ECTR") for $1,800,000. As stated in the ECTR note agreement, the first $1,500,000 of loans were to be designated as production loans, and amounts after this initial amount were to be designated as development loans related to the Company's Utah properties. The note bore interest at a rate equal to the prime rate plus 1.5% for the production loan and the prime rate plus 4.0% for the development loan. The note was paid in full September 1995.

  The Company negotiated a $10,000,000 loan facility with Texas Commerce Bank National Association ("TCB") of Dallas, Texas, as agent for a group of financial institutions, in May 1995. The loan facility is collateralized by the Company's oil and natural gas properties located in Utah and contains certain financial covenants with which the Company was in compliance at June 30, 1997 and December 31, 1995 and 1996. The loan facility is a combination credit facility with a revolving credit agreement, which expired on May 25, 1997, at which time all balances outstanding under the revolving credit agreement were to convert to a term loan, expiring on October 1, 1999. The revolving loan facility was redetermined at $7.5 million on July 2, 1997. This effectively allowed the Company to continue to borrow on the facility in place at June 30, 1997. Subsequent to the redetermination, the Company has borrowed an additional $2.5 million for a total outstanding obligation under this facility of $7.5 million at August 22, 1997. Interest on the revolver is at TCB's prime plus .375% and on the term loan is at TCB prime plus .75%. The Company is currently negotiating and has agreed to terms with TCB to provide an additional $2.5 million to the Company through an amendment to the loan facility. As part of this negotiation, the agent was changed from TCB to The Chase Manhattan Bank; however, the group of lenders remains unchanged.

                            PETROGLYPH ENERGY, INC.

                       DECEMBER 31, 1994, 1995 AND 1996
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

5. LONG-TERM DEBT:--(CONTINUED)

  In July 1996, the Company used proceeds received from the sale of oil and gas properties to pay in full the outstanding balance of $5.9 million on the revolver. The revolver was still open at December 31, 1996, although there is no outstanding balance due as of that date. The availability to the Company under this revolver at December 31, 1996 was $7.5 million. The Company pays a commitment fee of three-eighths of 1% on the unused portion of the available borrowings under the Revolver. There were no outstanding amount under this line of credit at December 31, 1996. As of June 30, 1997, the Company had drawn approximately $5,000,000 upon its revolving line of credit to provide funding for the 1997 development expenditures on the Company's Utah properties. As of August 22, 1997, $7,500,000 was outstanding under the Revolver.

  In September 1996, the Company entered into a term loan with a local lender covering four vehicles. The principal balance was $85,000 and bears interest at an annual rate of 7.5%. The loan matures on September 16, 1999 and is secured by the four vehicles. At December 31, 1996, the outstanding balance is $76,497, $51,800 of which is presented as long-term debt in the accompanying Combined Statement of Assets, Liabilities and Owners' Equity. At June 30, 1997, the outstanding balance of this loan is $63,243, $34,910 of which is presented as long-term debt.

  Aggregate maturities of long-term debt at December 31, 1996 and June 30, 1997 are as follows:

                                                 DECEMBER 31, 1996 JUNE 30, 1997
                                                 ----------------- -------------
                                                                    (UNAUDITED)
     1997.......................................      $24,697              --
     1998.......................................       28,800        $  28,333
     1999.......................................       23,000        5,034,910
     2000.......................................          --               --

6. PRO FORMA INCOME TAXES:

  The pro forma effective income tax rate for the Company was different than the statutory federal income tax rate for the periods shown below, for the following reasons (in thousands):

                                                             SIX MONTHS ENDED
                                YEAR ENDED DECEMBER 31,          JUNE 30,
                              ------------------------------ ------------------
                                1994       1995       1996     1997      1996
                              ---------  ---------  -------- --------  --------
Pro Forma Income Tax expense
 (benefit) at the federal
 statutory rate of 35%....... $(790,178) $(834,546) $170,552 $(60,400) $338,126
Pro Forma State income tax
 expense (benefit)...........   (90,306)   (95,377)   19,492   (6,903)   38,643
Pro Forma Net operating loss
 utilized by partners........   880,484    929,923       --    67,303       --
                              ---------  ---------  -------- --------  --------
                              $     --   $     --   $190,044 $    --   $376,769
                              =========  =========  ======== ========  ========

  Components of pro forma income tax expense (benefit) are as follows:

                                              YEAR ENDED       SIX MONTHS ENDED
                                             DECEMBER 31,          JUNE 30,
                                          -------------------  -------------------
                                          1994 1995   1996        1996     1997
                                          ---- ---- ---------  ---------- --------
     Current............................. --   --   $(222,169)   $334,485   --
     Deferred............................ --   --     412,213      42,284   --
                                          ---  ---  ---------  ---------- -----
       Total............................. --   --   $ 190,044     376,769   --
                                          ===  ===  =========  ========== =====

                            PETROGLYPH ENERGY, INC.

                       DECEMBER 31, 1994, 1995 AND 1996
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

6. PRO FORMA INCOME TAXES:--(CONTINUED)

  Deferred tax assets and liabilities are the results of temporary differences between the financial statement carrying values and tax bases of assets and liabilities. The Company's pro forma net deferred tax liability positions as of December 31, 1995 and 1996 and June 30, 1997 are summarized below:

                                                DECEMBER 31,
                                            ----------------------   JUNE 30,
                                              1995        1996         1997
                                            ---------  -----------  -----------
     Inventory............................. $ (53,820) $   (53,820) $   (43,602)
     Property and equipment................  (855,515)  (1,267,728)  (2,361,705)
                                            ---------  -----------  -----------
       Total............................... $(909,335) $(1,321,548) $(2,405,307)
                                            =========  ===========  ===========

  The pro forma net deferred tax liability as of June 30, 1997 is approximately the amount that the Company expects will be required to be recognized as income tax expense on the date of the Conversion discussed in
Note 2.

7. DERIVATIVES, SALES CONTRACTS AND SIGNIFICANT CUSTOMERS:

DERIVATIVES AND SALES CONTRACTS

  The Company accounts for forward sales transactions as hedging activities and, accordingly, records all gains and losses in oil and natural gas revenues in the period the hedged production is sold. Included in oil revenue is a net loss of $128,400 in 1996. Losses incurred during 1994 and 1995 were not significant. Losses included in oil revenue for the six month periods ended June 30, 1996 and 1997, are $39,800 and $113,800, respectively. Included in natural gas revenues in 1997 is a net loss of $42,000.

  In August 1994, the Company entered into a financial swap arrangement covering the sale of 549,000 barrels of oil production from January 1996 to December 1999, at a floor price of $17.00 per Bbl and a ceiling price of $20.75 per Bbl. This agreement was terminated in October of 1995, for which the Company received a premium of $170,000. This premium is included in oil revenue for the year ended December 31, 1995 in the accompanying Combined Statement of Operations.

  In January 1995, the Company entered into an additional swap arrangement covering the sale of 4,000 Bbls per month from February 1995 to January 1996, at a floor price of $17.00 per Bbl and a ceiling price of $19.00 per Bbl. This agreement was terminated in October 1995. In September 1995, the Company assumed the obligations of a former joint interest owner under a financial swap arrangement. This agreement covers the sale of 549,000 Bbls from January 1996 to December 1999 at a floor price of $17.00 per Bbl and a ceiling price of $20.75 per Bbl. At June 30, 1997, this contract was outstanding and calls for the remaining sale of 378,000 barrels of oil over the next three years as follows:

             YEAR                                   BBLS
             ----                                  -------
             1997.................................  69,000
             1998................................. 150,000
             1999................................. 159,000
                                                   -------
               Total.............................. 378,000
                                                   =======

  In June 1994, the Company entered into a contract to sell its oil production from certain leases of its Utah properties to Purchaser "A". The price under this contract is agreed upon on a monthly basis and is generally

                            PETROGLYPH ENERGY, INC.

                       DECEMBER 31, 1994, 1995 AND 1996
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

7. DERIVATIVES, SALES CONTRACTS, AND SIGNIFICANT CUSTOMERS:--(CONTINUED)

based on this purchaser's posted price for Yellow or Black Wax production, as applicable. This contract will continue in effect until terminated by either party upon giving proper notice. During the three years ended December 31, 1996, the volumes sold under this contract totaled 65,931, 101,115 and 60,663 Bbls, respectively, at an average sales price per Bbl for each year of $16.51, $17.09 and $19.33. For the six month period ended June 30, 1997, the Company sold 28,359 Bbls under this contract at an average price of $15.36 (unaudited).

  In January of 1996, the Company entered into a contract to sell Black Wax production from its Utah leases to Purchaser "B". The price under this contract is based on the monthly average of the NYMEX price for West Texas Intermediate ("WTI") crude oil, less $.50 per Bbl, adjusted for the pricing differential related to the gravity difference between Purchaser B's Utah Black Wax posting and WTI, less $2.50 per Bbl to cover gathering costs and quality differential. During the year ended December 31, 1996, the Company sold 59,048 Bbls of oil under this contract at an average price of $19.69 per Bbl. This contract was cancelled effective January 1, 1997.

  In July 1997, the Company entered into a modification of its crude oil sales contract to sell all of its equity share of Black Wax crude oil production from the Antelope Creek field to Purchaser "C" at a per Bbl price equal to posting, less $2.00 per Bbl to cover handling and gathering costs. This contract supersedes the contract which the Company had with this purchaser from February 1994 through June 1997. This contract will continue in effect until terminated by either party upon giving proper notice. For the six month period ended June 1, 1997, the Company sold 49,633 Bbls under this contract at an average price of $15.32 per Bbl (unaudited).

  In June 1997, the Company entered into a crude oil contract to sell Black Wax production from certain of its oil tank batteries in Antelope Creek to Purchaser "D". This contract is effective until May 31, 1998 and calls for the Company to receive a per Bbl price equal to the current month NYMEX closing price for sweet crude, averaged over the month in which the crude is sold, less an agreed upon fixed adjustment. This contract replaces a contract the Company had with Purchaser "D" for the month of April 1997. Volumes sold under this contract totaled 19,623 Bbls at an average price of $15.37 for the six months ended June 30, 1997.

  In addition to the sales contracts discussed above, Purchaser "C" has a call on all of the Company's share of oil production from the Antelope Creek field, which has priority over all other sales contracts. Under the terms of the Oil Production Call Agreement (the "Call Agreement"), which the Company assumed in connection with its acquisition of its initial interest in the Antelope Creek field, this purchaser has the option to purchase all or any portion of the oil produced from the Antelope Creek field at the current market price for the gravity and type of oil produced and delivered by the Company. The Call Agreement was assumed by the Company on the date it acquired its interest in the Antelope Creek field and has no expiration date. In the event Purchaser "C" exercises the call option, the Company will not be penalized under its other sales contracts for failure to deliver volumes thereunder.

SIGNIFICANT CUSTOMERS

  The Company's revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be significantly affected by changes in economic and other conditions. In addition, the Company sells a significant portion of its oil and natural gas revenue each year to a few customers. Oil sales to three purchasers in 1996 were approximately 26%, 26% and 12% of total 1996 oil and gas revenues. Oil sales to one purchaser in 1995 was approximately 43% of total 1995 oil and natural gas revenues. Oil sales to two purchasers in 1994 were approximately 45% and 12% of total 1994 oil and natural gas revenues. Natural gas

                            PETROGLYPH ENERGY, INC.

                       DECEMBER 31, 1994, 1995 AND 1996
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

7. DERIVATIVES, SALES CONTRACTS, AND SIGNIFICANT CUSTOMERS:--(CONTINUED)

sales to one purchaser in 1994 were approximately 23% of total 1994 oil and natural gas revenues. Oil sales to three purchasers during the six month period ended June 30, 1997, were approximately 34%, 20% and 14% of total oil and natural gas revenues for the same period. Natural gas sales to one purchaser for the six month period ended June 30, 1997 were approximately 20% of total oil and natural gas sales for the same period. The Company does not believe that the loss of these purchasers would adversely impact its ability to market its production.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS:

  Because of their short-term maturity, the fair value of cash and cash equivalents, certificates of deposit, accounts receivable and accounts payable approximate their carrying values at June 30, 1997 and at December 31, 1995 and 1996. The fair value of the Company's bank borrowings approximate their carrying value because the borrowings bear interest at market rates. The Company does not have any investments in debt or equity securities at June 30, 1997, or at December 31, 1995 or 1996. The fair value of the Company's outstanding oil price swap arrangement, described in the preceding note, has an estimated fair value of $(255,000), $170,000 and $(576,000) at June 30,
1997, December 31, 1995 and 1996, respectively. These estimates are based on quoted market values.

9. STOCK INCENTIVE PLAN:

  The Board of Directors and the stockholders of the Company approved the adoption of the Company's 1997 Incentive Plan (the "1997 Incentive Plan") effective as of the completion of the Offering. The purpose of the 1997 Incentive Plan is to reward selected officers and key employees of the Company and others who have been or may be in a position to benefit the Company, compensate them for making significant contributions to the success of the Company and provide them with proprietary interest in the growth and performance of the Company.

  Participants in the 1997 Incentive Plan are selected by the Board of Directors or such committee of the Board as is designated by the Board to administer the 1997 Incentive Plan (upon completion of the Offering, the Compensation Committee of the Board of Directors) from among those who hold positions of responsibility and whose performance, in the judgment of the Compensation Committee, can have a significant effect on the success of the Company. An aggregate of 375,000 shares of Common Stock have been authorized and reserved for issuance pursuant to the 1997 Incentive Plan. As of August 22, 1997, options have been granted to the participants under the 1997 Incentive Plan to purchase a total of 260,000 shares of Common Stock to participants at an exercise price per share equal to the Price to Public set forth on the cover page of this Prospectus. One-third of these options will vest each year on the anniversary date of the offering.

  Pursuant to the 1997 Incentive Plan, participants will be eligible to receive awards consisting of (i) stock options, (ii) stock appreciation rights, (iii) stock, (iv) restricted stock, (v) cash, or (vi) any combination of the foregoing. Stock options may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options.

                            PETROGLYPH ENERGY, INC.

                       DECEMBER 31, 1994, 1995 AND 1996
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES:

LEASES

  The Company leases offices and office equipment in its primary locations under non-cancelable operating leases. As of June 30, 1997 and December 31, 1996, minimum future lease payments for all non-cancelable lease agreements are as follows:

                                                 YEAR ENDED     SIX MONTHS ENDED
                                              DECEMBER 31, 1996  JUNE 30, 1997
                                              ----------------- ----------------
                                                                  (UNAUDITED)
1997.........................................      $22,882          $ 5,134
1998.........................................        9,650            8,518
1999.........................................        8,100            8,100
2000.........................................        7,425            7,425
2001.........................................          --               --
                                                   -------          -------
  Total......................................      $48,057          $29,177
                                                   =======          =======


  Amounts incurred by the Company under operating leases (including renewable monthly leases) were $56,142, $50,543 and $41,548 in 1994, 1995 and 1996, respectively. Amounts incurred by the Company under these same leases for the six month periods ended June 30, 1997 and 1996 are $22,659 and $17,696, respectively (unaudited).

LITIGATION

  The Company and its subsidiary are involved in certain litigation and certain governmental proceedings arising in the normal course of business. Company management and legal counsel do not believe that ultimate resolution of these claims will have a material effect on the Company's financial position or results of operations.

OTHER COMMITMENTS

  On December 9, 1996, the Company entered into an agreement with an industry partner whereby the industry partner would pay for the costs of a three-dimensional seismic survey on the Company's leasehold interests in the Helen Gohlke field, located in Victoria County, Texas. In exchange for such costs, the industry partner has the right to earn a 50% interest in the leasehold rights of the Company in the Helen Gohlke field. The industry partner is required to pay 50% of the costs to drill and complete any wells in the area covered by the seismic survey, and, in exchange, will earn a 50% interest in the well and in certain acreage surrounding the well. The amount of such surrounding acreage in which the industry partner will earn an interest is to be determined based upon the depth of the well drilled.

ENVIRONMENTAL MATTERS

  The Company's operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulating generally is toward stricter standards, and this trend will likely continue. These laws and regulations may require the acquisition of a permit or other authorization before construction of drilling commences and for certain other activities; limit or prohibit construction, drilling and

                            PETROGLYPH ENERGY, INC.

                       DECEMBER 31, 1994, 1995 AND 1996
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES:--(CONTINUED)

other activities on certain lands lying within wilderness and other protected areas; and impose substantial liabilities for pollution resulting from the Company's operations. The permits required for various of the Company's operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines or injunction, or both. In the opinion of management, the Company is in substantial compliance with current applicable environmental laws and regulations, and the Company has no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on the Company, as well as the oil and natural gas industry in general.

11. SUBSEQUENT EVENTS:

  On February 28, 1997, the Company sold its Arco Fee properties, located in Texas, for approximately $600,000. The Company recognized a gain of approximately $120,000 on this sale.

  In July of 1997, the Company acquired 56,000 net mineral acres in the Raton Basin in Colorado for approximately $700,000. This acquisition had an effective date of May 15, 1997. In addition, the Company also acquired, simultaneously, an 80% interest in a 25 mile pipeline strategically located across the Company's acreage positions in the Raton Basin for total consideration of approximately $300,000. The Company, together with an industry partner, formed a partnership to operate this pipeline. Under the terms of the purchase and sale agreement, the Company is obligated to pay $200,000 by July, 1998, and an additional $41,000 by July, 1999.

12. SUPPLEMENTAL FINANCIAL INFORMATION OIL AND NATURAL GAS PRODUCING ACTIVITIES (UNAUDITED):

  All of the Company's operations are directly related to oil and natural gas producing activities located in the United States, therefore, a separate result of operations disclosure is not necessary.

COSTS INCURRED RELATED TO OIL AND NATURAL GAS PRODUCING ACTIVITIES

  The following table summarizes costs incurred whether such costs are capitalized or expensed for financial reporting purposes (in thousands):

                                   YEAR ENDED DECEMBER 31,
                               -------------------------------- SIX MONTHS ENDED
                                  1994       1995       1996     JUNE 30, 1997
                               ---------- ---------- ---------- ----------------
Acquisition
  Unproved Properties......... $   52,685 $    8,206 $  490,487    $  416,601
  Proved Properties...........  5,193,043  4,718,201        --            --
Development...................  1,311,272  3,448,972  6,983,715     4,057,976
Exploration...................     69,570    316,089        --            --
Improved recovery costs.......    271,276    154,023    327,027        99,531
                               ---------- ---------- ----------    ----------
    Total..................... $6,897,846 $8,645,491 $7,801,229    $4,574,108
                               ========== ========== ==========    ==========

PROVED RESERVES

  Independent petroleum engineers have estimated the Company's proved oil and natural gas reserves as of June 30, 1997, all of which are located in the United States. Prior period reserves were estimated by the Company's reserve engineer. Proved reserves are the estimated quantities that geologic and engineering data

                            PETROGLYPH ENERGY, INC.

                       DECEMBER 31, 1994, 1995 AND 1996
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

12. SUPPLEMENTAL FINANCIAL INFORMATION OIL AND NATURAL GAS PRODUCING ACTIVITIES (UNAUDITED):--(CONTINUED)

demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Due to the inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimate. Revisions result primarily from new information obtained from development drilling and production history and from changes in economic factors.

STANDARDIZED MEASURE

  The standardized measure of discounted future net cash flows ("standardized measure") and changes in such cash flows are prepared using assumptions required by the Financial Accounting Standards Board. Such assumptions include the use of year-end prices for oil and natural gas and year-end costs for estimated future development and production expenditures to produce year-end estimated proved reserves. Discounted future net cash flows are calculated using a 10% rate. Estimated future income taxes are calculated by applying year-end statutory rates to future pre-tax net cash flows, less the tax basis of related assets and applicable tax credits.

  The standardized measure does not represent management's estimate of the Company's future cash flows or the value of the proved oil and natural gas reserves. Probable and possible reserves, which may become proved in the future, are excluded from the calculations. Furthermore, year-end prices used to determine the standardized measure of discounted cash flows are influenced by seasonal demand and other factors and may not be the most representative in estimating future revenues or reserve data.

                            PETROGLYPH ENERGY, INC.

                        DECEMBER 31, 1994, 1995 AND 1996
                       JUNE 30, 1996 AND 1997 (UNAUDITED)

12. SUPPLEMENTAL FINANCIAL INFORMATION OIL AND NATURAL GAS PRODUCING ACTIVITIES (UNAUDITED):--(CONTINUED)


                                                            OIL     NATURAL GAS
                                                          (BBLS)       (MCF)
                                                         ---------  -----------
PROVED RESERVES:
December 31, 1993.......................................   525,882   2,786,957
 Revisions..............................................  (331,422)    282,725
 Extensions, additions and discoveries..................   405,070     788,305
 Production.............................................  (110,373)   (485,062)
 Purchases of reserves..................................   741,579   4,096,791
 Sales in place.........................................   (25,767)   (162,357)
                                                         ---------  ----------
December 31, 1994....................................... 1,204,969   7,307,359
 Revisions..............................................  (295,013)   (698,765)
 Extensions, additions and discoveries..................   291,097     181,797
 Production.............................................  (182,704)   (659,202)
 Purchases of reserves..................................   628,789     694,187
 Sales in place.........................................   (86,046)   (166,216)
                                                         ---------  ----------
December 31, 1995....................................... 1,561,092   6,659,160
 Revisions..............................................  (801,535) (3,146,699)
 Extensions, additions and discoveries.................. 6,440,869  18,448,489
 Production.............................................  (262,910)   (553,770)
 Purchases of reserves..................................       --          --
 Sales in place.........................................  (810,380) (2,594,717)
                                                         ---------  ----------
December 31, 1996....................................... 6,127,136  18,812,463
 Revisions.............................................. 1,292,689   1,580,650
 Extensions, additions and discoveries..................   578,757     760,047
 Production.............................................  (117,770)   (243,095)
 Purchases of reserves..................................       --          --
 Sales in place.........................................  (156,675)        --
                                                         ---------  ----------
June 30, 1997........................................... 7,724,137  20,910,065
                                                         =========  ==========
PROVED DEVELOPED RESERVES:
 December 31, 1993......................................   525,882   2,786,957
                                                         =========  ==========
 December 31, 1994...................................... 1,204,969   7,307,359
                                                         =========  ==========
 December 31, 1995...................................... 1,561,092   6,659,160
                                                         =========  ==========
 December 31, 1996......................................   865,018   3,010,401
                                                         =========  ==========
 June 30, 1997.......................................... 1,849,412   4,850,895
                                                         =========  ==========

                            PETROGLYPH ENERGY, INC.

                       DECEMBER 31, 1994, 1995 AND 1996
                      JUNE 30, 1996 AND 1997 (UNAUDITED)

12. SUPPLEMENTAL FINANCIAL INFORMATION OIL AND NATURAL GAS PRODUCING ACTIVITIES (UNAUDITED):--(CONTINUED)

  Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves

                                     DECEMBER 31,
                         --------------------------------------    JUNE 30,
                            1994         1995          1996          1997
                         -----------  -----------  ------------  ------------
Future cash inflows..... $36,973,132  $40,419,081  $184,248,490  $149,594,640
Future costs:
 Production............. (20,315,350) (17,987,575)  (43,993,010)  (47,054,005)
 Development............         --           --    (16,455,901)  (18,145,975)
                         -----------  -----------  ------------  ------------
Future net cash flows
 before income tax......  16,657,782   22,431,506   123,799,579    84,394,660
Future income tax.......  (2,032,872)  (3,032,875)  (32,657,687)  (21,458,867)
                         -----------  -----------  ------------  ------------
Future net cash flows...  14,624,910   19,398,631    91,141,892    62,935,793
10% annual discount.....  (4,264,268)  (6,027,926)  (43,117,804)  (31,917,544)
                         -----------  -----------  ------------  ------------
Standardized Measure.... $10,360,642  $13,370,705  $ 48,024,088  $ 31,018,249
                         ===========  ===========  ============  ============

  Changes in Standardized Measure of Discounted Future Net Cash Flows

                                     DECEMBER 31,
                         --------------------------------------    JUNE 30,
                            1994         1995          1996          1997
                         -----------  -----------  ------------  ------------
Standardized Measure,
 January 1.............. $ 3,295,195  $10,360,642  $ 13,370,705  $ 48,024,088
Revisions:
 Prices and costs.......  (1,696,963)    (525,763)    4,839,954   (29,472,218)
 Quantity estimates.....      52,989     (989,701)    6,000,942     7,745,031
 Accretion of discount..     418,262    1,169,449     1,484,547     3,460,353
 Future development
  costs.................         --           --    (15,068,164)      439,331
 Income tax.............    (178,573)    (269,251)  (14,604,066)    4,971,181
 Production rates and
  other.................    (237,342)  (1,227,766)    1,901,254    (5,480,645)
                         -----------  -----------  ------------  ------------
    Net revisions.......  (1,641,627)  (1,843,032)  (15,445,533)  (18,336,967)
Extensions, additions
 and discoveries........   1,943,705    3,728,389    56,781,465     2,332,717
Production..............    (434,154)  (1,156,297)   (2,390,023)   (1,199,752)
Development costs.......         --           --            --      1,305,230
Purchases in place......   7,450,474    2,609,642           --            --
Sales in place..........    (252,951)    (328,639)   (4,292,526)   (1,107,067)
                         -----------  -----------  ------------  ------------
    Net change..........   7,065,447    3,010,063    34,653,383   (17,005,839)
                         -----------  -----------  ------------  ------------
Standardized Measure,
 End of period.......... $10,360,642  $13,370,705  $ 48,024,088  $ 31,018,249
                         ===========  ===========  ============  ============

  Year-end weighted average oil prices used in the estimation of proved reserves and calculation of the standardized measure were $17.01, $18.00, and $19.50 per Bbl at December 31, 1994, 1995, and 1996, respectively. Year-end weighted average gas prices were $1.45, $1.85, and $3.37 per Mcf at December 31, 1994, 1995, and 1996, respectively. Weighted average oil and natural gas prices used in the estimation proved reserves and calculation of the standardized measure at June 30, 1997 are $15.09 per Bbl and $1.71 per Mcf, respectively.
Price and cost revisions are primarily the net result of changes in period-end prices, based on beginning of period reserve estimates.

  The Company's proved oil and natural gas reserves at June 30, 1997, using weighted average oil and natural gas prices for the twelve months ending June 30, 1997 of $17.19 per Bbl of oil and $2.12 per Mcf of natural gas, would have been 11,389,034 BOE, as compared to 11,209,147 BOE using oil and natural gas prices in effect at June 30, 1997. The standardized measure of the Company's proved oil and natural gas reserves using the weighted average prices for such twelve month period would have been $40,406,588, as compared to $31,018,249 using oil and natural gas prices in effect at June 30, 1997.

                                                                       EXHIBIT 1

                            PETROGLYPH ENERGY, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

  The following table indicates the calculation of the Company's ratio of earnings to fixed charges for the six month period ended June 30, 1997, and for each of the four years in the period ended December 31, 1996:

                                                                        JUNE 30,
                            1993        1994         1995        1996     1997
                          ---------  -----------  -----------  -------- ---------
Net income (loss).......  $(123,636) $(2,257,652) $(2,384,416) $487,294 $(172,572)
 Income tax expense.....        --           --           --        --        --
 Interest expense.......        --        93,327      363,076   301,863    95,632
 Interest portion of
  rentals...............        --           --           --        --        --
 Preferred stock
  dividends.............        --           --           --        --        --
                          ---------  -----------  -----------  -------- ---------
Earnings (loss) before
 provision for taxes and
 fixed charges..........  $(123,636) $(2,164,325) $(2,021,340) $789,157 $ (76,940)
                          ---------  -----------  -----------  -------- ---------
Interest expense........        --   $    93,327     $363,076  $301,863 $  95,632
Interest portion of
 rentals................        --           --           --        --        --
Preferred stock
 dividends..............        --           --           --        --        --
Total fixed charges.....        --       $93,327     $363,076  $301,863 $  95,632
                          ---------  -----------  -----------  -------- ---------
Ratio of earnings to
 fixed charges..........        --        (23.19)       (5.57)     2.61     (0.80)
Excess of fixed charges
 over income (loss).....  $(123,636) $(2,257,652) $(2,384,416) $487,294 $(172,572)

                 [LEE KEELING AND ASSOCIATES, INC. LETTERHEAD]

                              SEPTEMBER 26, 1997

Petroglyph Energy, Inc.
6209 North Highway 61
Hutchinson, Kansas 67502
Attn: Robert A. Christensen

Gentlemen:

  In accordance with your request, we have estimated the proved reserves and future revenue, as of June 30, 1997, to the interest of Petroglyph Energy, Inc. and its successors and subsidiaries (collectively "Petroglyph") in certain oil and natural gas properties located in Utah, Texas and Kansas as listed in the accompanying tabulations. This report has been prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission ("SEC").

  We estimate the net reserves and future net revenues to the Petroglyph interest, as of June 30, 1997, to be:

                            NET RESERVES           FUTURE NET REVENUES
                        --------------------- -----------------------------
                           OIL    NATURAL GAS               PRESENT WORTH
CATEGORY                 (BBLS)      (MCF)       TOTAL    DISCOUNTED AT 10%
--------                --------- ----------- ----------- -----------------
Proved Developed:
 Producing                994,193  2,924,633  $10,434,000    $ 7,826,000
 Non-Producing            855,219  1,926,262    7,998,000      4,564,000
Proved Undeveloped      5,874,725 16,059,170   65,963,000     30,481,000
                        --------- ----------  -----------    -----------
    Total Proved        7,724,137 20,910,065  $84,395,000    $42,871,000
                        ========= ==========  ===========    ===========

  The oil reserves shown include crude oil, condensate and natural gas plant liquids. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Natural Gas volumes are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

  This report includes summary projections of reserves and future net revenues for each reserve category. For the purposes of this report, the term "lease" refers to a single economic projection.

  The estimated reserves and future net revenues shown in this report are for proved developed producing, proved developed non-producing and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any value for probable or possible reserves which may exist for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

  Future gross revenue to the Petroglyph interest is prior to deducting state and tribal production taxes and ad valorem taxes. Future net revenues are computed after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net revenues have been discounted at an annual rate of 10% to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

  For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment nor the cost of abandoning the properties.

  As requested, oil prices used in this report are based on a June 30, 1997 weighted average posted price of $15.09 per Bbl, adjusted by lease for gravity, transportation fees and regional posted price differentials. Natural gas prices used in this report are based on a June 30, 1997 weighted average price of $1.71 per McF, adjusted by lease for transportation fees and regional spot market price differentials. Oil, natural gas liquids and natural gas prices are held constant in accordance with SEC guidelines.

  Lease and well operating costs are based on operating expense records of Petroglyph. As requested, the Petroglyph operated properties include only direct lease and field level costs. Headquarters general and administrative overhead expenses of Petroglyph are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development and injection wells and production and enhanced recovery equipment.

  We have made no investigation of potential natural gas volume and value imbalances which may have resulted from over delivery or underdelivery to the Petroglyph interest. Therefore, our estimates of reserves and future net revenues do not include adjustments for the settlement of any such imbalances; our projections are based on Petroglyph receiving its net revenue interest share of estimated future gross natural gas production.

  This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. The recovery of oil and natural gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, development of the proposed enhanced recovery project, injection of water, compression of natural gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner and that the waterflood expansion will proceed as projected. Actual production results and future well data may yield additional facts, not presently available to us, which will require an adjustment to our estimates.

  The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. The sales rates, prices received for the reserves, costs incurred in recovering such reserves and future capital costs may vary from assumptions included in this report due to governmental policies, uncertainties of supply and demand and other factors. Also, estimates of reserves may increase or decrease as a result of future operations.

  In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and natural gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

  The titles to the properties have not been examined by Lee Keeling and Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Petroglyph and the nonconfidential files of Lee Keeling and Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, and geologists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                          Very truly yours,

                                          /s/ Lee Keeling and Associates, Inc.

                                          Lee Keeling and Associates, Inc.

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NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPEC-TUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OF-FER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OF-FER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
UNTIL NOVEMBER 14, 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UN-SOLD ALLOTMENTS OR SUBSCRIPTIONS.
                                ---------------
                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
The Company..............................................................  19
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Dilution.................................................................  21
Capitalization...........................................................  22
Pro Forma Condensed Consolidated Statements of Operations................  23
Selected Consolidated Financial Data.....................................  26
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  28
Business and Properties..................................................  36
Management...............................................................  54
Executive Compensation and Other Information.............................  57
Certain Transactions.....................................................  58
Principal Stockholders...................................................  59
Description of Capital Stock.............................................  60
Shares Eligible for Future Sale..........................................  62
Underwriting.............................................................  63
Legal Matters............................................................  65
Experts..................................................................  65
Available Information....................................................  65
Glossary of Oil and Natural Gas Terms....................................  66
Index to Financial Statements............................................ F-1
Summary Reserve Report................................................... A-1

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                               2,500,000 Shares

                                     LOGO

                                  PETROGLYPH
                                 ENERGY, INC.

                                 Common Stock


                                --------------

                                  PROSPECTUS

                                --------------




                      PRUDENTIAL SECURITIES INCORPORATED

                            OPPENHEIMER & CO., INC.

                         JOHNSON RICE & COMPANY L.L.C.


                               October 20, 1997

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